ADB ASIAN DEVELOPMENT BANK

ANNUAL REPORT 2022

Building Resilience in Challenging Times

President’s Message

I am pleased to share the 2022 Asian Development Bank (ADB) Annual Report, which summarizes ADB’s support to its developing member countries (DMCs) as they moved on from the COVID-19 pandemic and addressed new crises and longer-term development challenges.

In early 2022, Asia and the Pacific looked set to rally as the severity of the COVID-19 pandemic receded. However, fresh headwinds, including the Russian invasion of Ukraine, slowed recovery while a worsening food crisis put tens of millions more people—women, the poor and vulnerable most of all—at risk. Extreme weather events again tested the resilience of the region.

ADB continued to work and evolve to meet the changing and increasingly complex needs of our DMCs. In 2022, we completed a comprehensive organizational review and identified the need for a new operating model that will enable holistic structural and nonstructural improvements. I am confident that these reforms will ensure ADB delivers greater impact in the region, including by scaling up climate financing, mobilizing more private sector investment, and providing a wider range of development solutions in response to client needs.

We met strong demand for ADB assistance in 2022, committing $20.5 billion in loans, grants, equity investments, guarantees, and technical assistance. This included $3.9 billion in financing to the private sector. In addition, we mobilized $11.4 billion in cofinancing, demonstrating the vital role partnerships play in our support to the region.

Devastating floods, droughts, cyclones, and heat waves in 2022 demonstrated the urgent need to address Asia and the Pacific’s vulnerability to climate change. As the region’s climate bank, we stepped up to provide $6.7 billion in financing for mitigation and adaptation initiatives. We made notable progress to promote the just energy transition through new financing partnerships. We also took significant steps toward the first early retirement of a coal-fired power plant under ADB’s innovative and scalable Energy Transition Mechanism.

To alleviate the food crisis in the region, we announced a $14 billion package of support to strengthen food security between 2022 and 2025, committing $3.7 billion in 2022. This financing delivered essential food relief for people most in need and supported longer-term investments in more sustainable, productive, and climate-resilient food systems.

Gender equality is fundamental to an inclusive and resilient Asia and the Pacific. In 2022, 97% of our operations contributed to this agenda through financing and knowledge solutions, including by improving women’s access to quality jobs, fostering women’s entrepreneurship, and building women’s resilience to climate change. Dedicated programs and campaigns tackled gender-based violence.

2022 saw us make substantial investments in other social areas that are crucial for the region’s long-term resilience, such as providing financing to improve education quality and access and to advance affordable health care in the region. Because regional cooperation and integration can significantly help address these and other pressing development challenges, we fostered greater collaboration on issues such as health threats and mobilizing more domestic resources through tax cooperation.

In line with global calls for multilateral development banks to catalyze “billions to trillions,” we also explored ways to unlock greater resources for our DMCs. ADB signed an agreement for up to $1 billion with five leading insurers that will unlock more private sector financial institutional lending and a second exposure exchange agreement for $1.5 billion with the Inter-American Development Bank. These and other innovative measures will enable ADB to boost its lending capacity. The triennial review of our capital adequacy framework, started in 2022, will identify ways we can manage our capital resources more effectively to better support DMCs while ensuring ADB’s financial resilience.

Responding to demand from DMCs for tailored knowledge solutions, we hosted events to enable DMCs to share lessons on issues including gender equality and elderly care, and we held a major forum to consider the future of agriculture in the region. We also helped DMCs test innovative technology solutions in areas such as local-level renewable energy generation while our 300-plus new publications provide insights and guidance on an array of key development topics.

In August, ADB fully reopened its Manila headquarters after two-and-a-half years of reduced occupancy during the pandemic. I was delighted to see the ADB community once again collaborating in person and also to welcome

2	ANNUAL REPORT 2022

ADB Governors to Manila for the second stage of the 55th ADB Annual Meeting in September.

Our staff, contractors, and consultants ensured a seamless delivery of our operational commitments amid the transition back to headquarters and field offices, and I thank them all for their continued dedication to our mission. I am confident ADB’s new hybrid working arrangements, implemented in late 2022, will enable staff to boost productivity while ensuring a healthy work–life balance.

I also extend my deepest thanks to our donors and our bilateral and multilateral development partners for their ongoing support, as well as to members of our Board of Directors for their ongoing guidance.

Although these remain challenging times for the region, I firmly believe that with our ongoing support, DMCs will successfully navigate current crises and longer-term challenges as they build for a more prosperous, inclusive, resilient, and sustainable future.

MASATSUGU ASAKAWA

President and Chairperson
of the Board of Directors

President’s Message	3

Board of Directors

The Board of Directors is responsible for the direction of ADB’s general operations. The bank’s 68 members are represented on the Board through 12 constituencies, each with a director and an alternate director.

The Board held 42 formal meetings, 61 informal sessions, and 47 committee meetings in 2022, with in-person Board meetings resuming in the third quarter. It approved 109 loans, grants, financing facilities, equity investments, and guarantees as well as the bank’s 2023 budget and recommendations, and endorsed new country partnership strategies for Viet Nam and Timor-Leste.

ADB held its third Board Forum in April to discuss effectiveness and efficiency in its management, operations meetings, and priorities. Meanwhile, the first hybrid Board and Management retreat was held in June. Attendees discussed the ongoing challenges of ADB’s developing member countries (DMCs) in the context of the lingering COVID-19 pandemic and how to strengthen the bank’s capacity to help DMCs become more resilient to future shocks.

Major Initiatives

In October, the Board endorsed a new operating model for ADB, laying out specific organizational reforms to address the fast-changing needs of DMCs and deliver on the bank’s Strategy 2030.

The Board also approved an update to the Contingent Disaster Financing and the Countercyclical Support Facility, enhancing ADB’s ability to provide more targeted responses to DMCs during emergencies and crises. This was complemented by Board approval of the Strategic Management of Policy-Based Lending 2022–2024 plan. With a defined ceiling of $18 billion in policy-based lending commitments from 2022–2024, ADB can better plan future policy-based lending operations and maximize their impact.

To help achieve strategic priorities in the private sector, including increasing the scale and diversity of private sector initiatives and mobilizing third-party capital, the Board approved an Enhanced Faster Approach to Small Nonsovereign Transactions.

ADB Board of Directors as of 31 December 2022. *Front, left to right*: Directors Sangmin Ryu, Chantale Wong, Arif Baharudin, Sergio Lugaresi, Anthony McDonald, President and Chairperson of the Board Masatsugu Asakawa, Takahiro Yasui, Sameer Kumar Khare, Noor Ahmed, Wan Farisan bin Wan Sulaiman, Philip Rose, Donald Bobiash. *Back, left to right*: Alternate Directors Damien Horiambe, Karen Murray, Xia Lyu, Alberto Cerdán, David Cavanough, Keiko Takahashi, Md. Azizul Alam, Justine Diokno Sicat, San Thida, Ernesto Braam.

Insert photos, left to right: Director Weihua Liu; Alternate Directors Roger Fischer, Moushumi Khan.

4	ANNUAL REPORT 2022

Partnerships and Dialogue

Board members traveled to several locations during 2022 to better understand the needs of DMC governments and beneficiaries.

Using technology to counter travel restrictions, a group of Board members made a virtual visit to Bhutan and consulted with the government on the country’s post-pandemic recovery and ways ADB can reinforce government efforts to build the country’s resilience.

The Board traveled to Cebu in the Philippines for its first face-to-face meeting since the start of the pandemic. While there, the Board group met with local officials and beneficiaries of ADB-financed projects that are supporting social protection, expanding job opportunities for youth, and piloting funding for new vocational skills in tourism.

A Board group also visited Kazakhstan and the Kyrgyz Republic, engaging with senior government officials, development partners, and international business associations to better understand each country’s developmental challenges and opportunities. The group toured ADB projects supporting road connectivity, skills development, water supply, and wastewater management. It also attended Kazakhstan’s Economic Research Institute to discuss the findings of a regional study on inequality, met beneficiaries of a housing finance project for women, and spoke with women entrepreneurs assisted by an ADB-supported women’s entrepreneurship development center.

Committee Highlights

Directors serve on committees that assist in monitoring and guiding ADB’s operations.

In 2022, the Audit and Risk Committee focused on the sustainability of ADB’s financial position, given ongoing high demand for ADB assistance. It also assessed financial statements, risk management, business continuity, and cybersecurity, and held anticorruption and integrity discussions. The committee conducted a knowledge session, collaborating with the Chair of the G20 Independent Panel to provide updated recommendations on the capital adequacy frameworks of multilateral development banks. The committee requested that ADB Management assess the recommendations for their impact on the bank and prioritize their implementation.

The Budget Review Committee discussed the 2022 budget utilization, 2023 ADB budget, and 2023–2025 work program and budget framework. It also considered the budgetary implications of ADB’s new operating model, ongoing uncertainties such as rising inflation, and the return of international travel for ADB work missions. The committee held joint discussions with the Human Resources Committee on the bank’s workforce analysis and 2023 salary and benefits proposals. It also convened a Joint Board Committee meeting to discuss strategic digital transformation, including progress of the bank’s digital agenda.

The Compliance Review Committee used ADB’s Accountability Mechanism to assess the need for action in addressing complaints from stakeholders. The committee assessed three eligibility reports on complaints—two in India, and one in Nepal—and agreed with the conclusions of the Compliance Review Panel that the complaints were ineligible for compliance review. The committee also reviewed reports on compliance and monitoring of remedial actions for complaints in Georgia. The committee endorsed the approach paper for the review of the 2012 Accountability Mechanism Policy.

The Development Effectiveness Committee assessed substantive evaluations into ADB’s internal coordination and collaboration, the performance of ADB’s nonsovereign operations, and its ongoing support for the recovery from the COVID-19 pandemic. The committee discussed sector-wide evaluations on integrated water management and ADB’s finance sector operations as well as reviewing the bank’s performance reports. It also discussed the Independent Evaluation Department’s strategic directions and knowledge management work and approved the department’s rolling program for 2023–2025.

The Human Resources Committee discussed 2023 salary and benefits proposals and the workforce analysis. It reviewed ADB’s human resources framework on performance management and the bank’s organizational review, while assessing initiatives for culture transformation, job architecture, talent acquisition, and retention. The committee also discussed the 2021 Ombudsperson Annual Report and updates by the Office of Professional Ethics and Conduct on mediation and other projects.

Board of Directors	5

Financial Highlights

ADB OPERATIONAL HIGHLIGHTS

Commitments,a 2018–2022 ($ million)

Item	2018	2019	2020	2021	2022
A. Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	16,286	17,155	22,723	16,459	13,398
Loans	16,012	16,824	22,468	16,195	13,232
Equity Investments	274	155	255	265	147
Guarantees	–	175	–	–	19
Concessional Resources	5,290	4,488	5,449	2,993	4,074
Concessional Ordinary Capital Resources Loans	3,872	3,644	4,432	2,648	3,136
Asian Development Fund Grants	1,418	844	1,017	344	938
Grants	1,418	844	1,017	344	932
Guarantees	–	–	–	–	5[b]
Regular Ordinary Capital and Concessional Resources	21,576	21,643	28,172	19,452	17,472
Trade and Supply Chain Finance Program	2,696	2,136	3,056	3,072	2,736[e]
and Microfinance Program[c,d]
Long term (maturity of 365 days or more)	61	102	151	221	269
Short term (maturity of less than 365 days)	2,634	2,034	2,904	2,851	2,467
Regular Ordinary Capital and Concessional Resources with Trade	24,271	23,779	31,228	22,524	20,208
and Supply Chain Finance Program and Microfinance Program[c,d]
Special Funds[f]	6	–	60	5	7
Grants	6	–	60	5	7
Subtotal (A)	24,277	23,779	31,287	22,529	20,216
By Operations
Sovereign	18,446	18,643	26,826	18,272	16,349
Loans	17,022	17,799	25,749	17,922	15,389
Guarantees	–	–	–	–	19
Grants	1,423	844	1,077	349	940
Nonsovereign	3,136	3,000	1,406	1,186	1,131
Loans	2,862	2,670	1,151	921	979
Equity Investments	274	155	255	265	147
Guarantees	–	175	–	–	5[b]
Trade and Supply Chain Finance Program	2,696	2,136	3,056	3,072	2,736[e]
and Microfinance Program[c,d]
Long term (maturity of 365 days or more)	61	102	151	221	269
Short term (maturity of less than 365 days)	2,634	2,034	2,904	2,851	2,467
Subtotal (A)	24,277	23,779	31,287	22,529	20,216
B. Technical Assistance
Sovereign	227	221	282	209	243
Nonsovereign	14	17	12	21	14
Subtotal (B)	241	237	294	230	257
TOTAL ADB OPERATIONS (A + B)	24,518	24,017	31,581	22,759	20,473
ADB Operations without Trade and Supply Chain Finance Program and Microfinance Program[c,d]	21,823	21,880	28,525	19,687	17,736
C. Cofinancing Including Trust Funds
Sovereign	6,753	5,424	11,123	4,967	4,330
Trust Funds Administered by ADB	216	181	288	116	92
Bilateral	2,113	3,714	4,554	2,051	1,830
Multilateral	3,304	1,380	6,281	2,680	2,340
Others[g]	1,120	149	0	120	69
Nonsovereign[h]	3,161	3,283	1,937	1,753	1,660
Trade and Supply Chain Finance Program	3,992	3,693	3,272	5,790	5,340
and Microfinance Program[d]
Long term (maturity of 365 days or more)	134	128	171	218	218
Short term (maturity of less than 365 days)	3,857	3,565	3,101	5,572	5,122
Transaction Advisory Service	405	113	76	423	60
TOTAL COFINANCING	14,310	12,512	16,409	12,933	11,390

– = nil, 0 = less than $500,000, ADB = Asian Development Bank.

Notes:

1.	Beginning in 2020, commitments from ADB’s internal resources include private sector programs (the Trade and Supply Chain Finance Program and the Microfinance Program). Inclusion of ADB’s exposure (or committed redeployed capital) under private sector programs fully reflects the total financing committed, while at the same time, ADB reports on cofinancing mobilized by these programs. Commitments under private sector programs will distinguish long-term and short-term financing.

2.	Numbers may not sum precisely because of rounding.

[a]	Commitment is the financing approved by the ADB Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. It is the amount indicated in the investment agreement that may or may not be equal to the approved amount, depending on the exchange rate at the time of signing. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

[b]	A nonsovereign guarantee to Cambodia was committed under the Asian Development Fund private sector window managed by ADB.

[c]	The Trade and Supply Chain Finance Program and Microfinance Program are nonsovereign credit enhancement products and loans financed from ADB’s regular ordinary capital resources.

[d]	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.

[e]	The Trade and Supply Chain Finance Program represents 94% of this figure and supported 10,115 transactions in the reporting period, with an average maturity of 128 days.

[f]	Comprises funds other than the Asian Development Fund, such as the Asia Pacific Disaster Response Fund and the Climate Change Fund.

[g]	“Others” includes concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations) other than from official development assistance sources.

[h]	Nonsovereign cofinancing includes commercial cofinancing such as B loans and parallel loans, among others. B loans are cofinancing arrangements involving the coordinated process of pooling funds from various sources for a single borrower or grant recipient, and/or distributing related risks among such other financiers.

6	ANNUAL REPORT 2022

Commitments by Region, 2018–2022 ($ million)

Region	2018	2019	2020	2021	2022
Central and West Asia	5,700	6,111	6,565	5,193	5,962
East Asia	3,162	2,663	2,893	2,034	2,089
Pacific	369	461	1,150	853	994
South Asia	7,621	7,307	9,034	8,819	5,127
Southeast Asia	7,143	7,181	11,628	5,579	6,028
Regional	523	294	310	282	272
TOTAL	24,518	24,017	31,581	22,759	20,473

Note: Numbers may not sum precisely because of rounding.

Note: Percentages may not sum precisely because of rounding.

Commitments by Sector, 2018–2022 ($ million)

Sector	2018	2019	2020	2021	2022
Agriculture, Natural Resources, and Rural Development	2,375	2,309	1,281	1,490	2,218
Education	1,643	1,138	1,066	975	799
Energy	5,095	2,660	4,292	1,837	1,446
Finance	3,430	3,325	4,601	4,116	5,686
Health	524	644	3,512	5,882	823
Industry and Trade	1,899	1,592	2,215	716	238
Information and Communication Technology	62	579	32	55	86
Multisector	5	3	12	10	11
Public Sector Management	2,307	2,985	9,561	2,294	3,725
Transport	4,957	7,536	3,147	3,396	4,344
Water and Other Urban Infrastructure and Services	2,220	1,245	1,862	1,989	1,098
TOTAL	24,518	24,017	31,581	22,759	20,473

Note: Numbers may not sum precisely because of rounding.

COMMITMENTS BY SECTOR, 2022 AND 2021

FINANCIAL HIGHLIGHTS	7

Portfolio, 2018–2022 ($ million)

Item	2018	2019	2020	2021[a]	2022
A. Ongoing Projects[b]
By Source
Regular Ordinary Capital Resources
Loans	67,731	68,289	80,161	80,967	78,353
Other Debt Securities	620	929	1,034	915	712
Guarantees	2,049	2,202	2,703	2,754	2,581
Equity Investments	1,699	1,975	1,799	1,940	1,958
Concessional Resources
Loans	15,504	17,872	19,966	19,531	20,070
Grants	5,233	5,321	5,234	5,146	5,768
Other Special Funds
Grants	7	4	56	39	19
By Operations
Sovereign[c]	80,428	82,808	96,616	97,243	96,687
Nonsovereign	12,414	13,785	14,337	14,050	12,774
Total	92,843	96,592	110,953	111,292	109,461

B. Disbursements
By Source
Regular Ordinary Capital Resources
Loans	11,475	13,148	18,891	14,726	16,154
Equity Investments	143	135	86	141	197
Debt Securities	446	161	349	43	62
Concessional Resources
Loans	1,645	2,513	3,382	2,918	2,421
Grants	476	511	824	380	818
Other Special Funds
Grants	2	3	53	12	6
By Operations
Sovereign[c]	12,234	14,210	21,306	16,559	18,003
Nonsovereign	1,953	2,260	2,279	1,661	1,655
Total	14,186	16,470	23,585	18,220	19,659

C. Net Resources Transfer to	4,622	5,670	12,058	7,924	8,097
Developing Member Countries[d]

Note: Numbers may not sum precisely because of rounding.

a	The 2021 figures differ from those in the 2021 Annual Report due to adjustments after year-end.

b	Sovereign portfolio consists of loans, grants, equity investments, and guarantees committed and not financially closed.

Nonsovereign portfolio consists of (i) committed loan, other debt security and equity (carrying or fair value) portfolio, which includes the outstanding balances plus undisbursed balances; and (ii) the committed guarantee portfolio, which includes the outstanding balances on executed guarantees plus non-executed commitments.

c	Includes the Asian Development Fund and Other Special Funds grants.

d	Net Resources Transfer includes loans, other debt securities, equity investments, the Asian Development Fund, and Other Special Funds grants. Net Resources Transfer to developing member countries refers to the net amount of disbursements in excess of payments of principal, interest, and other charges.

ADB INSTITUTIONAL HIGHLIGHTS

Item	2018	2019	2020	2021	2022
A. Staff[a]
Staff (number)	3,374	3,548	3,646	3,687	3,769
International Staff and Board Staff	1,242	1,287	1,317	1,337	1,365
National and Administrative Staff	2,132	2,261	2,329	2,350	2,404
National Staff	876	943	990	1,030	1,080
Administrative Staff	1,256	1,318	1,339	1,320	1,324
International Staff and Board Staff	1,242	1,287	1,317	1,337	1,365
Location (number)
Resident Missions[b]	195	193	198	186	196
Headquarters	1,047	1,094	1,119	1,151	1,169
International Staff and Board Staff	1,242	1,287	1,317	1,337	1,365
Gender (number)
Male	791	815	820	830	837
Female	451	472	497	507	528

B. Internal Administrative Budget ($ ’000)[c]	672,264	690,488	726,718	771,188	782,068

[a]	“Staff” refers to all international staff, board staff (i.e., Director’s Advisors), national staff, and administrative staff. The figures exclude Management, Board of Directors, and Secondees assigned to the Asian Development Bank (ADB), but include staff on special leave without pay and staff on external assignment to other organizations.

[b]	Includes staff in outposted positions and in ADB’s Philippines Country Office.

[c]	Excludes depreciation beginning 2022.

8	ANNUAL REPORT 2022

ADB RESOURCES AND FINANCIAL DATA ($ million)

Item	2018	2019	2020	2021	2022
Ordinary Capital Resources
Selected Balance Sheet Data
Total Assets	191,860	221,866	271,741	282,084	290,658
of which
Loans Outstanding - Operations	106,405	114,389	129,788	137,163	144,325
Investments for Liquidity Purpose	35,215	39,312	41,963	43,287	45,294
Equity Investments - Operations	1,280	1,619	1,289	1,322	1,438
Derivative Assets	45,500	62,619	87,778	92,860	93,436
Total Liabilities	140,876	169,948	219,104	229,229	236,444
of which	90,423	104,996	128,757	134,071	131,571
Outstanding Borrowings[a]
Derivative Liabilities	48,996	62,569	84,517	91,947	102,965
Total Equity[b]	50,984	51,918	52,637	52,855	54,214
of which
Paid-in Capital	7,029	7,175	7,566	7,381	7,042
Reserves[c]	43,955	44,743	45,071	45,474	47,172

Income Statement Data
Total Revenue	3,741	4,265	3,072	2,399	4,565
Total Expenses	(2,883)	(3,173)	(2,158)	(1,227)	(3,441)
of which
Borrowings and Related Expenses	(2,159)	(2,530)	(1,351)	(460)	(2,640)
Administrative Expenses	(591)	(598)	(669)	(819)	(775)
Net Realized Gains	22	28	230	159	19
Net Unrealized Gains (Losses)	(130)	434	228	(601)	1,026
Net Income	750	1,554	1,372	730	2,169

Allocable Net Income[d]	841	1,069	1,132	1,161	1,099[e]
Allocation to Ordinary Reserve	499	616	734	778	716
Allocation to ADF	259	259	292	292	292
Allocation to Other Special Funds	83	194	105	90	90

Annual Borrowings[f]	23,538	24,613	35,765	35,761	36,109
of which
Thematic Bonds and Green Bonds	1,822	2,657	1,224	5,087	5,750
Local Currency Funding[g]	535	764	930	880	335
Capital Utilization Ratio (%)[h]	54.6	62.1	69.1	74.0	83.9

Available Resources of the Asian Development	1,956	2,498	2,312	2,322	1,787
Fund Resources[i]

Special Fund Resources (Other than ADF)—Uncommitted Balances
Technical Assistance Special Fund	304	196	87	464	285
Japan Special Fund[j]	109	112	112	112	110
ADB Institute	16	19	24	26	27
Regional Cooperation and Integration Fund	10	5	25	12	4
Climate Change Fund	18	10	27	20	15
Asia Pacific Disaster Response Fund	21	21	47	56	49
Financial Sector Development Partnership	4	5	3	3	5
Special Fund
Total	482	368	325	694	495

( ) = negative value, ADF = Asian Development Fund.

Note: Numbers may not sum precisely because of rounding.

a	Includes accrued interest and commission, unamortized premium, and/or discounts.

b	As of 31 December 2022, authorized and subscribed capital amounted to $141,589 million.

c	Reserves include ordinary reserve, special reserve, loan loss reserve (up to 2019 only), surplus, net income after appropriation, net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustment, and accumulated other comprehensive income or loss.

d	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account. This is the amount that ADB may, subject to approval by the Board of Governors, annually allocate to reserves and surplus, and transfers to Special Funds.

e	The 2022 net income allocation is subject to the approval of the Board of Governors at the ADB Annual Meeting in 2023.

f	Excludes euro -commercial paper issuances.

g	Local Currency Funding includes bonds, swaps, and repos.

h	The capital utilization ratio is the ratio of total economic capital used (numerator) to usable equity (denominator). The current capital adequacy framework was applied in the capital utilization ratios from 2019 to 2022.

i	Includes the total fund balance and nonnegotiable, noninterest-bearing demand obligations on account of contributions.

j	The Japan Special Fund (JSF) resources include the Asian Currency Crisis Support Facility (ACCSF). In 2021, the ACCSF’s account was closed after transferring ACCSF’s residual balance to JSF.

FINANCIAL HIGHLIGHTS	9

1

Building Resilience in Challenging Times

A bus driver in Dushanbe, Tajikistan who received her license through an ADB-supported training program.

Economies in Asia and the Pacific continued to recover from the COVID-19 pandemic in 2022 as the impacts of the virus waned and lockdowns eased. However, after a strong 7% rebound in 2021, growth for the region’s developing economies slowed to around 4% for the year. This moderate growth was underpinned by generally sound macroeconomic fundamentals, robust export performance, and removal of COVID-19 restrictions in most countries. The relaxation of travel restrictions benefited many tourism-dependent economies, though smaller economies in the Pacific contracted further over the year.

ADB’s developing member countries (DMCs) across the Asia and Pacific region continued to face strong economic headwinds in 2022. These included a variety of supply chain disruptions and sharp increases in international commodity prices exacerbated by the Russian invasion of Ukraine, with economies reliant on food and energy imports particularly affected.

The economic challenges of 2022 were amplified by tighter financing conditions, which dented global demand, contributed to pronounced currency depreciations across the region, and pushed up the cost of servicing external debt.

Meanwhile, extreme weather events and disasters caused by natural hazards resulted in the loss of lives and the displacement of millions of people. These events severely undermined agricultural production and diverted government resources away from new initiatives and toward rebuilding infrastructure and reviving economic activity.

Although the number of extremely poor people in developing Asia was estimated to have reduced back to its pre-pandemic level by the end of 2022, many households struggled to shake off the effects of the COVID-19 downturn.

With an estimated 425 million people in the region facing hunger in 2021, rapid food price inflation in 2022— exceeding 10% in 15 DMCs—put tens of millions more people at risk, especially women, and the poor and vulnerable who typically spend a large part of their income on food.

10	ANNUAL REPORT 2022

Support for Recovery and Enhanced Resilience in 2022

ADB’s commitments from its own resources for lending, grants, guarantees, equity investments, and technical assistance reached $20.5 billion in 2022. This support was aimed at four broad areas:

Tackling cross-cutting, global challenges such as climate change and food insecurity. In line with its role as Asia and the Pacific’s climate bank, ADB committed $6.7 billion in climate financing in 2022, reaching $21 billion in cumulative financing for 2019–2022, and making headway toward its enhanced ambition of $100 billion in cumulative climate finance from 2019 to 2030. During the year, ADB signed its first-ever policy-based loan related to climate, supporting reforms by the Government of the Philippines to enhance planning, financing, and institutional systems for scaling up climate action.

The bank also made progress with its innovative Energy Transition Mechanism, working with Indonesian partners and donors toward the mechanism’s first early retirement of a coal-fired power plant. To help strengthen the resilience of food systems against climate change and biodiversity loss, and in view of the region’s food crisis, ADB announced a $14 billion assistance package for 2022–2025, of which $3.7 billion was committed in 2022.

Enhancing economy-wide resilience through investments in social sectors, infrastructure, and natural resources. ADB committed $798.8 million to the education sector in 2022, addressing issues such as learning losses during the pandemic. It also provided $822.8 million to the health sector, focusing on initiatives to expand access to affordable services. In addition, ADB continued providing strong support for quality infrastructure, with investments in transport ($4.3 billion), energy ($1.4 billion), and water and other urban infrastructure and services ($1.1 billion). Meanwhile, the bank invested $2.2 billion to enhance the productivity and resilience of the region’s agriculture and natural resources sectors.

Strengthening the enabling environment for recovery and growth. During 2022, ADB committed $3.7 billion for institutional reforms, capacity building, and strengthened public service delivery in DMCs, with fast-disbursing loans making up a significant portion of this financing. The bank also provided $6 billion to support growth in finance, industry, and other economic sectors. ADB’s nonsovereign investments totaled $3.9 billion in 2022, of which $2.7 billion was delivered under the bank’s Trade and Supply Chain Finance Program and its Microfinance Program, which provided vital liquidity support to build the resilience of private sector enterprises.

TOTAL ADB COMMITMENTS, 2022

($ MILLION)

Rapidly responding to crisis situations in several DMCs.

ADB provided timely responses to emerging and ongoing crises in the Asia and Pacific region. This included a combined $2.2 billion, directed through the bank’s Countercyclical Support Facility, for the Kyrgyz Republic, Mongolia, Pakistan, Tajikistan, and Uzbekistan—all severely impacted by the food and energy crisis sparked by the Russian invasion of Ukraine, and in the case of Pakistan, devastating floods. Moreover, ADB disbursed $10.5 million in emergency support to Tonga following a nearby volcanic eruption and subsequent tsunami, and $71.4 million for Bangladesh to meet the urgent basic needs of displaced people from Myanmar in the Cox’s Bazar district. To enable Sri Lankan enterprises to deliver critical goods during the country’s economic crisis, ADB committed $247.2 million through its Trade and Supply Chain Finance Program and via surplus loan proceeds from existing projects. ADB also committed $405 million in grants, administered through United Nations agencies, to support the basic human needs of the people of Afghanistan.

Leveraging Partnerships to Build Resilience in Developing Member Countries

Through partnerships, ADB provided significant financial and knowledge resources in 2022 to help DMCs recover from the COVID -19 pandemic and reinforce themselves against future shocks. The bank mobilized $4.3 billion in cofinancing for its sovereign investments and $7.1 billion in cofinancing for its nonsovereign investments.

Building Resilience in Challenging Times	11

ADB established three new trust funds in 2022. The Energy Transition Mechanism Partnership Trust Fund will mobilize resources to accelerate the region’s transition from coal-based power to clean energy. The Climate Innovation and Development Fund will focus on supporting the private sector to scale up investments in climate mitigation and adaptation. The Project Preparation and Implementation Support Trust Fund will help DMCs build a pipeline of technically sound projects.

To pave the way for enhanced collaboration on priority issues, ADB signed memoranda of understanding with several key partners in 2022, including Agence Française de Développement and the German state-owned development bank KfW. These partnerships will, for example, help accelerate climate change adaptation and mitigation, hasten clean energy transition, and boost water and food security. ADB also signed an agreement with five leading global insurers, which will mobilize up to $1 billion of cofinancing capacity for lending to financial institutions across Asia and the Pacific.

Celebrating its long-term partnerships with civil society organizations (CSOs), ADB marked the 20th anniversary of its NGO and Civil Society Center, the bank’s dedicated entity for engagement with CSOs. Among many activities during 2022, ADB worked with CSOs in Armenia, Cambodia, the Cook Islands, the Lao People’s Democratic Republic, Mongolia, the Philippines, and Thailand to provide essential supplies for populations struggling through economic crises and pandemic recovery.

The bank collaborated with the Government of Indonesia during its G20 presidency, supporting work on clean energy transition, gender equality, global health, subnational governments, and more. It also helped facilitate a smooth transfer to the incoming Indian G20 presidency.

Transforming for More Innovative and Responsive Solutions

In 2022, ADB furthered its efforts to evolve and be best positioned to serve its DMCs.

In October, the Board of Directors endorsed a new operating model that specifies organizational transformation to drive four key shifts: increase ADB’s capacity as the region’s climate bank; spur private sector development and mobilize more private investment; provide a wider range of high-quality development solutions; and modernize ways of working to ensure greater responsiveness, agility, and proximity to DMCs.

To ensure the bank maintains its financial resilience while meeting the needs of its DMCs, ADB continued to diversify its funding structure in 2022, raising $36.1 billion in 22 currencies. The bank issued its largest-ever sterling bond of £1 billion and returned to the Swiss franc market after 12 years. ADB also issued bonds in five new currencies and issued its highest annual volume of theme bonds at $5.8 billion, driven by health and gender bonds.

In 2022, ADB sought to identify capital management approaches that can unlock greater financial resources for DMCs while appropriately managing risk. The bank began the triennial review of its capital adequacy framework, which is being informed by analysis from the G20-commissioned independent review of capital adequacy frameworks in multilateral development banks. Meanwhile, ADB signed a second sovereign exposure agreement, worth $1.5 billion, with the Inter-American Development Bank, following an initial agreement in 2020.

12	ANNUAL REPORT 2022

PERCENTAGE OF ADB’S 2022 COMMITMENTS SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

Strategic Focus

The events of 2022 highlighted the need for DMCs to be able to absorb, manage, and recover from multiple, simultaneous shocks. Consequently, in pursuing its operational priorities, ADB worked to build immediate and long-term resilience in its DMCs.

Addressing Remaining Poverty and Reducing Inequalities

Poor communities, older people, workers in the informal sector, people with disabilities, and children all suffered disproportionately from the various crises of 2022. In response, ADB maintained a sharp focus on the need for adequate social protection coverage, access to education, and affordable health systems across Asia and the Pacific.

The bank provided critical financing to help governments deal with the effects of the Russian invasion of Ukraine, committing countercyclical support for the Kyrgyz Republic, Mongolia, Pakistan, Tajikistan, and Uzbekistan. This support was used to better target social protection, enhance food security, and keep people in jobs.

Additionally, ADB initiated projects designed to improve the administrative efficiency of DMCs’ social protection systems, such as in Bangladesh. Through a report released in 2022, the bank is also helping DMCs identify gaps that need to be filled in social protection systems while highlighting the importance of digital solutions to strengthen service delivery and coverage.

To make up for learning losses incurred during the COVID-19 pandemic, ADB initiated new research to measure the magnitude of these losses across Asia and the Pacific. This project is also testing ways to address the losses now that most schools have returned to in-person instruction. In more immediate action, ADB worked through United Nations agencies to help girls and boys in 19 provinces of Afghanistan continue learning, with grants for community-based education, training for female teachers, and provision of learning materials.

On the health front, ADB’s $9 billion Asia Pacific Vaccine Access Facility (APVAX) continued to scale up COVID-19 vaccination coverage in the region. As of 2022, the APVAX program in India had helped secure over 667 million vaccine doses to protect 317 million citizens. APVAX also supported vaccine rollouts in Bhutan, Cambodia, and Maldives during the year. In addition, ADB provided an equity investment to Indonesia’s largest manufacturer and distributor of medical equipment and supplies to make these products more accessible. The bank also published targeted knowledge products, including a study showcasing how digital financial services can be integrated with health innovations.

Accelerating Progress in Gender Equality

Women and girls in Asia and the Pacific have experienced significant hardships due to the protracted COVID-19 pandemic and the Russian invasion of Ukraine, and they continue to bear the brunt of climate change impacts.

Building Resilience in Challenging Times	13

By including gender elements in nearly all of its projects in 2022, ADB worked to create economic and social resilience for the region’s women and girls. The bank continued to address a range of critical issues during the year, including women’s employment and entrepreneurship opportunities, food security, resilience to climate change, and the eradication of gender-based violence.

In Palau, an ADB policy-based loan will help remove registration barriers that prevent women from starting and growing their businesses. In Maldives, the bank is supporting its first holistic gender equality project in the country, with initiatives ranging from improved social services for aged care and early childcare to helping CSOs advance the prevention of gender-based and domestic violence.

Through its Law and Policy Reform Program, ADB continued to promote access to justice for women and girls subjected to gender-based violence in Timor-Leste. This included conducting a training program for the country’s judiciary. At the same time, the bank provided technical assistance for Nepal to develop tailored solutions to the country’s issues around gender-based violence.

In the vital area of women’s resilience to climate change, ADB published country reports for Fiji, the Lao People’s Democratic Republic, and Mongolia explaining how laws and policies can promote gender equality in climate change and disaster risk management. The Fiji report, for instance, urges policymakers to acknowledge in law the links between disasters and increased incidences of gender-based violence and to support redress for survivors.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

Asia and the Pacific is more vulnerable to climate change than almost all other regions in the world, and faces increasing climate shocks that are putting development progress at risk. ADB scaled up its climate financing in 2022, helping DMCs get closer to their adaptation and mitigation goals and advancing the region’s progress toward a net-zero future.

In Bangladesh, ADB is helping vulnerable coastal towns anticipate, absorb, and recover from the effects of climate shocks through early warning systems and more resilient infrastructure. In pursuit of clean energy, the bank is assisting Viet Nam and India in scaling up the use of electric buses for public transport. During 2022, ADB invested in its first wind power project in Uzbekistan, while its first major private sector renewable energy investment in Azerbaijan will support a 230-megawatt solar power plant.

To accelerate the region’s transition to net-zero, ADB launched a number of initiatives at the United Nations Climate Change Conference (COP27) in Sharm el-Sheikh, Egypt. The Asia and the Pacific Water Resilience Initiative will pursue innovative solutions for water security. The Blue Pacific Finance Hub will build ocean and coastal resilience in countries threatened by the impacts of climate change. The Just Transition Support Platform will assist DMCs to plan, implement, and finance energy transition. The Accelerating Climate Transitions through Green Finance in Southeast Asia program will help DMCs mobilize financing for their climate commitments under the Paris Agreement.

14	ANNUAL REPORT 2022

ADB also used its knowledge services during 2022 to provide DMCs with guidance on attracting climate finance. This included a report showing how Islamic finance can contribute to climate action, and a working paper identifying potential levers to upscale private sector engagement in climate adaptation.

Fostering environmental sustainability, ADB launched the Asia Clean Blue Skies Program to ramp up investments in air quality. It also initiated the world’s first Blue Bond Incubator, supporting ocean-related projects in the region.

With nature-based solutions a focal point for environmental resilience, ADB conducted a series of webinars highlighting how these solutions can be used in flood and drought risk management, and released a study showcasing nature-based solutions for low-cost, integrated flood risk management in major Philippine river basins. Meanwhile, a program to document the region’s nature-based solutions—launched at the Conference of the Parties to the United Nations Convention on Biological Diversity (UNCBD-15) by ADB and Tsinghua University in the People’s Republic of China— will facilitate learning and collaboration among DMCs.

Making Cities More Livable

The COVID-19 pandemic disrupted urban services, stretched the already-deficient capacities of some governments, and exposed the inadequacies of urban and social infrastructure. As a result, most DMCs now recognize that their cities need to be more resilient against future crises.

To strengthen this resilience, ADB enhanced its support for water security in 2022. In Bangladesh, it committed additional financing to develop the Meghna River as a sustainable water source for Dhaka. In Tajikistan, it is helping expand climate-resilient water supply and sanitation infrastructure for Dushanbe. With Timor-Leste experiencing rapid urbanization in its capital Dili, ADB is providing support to create new water supply and waste management infrastructure, including through a public–private partnership. Fostering knowledge sharing across the region, a report on digital solutions is designed to help DMCs improve water security in the longer term.

In the transport sector, ADB’s commitments included $1.75 billion as the first tranche of a $4.3 billion commuter railway project in the Philippines, the bank’s biggest infrastructure investment to date. To improve urban transport in India, ADB is supporting the development of three new metro lines connecting Chennai’s metropolitan area to the city’s south and west.

Encouraging more socially inclusive cities, ADB is helping Wuzhou in the People’s Republic of China expand parks and green spaces while creating better environments and amenities for exercise. In Malaysia, the bank’s technical

A Replicable and Scalable Solution for Decarbonization

The Asia and Pacific region accounts for more than 50% of global greenhouse gas emissions. Only by transitioning away from coal-based energy can the region realize its climate goals and meet its Paris Agreement targets, and a key contributor to these objectives will be ADB’s Energy Transition Mechanism (ETM).

The ETM aims to accelerate the reduction in greenhouse gas emissions by retiring or repurposing coal-fired power plants earlier than scheduled, while boosting the share of renewable energy in national power grids. It also supports a just energy transition, with a commitment that the move toward more sustainable economies will leave no community, industry, or worker behind.

In November 2022, the ETM achieved its first major milestone when, during the G20 Leaders Summit held in Bali, Indonesia, ADB and Indonesian partners signed a landmark memorandum of understanding for the first early retirement of a coal-fired power plant under the mechanism.

In parallel, ADB helped mobilize $500 million in financing for coal-power retirement in Indonesia via the Climate Investment Fund’s Accelerated Coal Transition program.

During 2022, ADB also sought to expand both the financial resources and geographic remit of the ETM, which was launched in 2021 in partnership with the governments of Indonesia and the Philippines. The bank established the Energy Transition Mechanism Partnership Trust Fund as the funding vehicle for the mechanism, while attracting a €30 million contribution from Germany to complement Japan’s initial contribution of $25 million. Expanding the mechanism’s geographic coverage, ADB continued ETM efforts in the Philippines and Viet Nam, and commenced pre-feasibility studies in Kazakhstan and Pakistan.

assistance will help prepare green and sustainable city action plans for 14 urban centers.

Through a copublication with the Asian Development Bank Institute, ADB explored the effects of the COVID-19 pandemic on the informal sector in Asian cities and looked at how leveraging informal services can build urban resilience.

Building Resilience in Challenging Times	15

Promoting Rural Development and Food Security

In 2022, ADB supported numerous projects that focus on the nexus between climate change and food security. The bank’s investments during the year are promoting climate-smart food production, improvements to food supply chains, management of natural resources in agri-food systems, and application of nature-based solutions for more sustainable farming practices.

In India, ADB is helping farmers adopt fertilizers designed to simultaneously increase food production, reduce water and soil contamination, and improve resilience to climate change. In Mongolia, the bank is financing the protection of pasturelands against degradation, drought, and extreme climate events, benefiting more than 38,500 residents in 20 districts.

Under a project covering India, Indonesia, Pakistan, Thailand, and Viet Nam, ADB is helping finance the crop inventories of over 50,000 smallholder farmers, undertake an assessment of climate risk vulnerability, and increase the participation of women in climate-resilient farming. Another project, in Nepal, will benefit 30,000 farming households by helping develop climate-resilient orchards and deliver livelihood and climate adaptation training for growers.

To assist DMCs in planning the future of agriculture, ADB hosted the Asia Pacific Rural Development and Food Security Forum. With over 600 participants, the forum discussed the use of digital technologies for more resilient agriculture, pathways to sustainable and inclusive food systems, and new approaches to nutrition security.

It resulted in a memorandum of cooperation with Japan’s Ministry of Agriculture, Forestry and Fisheries to scale up ADB support for technologically advanced, sustainable, and resilient food systems in the region.

Strengthening Governance and Institutional Capacity

Stronger governance and expanded institutional capacity can help create the sound policies needed to achieve a more resilient Asia and the Pacific. ADB advanced these objectives in 2022 with investments in domestic resource mobilization, reform of state-owned enterprises (SOEs), planning for quality infrastructure, and support for national and subnational governments.

Under the Asia-Pacific Tax Hub, ADB completed a tax administration assessment for Bhutan, produced advice for DMCs on topics such as taxation and social protection and optimal tax policy design, and provided technical support to 16 DMCs through tailored programs that enhance international tax cooperation.

To ultimately improve delivery of public goods and services and reduce the fiscal burden on governments, ADB released a guidance note to help SOEs access commercial finance. It also assisted DMCs in developing their capital markets and supported sustainable development through bond issuances, such as Thailand’s green and social bonds, and gender bonds for Georgia and Kazakhstan.

In Indonesia and Papua New Guinea, ADB is supporting projects that include comprehensive reforms for SOEs and climate targets for these enterprises. It is also helping Samoa better plan and target government reforms, manage SOE risks, enhance financial market development, and support inclusive growth of the private sector.

To improve the efficiency of infrastructure projects, including those undertaken through public–private partnerships, ADB supported the adoption of SOURCE— a digital infrastructure project preparation and management platform—in Indonesia, the Philippines, and Uzbekistan. Working with the Organisation for Economic Co-operation and Development, ADB also created a policy tool kit to help DMCs mobilize financing for inclusive infrastructure investments.

Fostering Regional Cooperation and Integration

With deeper regional cooperation and integration crucial to helping DMCs collectively absorb future shocks and become more economically resilient, ADB financed initiatives in transport connectivity and trade facilitation, regional information sharing, and the revitalization of international tourism across Asia and the Pacific.

For instance, the bank invested in a project to link Bangladesh with India’s northeastern region, strengthening the former as a trade hub and improving the latter’s access to Southeast Asian and global markets. To enhance the flow of goods, ADB supported a study evaluating the efficiency of trade across six transport corridors in the Central Asia Regional Economic Cooperation region. The study provides policymakers with insights on how to remove structural trade barriers.

The region’s sustained socioeconomic recovery from COVID-19 hinges on greater sharing of health information and other control measures to prevent recurrent outbreaks. In the Greater Mekong Subregion, ADB is expanding access to quality health services for populations residing in, and migrating through, Banteay Meanchey Province in Cambodia. In Central and West Asia, the bank is helping the Kyrgyz Republic, situated at the crossroads of major regional transport corridors, improve its ability to detect and contain public health threats, especially in high-traffic border areas.

Aiming to raise international visitor arrivals in Mongolia, ADB is working to hone the tourism-related skills of about 16,000 residents and introduce nature-based solutions to protect wilderness and heritage values.

As part of broader regional knowledge sharing, ADB released a report exploring how Asia and the Pacific can capitalize on growing opportunities in digital services through international cooperation. The bank also published guidance notes on planning, preparing, and implementing national single windows, which enable traders and transport providers to interact efficiently with cross-border regulatory agencies, and on facilitating trade in vaccines and essential medical supplies.

Promoting Food Security in Asia and the Pacific

Food insecurity intensified significantly in Asia and the Pacific during 2022. Exacerbated by the Russian invasion of Ukraine, food price inflation wreaked havoc on household budgets and heavily restricted the availability of nutritious meals for families.

In Sri Lanka, for example, food price inflation and a broader economic crisis exposed an estimated 8.2 million people to the prospect of having inadequate food. In Pakistan, extreme floods damaged over one-third of the Kharif (summer) seasonal cropping area, curtailing food supply and driving up prices. In Afghanistan, drought and flash floods worsened food insecurity and contributed to soaring prices of staple items, which impacted the entire population.

Responding to this region-wide crisis, ADB announced a $14 billion program over 2022–2025 to provide immediate food relief and improve long-term food security in Asia and the Pacific, with significant financing repurposed from existing projects of lesser urgency.

ADB committed $3.7 billion from the program in 2022, including essential food assistance for those in need, including women and girls, in Afghanistan (using United Nations systems), Pakistan, and Sri Lanka.

For the longer term, the program is helping build resilience to future food supply shocks and strengthen food systems against the impacts of climate change and biodiversity loss. It includes initiatives to sustainably scale up food production and ease pricing pressures, bolster climate resilience in agriculture via nature-based solutions, modernize irrigation and water management practices, and expand access to rural finance.

Examples of investments committed in 2022 include emergency assistance in Sri Lanka with a component to offset rising agricultural production costs and encourage food production; support for climate-resilient coastal and marine fishing in Cambodia, benefiting 20,000 households; and loans to bolster food production for about 7,000 farmers and agribusinesses in the Kyrgyz Republic.

Building Resilience in Challenging Times	17

LEVERAGING KNOWLEDGE TO BUILD RESILIENCE IN CHALLENGING TIMES

The confluence of the lingering COVID-19 pandemic, the Russian invasion of Ukraine, and extreme weather events in 2022 drove high demand from ADB’s developing member countries (DMCs) for knowledge solutions to help them navigate these and other complex challenges.

ADB responded throughout the year by working with DMC governments to deliver knowledge solutions on food system productivity, low-carbon development, population aging and elderly care, women’s entrepreneurship, the elimination of gender-based violence, market-oriented education and training, and many other issues key to building economic and social resilience in the region.

Much of ADB’s knowledge work in 2022 culminated in the publication of various studies, papers, and reports that share insights to help DMCs fortify their economies and communities against future crises.

As an example, the guidance note on Fostering Regional Cooperation and Integration for Recovery and Resilience identifies ways DMCs can collectively expand regional health security, trade in information and communication technology (ICT) services, and financial safety nets as they continue to recover from the COVID-19 pandemic.

Adding Value through Country Knowledge

To help DMCs formulate responses to the challenges of 2022 and beyond, ADB acted to enhance the impact of its knowledge work in supporting national development priorities.

Across the year, the bank continued in-country knowledge consultations with its DMCs, liaising with Georgia, Kazakhstan, the Lao People’s Democratic Republic, and Viet Nam. Such efforts enable ADB to understand its DMC’s specific knowledge needs and reflect the findings in detailed country knowledge plans.

Consultations over the past 2 years have shown that DMCs need further knowledge support in crisis preparedness and recovery, climate adaptation and energy transition, social sector reforms, urban services, and enabling private sector participation. More broadly, DMCs are keen to explore economic diversification and inclusive development.

ADB’s country knowledge work can yield additional benefits for DMCs and a strong example of this emerged from the bank’s efforts on the Philippines’ country knowledge plan. During consultations, the Government of the Philippines requested ADB assistance with a knowledge management strategy for the country’s National Economic and

Development Authority. The strategy will help the Philippines better understand past crisis response measures and modernize its information processes. It has resulted in similar requests from other government agencies for ADB input.

Sharing Insights on Priority Topics

To foster the exchange of knowledge with and between DMCs across Asia and the Pacific, ADB convened a number of landmark events throughout 2022.

In May, the bank hosted the first-ever regional conference on making judicial systems more gender responsive. Held in Fiji, this event was attended by more than 200 judges, prosecutors, civil society organizations, and other stakeholders from 40 countries.

In September, ADB and the Asian Development Bank Institute worked together to deliver a 3-day online regional forum on the rapidly escalating issue of elderly care. The forum provided a platform for DMCs to learn about replicable solutions to population aging, and featured a case study on the experience of Yichang in the People’s Republic of China.

In October, a conference to advance gender equality and social inclusion in South Asia was held in Bhutan with representatives of government ministries, civil society organizations, and academic institutions from six DMCs. Aided by their feedback and input, a framework was developed and launched focusing on the empowerment of women and girls and recognizing the needs of individuals with diverse sexual orientation and gender identity characteristics.

Driving Innovation to Sharpen Knowledge

ADB has long identified innovation as a key driver of nimble and effective responses to the complex development challenges of DMCs. This commitment was highlighted by the launch in 2021 of an ADB innovation hub to enhance the bank’s own technical capabilities and support innovation in DMCs.

In 2022, the hub focused on four key areas: introducing innovative tools and techniques to staff, creating processes and systems for innovative project development and implementation, building innovation partnerships within and outside the bank, and scaling up innovative pilots in DMCs.

By the end of 2022, the hub had trained over 250 ADB staff on new ways of thinking about innovation. It also built

18	ANNUAL REPORT 2022

partnerships with 15 international organizations and signed grant funding agreements with technology providers to develop proof of concepts in energy generation, ocean health, transport, and urban development.

Complementing these activities, ADB held an Innovation Fair in October that drew 1,500 in-house participants who learned from leading innovators such as Netflix and Tata Consultancy Services. The fair provided a platform to showcase experiences in innovation, including potential replication and scale across DMCs.

Delivering Advanced Solutions on the Ground

In 2022, ADB completed two pilot projects that stemmed from the innovation hub’s Technology Innovation Challenge. A renewable energy minigrid project in the Philippines combines solar power generation, battery storage, and microhydro technology to supply electricity to a local business in Tacloban. The other pilot, in Viet Nam, installed innovative heat exchange technology to deliver energy savings in a food processing line in Ha Noi, setting an example for food processors across the country and in other DMCs.

Also under the remit of the innovation hub, ICT experts were deployed for specific tasks in several DMCs. In the Philippines, ADB assisted the Department of Education in building an online professional development system to guide over 800,000 teachers on minimum service standards and to help develop a holistic secondary education curriculum. ADB innovation experts are also working to enhance public service delivery in Cambodia by customizing digital billing systems for the country’s water services, while specialists seconded to Pakistan are helping the Ministry of Climate Change develop a web-based dashboard that can foster climate resilience by tracking climate investments and managing related knowledge.

Realizing the Knowledge Management Action Plan

ADB’s knowledge work in 2022 reflected ongoing efforts to deliver tailored solutions as part of the bank’s Knowledge Management Action Plan 2021–2025. Sharpening ADB’s own knowledge capacity is an important part of the plan.

In 2022, a governance group was established to oversee the bank’s knowledge management. Meanwhile, more than 70 ADB staff were trained on basic knowledge management and over 450 personnel on concepts such as systems thinking, design thinking, and futures thinking and foresight. Significantly, ADB also advanced knowledge management processes for its climate agenda.

Embracing international best practices, ADB laid the groundwork during 2022 for aligning with the ISO standard 30401 for knowledge management. The bank will also be chairing the International Financial Institutions Community of Practice on knowledge management from 2023 to 2025.

BUILDING RESILIENCE IN CHALLENGING TIMES	19

2

OPERATIONS

Central and West Asia

Afghanistan, Armenia, Azerbaijan, Georgia, Kazakhstan, the Kyrgyz Republic, Pakistan, Tajikistan, Turkmenistan, Uzbekistan

A restaurant owner and her child in Jambyl Province, Kazakhstan.

BY THE NUMBERS

$6.0 B
COMMITTED

$5.1 B
DISBURSED

$641.6 M
COFINANCED

Economic growth varied greatly among the economies of Central and West Asia in 2022.

Afghanistan and Pakistan were severely impacted by rising food and energy prices, exacerbated by the Russian invasion of Ukraine, triggering domestic inflation and curtailing consumption. Highlighting the region's vulnerability to climate change, Pakistan was also hit by devastating floods that killed more than 1,730 people, directly affected 33 million people, caused billions of dollars in damage, and worsened an already fragile economic situation.

Some economies in Central and West Asia, however, recorded their largest economic expansion in the past decade, with Armenia and Georgia achieving double-digit growth in gross domestic product. These economies were bolstered by spending from incoming Russian migrants, rising commodity prices, and continued healthy remittances from the Russian Federation. Meanwhile, the region's oil and gas exporters—Azerbaijan, Kazakhstan, and Turkmenistan—benefited from rising energy prices.

As well as delivering a substantial emergency response for Pakistan during 2022, ADB supported post-pandemic green growth and increased resilience to both short- and long-term challenges in its developing member countries (DMCs) of Central and West Asia. The bank committed financial resources totaling $6 billion for the region in 2022, comprising $4.8 billion in sovereign financing and $1.2 billion in nonsovereign investments.

ADB's support during the year included $2.1 billion through the bank's Building Resilience with Active Countercyclical Expenditures (BRACE) programs. This helped Pakistan navigate the economic impacts of the Russian invasion of Ukraine and extreme flooding, and provided a buffer to shore up government budgets in the Kyrgyz Republic, Tajikistan, and Uzbekistan.

Through other significant investments in Central and West Asia, ADB helped improve education and health services, enhanced opportunities for women entrepreneurs, and supported climate-resilient infrastructure and the region's clean energy transition.

20	ANNUAL REPORT 2022

PERCENTAGE OF ADB’S 2022 COMMITMENTS IN CENTRAL AND WEST ASIA SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but in 2022 supported the economic and social development of the Afghan people through a special arrangement with the United Nations to address basic human needs.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2022, ADB support helped address various crises and longer-term challenges impacting poor and vulnerable communities across Central and West Asia.

In Afghanistan, a country on the brink of universal poverty, ADB committed $405 million in grants to United Nations agencies to help ensure supply of adequate food and sustain the delivery of essential health and education services for the Afghan people. This is aligned with ADB’s approach for fragile and conflict-affected situations. By the end of 2022, it had provided nutritionally balanced food to almost 1.19 million people, including 583,958 women and girls, and helped sustain production of wheat and livestock, along with livelihoods support for 201,829 rural households, benefiting 1.9 million people, including 956,704 women and girls. At the same time, 5.31 million people (62% female) received access to basic health and essential hospital services and about 1.9 million people (50% female) were vaccinated against COVID-19. To tackle entrenched poverty through education, the grants helped 313,334 primary and secondary students

(56% girls) to continue learning by expanding community-based education and supplying learning materials for first-graders at public schools.

In Uzbekistan, ADB provided a $500 million loan through the BRACE program to reduce the severity of socioeconomic shocks triggered by the Russian invasion of Ukraine. The financing helped the government maintain social assistance payments to more than 8.9 million vulnerable people in 2022. The loan also promoted food security by supporting the government in stabilizing domestic prices of wheat and other essential food items.

With Georgia experiencing a shortage of affordable financing for housing, especially among young and low-income families, ADB signed a nonsovereign loan with TBC Bank JSC (TBC) for the lari equivalent of $99.7 million. The loan, which follows an ADB investment in 2021 to help increase the supply of residential housing in the country, will be onlent by TBC to support mortgage and home renovation financing for at least 800,000 low- and medium-income earners. It will help strengthen Georgia’s economic resilience to future shocks through increased personal asset ownership.

Accelerating Progress in Gender Equality

ADB’s efforts to advance gender equality in Central and West Asia were highlighted by support for women’s financial inclusion and entrepreneurship, capital market financing for affordable housing loans for women, and improvements to maternal health services.

OPERATIONS: Central and West Asia	21

TOP FIVE SECTORS FOR ADB COMMITMENTS IN CENTRAL AND WEST ASIA IN 2022

Relief, Recovery, and Reconstruction in Pakistan

The Pakistan floods that raged from June to October 2022 killed more than 1,730 people. By the time the floodwaters subsided, they had impacted 33 million people, inflicted damages and economic losses exceeding $30 billion, and resulted in recovery and reconstruction needs estimated at $16.3 billion.

ADB worked swiftly to provide immediate support for Pakistan’s flood victims, disbursing a $3 million grant under the Asia Pacific Disaster Response Fund in September and ensuring supply of emergency food supplies, tents, and other relief items.

The bank followed that emergency support by committing a further $449 million for direct and comprehensive flood support.

Comprising a loan, technical assistance, and repurposed financing, the package covers reconstruction of 485 kilometers of vital roads and around 30 bridges. It is also helping restore and upgrade irrigation and drainage structures and strengthen flood risk management.

In October, ADB provided Pakistan with $1.5 billion, along with $500 million in cofinancing, through the Building Resilience with Active Countercyclical Expenditures Program. This support is helping the government counter rising food prices and strengthen food security, shore up employment, and enhance social protection for poor and vulnerable people, many of whom were directly affected by the floods.

Although micro, small, and medium-sized enterprises (MSMEs) make up nearly 97% of all business entities in Kazakhstan, only about a quarter of these are led or owned by women, who generally experience a lack of access to business financing. As a step toward achieving gender equality, ADB provided a nonsovereign loan of $15 million in local currency equivalent to microfinance organization KMF Limited Liability (KMF) for onlending to MSME borrowers. The project incorporates a target of lending to 185,000 women-led MSMEs, with KMF to also introduce new products and services tailored to the needs of women business customers.

ADB also successfully raised 14 billion Kazakhstan tenge (about $32 million) from its second gender bond issuance in the country, helping develop the local capital market and advance gender equality in housing finance. The bond proceeds were used as part of an ongoing ADB project that is expanding the lending operations of Otbasy Bank to provide affordable residential mortgage loans to women, primarily in rural areas.

Meanwhile, to improve health outcomes for Pakistani women, ADB committed a $100 million loan for upgrading secondary hospitals in Khyber Pakhtunkhwa, a province that suffers from a high infant mortality rate and maternal mortality ratio. Among other objectives, the project will help modernize infrastructure for women’s health and provide more medical equipment for obstetrics departments. It also aims to ensure that at least 40% of doctors working at secondary health-care facilities are women. In addition, the ADB investment supports training for health-care staff on gender-based violence and gender-oriented clinical protocols. It is expected to benefit an estimated 38 million people.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

As part of its 2022 programming, ADB combined knowledge solutions with its various financing modalities in pursuit of improved climate and disaster resilience and environmental sustainability in Central and West Asia.

22	ANNUAL REPORT 2022

To guide collaborative investment priorities for climate mitigation and adaptation, ADB provided technical assistance to prepare a climate change strategy and action plan for the region. The plan will include an investment pipeline aligned with the Paris Agreement and responsive to the climate change priorities of the region’s DMCs, many of which have set ambitious resilience and decarbonization targets. The assistance will also support climate risk assessments to identify potential adaptation investments.

The action plan will be of significant benefit to Tajikistan, which faces immense challenges caused by climate change, experiencing more than 400 climate-induced natural hazards annually. In 2022, ADB committed additional financing of $30 million to help address Tajikistan’s specific climate action needs and support ongoing disaster risk management. The project will modernize weather and early warning monitoring systems to protect rural livelihoods and will pilot climate and disaster risk management initiatives in 60 local communities.

In Uzbekistan, ADB provided a $150 million loan and $3 million grant to upgrade irrigation systems and improve water-use efficiency on farms in the Aral Sea Basin. The project will introduce techniques and technologies for sustainable water management and modernize 476 kilometers (km) of irrigation and drainage infrastructure, enabling farmers to overcome frequent water shortages and cope better with climate variability. Technical assistance provided under the project will strengthen policies and institutions in Uzbekistan’s agriculture and water resources sectors.

In Georgia, ADB committed $4 million (and mobilized $4 million in cofinancing from the Leading Asia’s Private Infrastructure Fund) to invest in green bonds issued by Georgian Renewable Power Operations (GRPO). ADB’s investment forms part of an $80 million issue by GRPO of a

5-year green bond that will help GRPO refinance debt for three of the company’s hydropower plants in Georgia as well as its sole wind power plant, which is the only operational wind farm in the country. This is the first locally listed green bond issuance and the largest bond to be listed on the Georgian Stock Exchange.

ADB is similarly helping accelerate the clean energy transition in Azerbaijan. The bank committed its first major private sector renewable energy investment in the country, signing a nonsovereign loan of $21.4 million with Masdar Azerbaijan Energy Limited Liability Company. The loan provides long-term financing for a solar power plant that will generate enough clean energy to power 30,406 homes each year. The project will increase the share of renewables in an energy supply matrix dominated by fossil fuels and will spur further private sector investment in Azerbaijan’s renewables sector.

Making Cities More Livable

In 2022, ADB’s investments to create livable cities in Central and West Asia focused on delivering better water and wastewater services and improving air and water quality.

In Tajikistan, ADB committed additional grant financing of $38 million for an ongoing project that is working to improve quality of life and health outcomes in the capital Dushanbe. The project is rehabilitating and expanding climate-resilient water supply and sanitation infrastructure to provide safe and affordable drinking water to about 125,000 people and improve sewerage services for 500,000 people. This will especially benefit women, who are usually burdened with the tasks of collecting, storing, and boiling water for household use.

TILEK’S STORY

Tilek Jumabek uulu has endured more than most in his 30 years.

Over a period of just 7 years, the Kyrgyz Republic citizen lost his father, brother, sister, and mother in separate instances of illness or accident. Then, in 2021, while living in the Kyrgyz capital Bishkek, Tilek fell into an icy pit and his right leg was subsequently amputated. After his rehabilitation, Tilek returned to his hometown of Balykchy and decided to study computer programming so he could earn money toward a high-tech electronic prosthesis.

“I have been fond of computers since childhood,” he says. Tilek found that one of the two colleges in town, Issyk-Kul Industrial and Pedagogical College (IKIPC), had been recently upgraded and was offering a software engineering course.

Part of a $30 million Asian Development Fund grant program to rehabilitate eight colleges across the Kyrgyz Republic, IKIPC was completely renovated, including new classrooms, dormitory rooms, gym facilities, college grounds, and a training complex for hospitality students.

Of particular relevance to Tilek, the IKIPC upgrade also included amenities for people with disabilities, such as a lift, access ramps, tactile floor plates, and braille signs on stair handrails.

In 2022, Tilek completed his first full year in the programming course.

“I study at this college, and there is a special group for people with disabilities,” Tilek says.

“Good people have saved me from my ordeal. Here at the college, the principal and our professors show concern and give me hope for life.”

In Uzbekistan, ADB provided transaction advisory services for a public–private partnership (PPP) project to improve water and air quality for the 1.8 million residents of Namangan, the country’s third-largest city. The advisory services were provided for a wastewater treatment project— the first water sector PPP project in Uzbekistan—to improve the quality of water in the Syr Darya River and simultaneously reduce greenhouse gas emissions by approximately 7,694 tons per year. ADB assisted in project structuring, negotiation, and tender execution, which led to the signing of the PPP agreements for the $96 million project. This work is expected to provide a template for future PPP wastewater treatment investments for Uzbekistan and in other DMCs.

Promoting Rural Development and Food Security

ADB made significant investments across Central and West Asia to ensure food availability, shore up rural livelihoods and productivity, and foster knowledge sharing that can strengthen market linkages for agricultural producers.

Under the BRACE program, ADB provided $50 million to the Kyrgyz Republic to underpin food security, stabilize prices of basic foodstuffs, and protect the livelihoods of vulnerable rural groups—in a country where price indices for key food items, such as bread and cereals, reached 120% in April 2022. At least 7,000 farmers and agribusiness enterprises will receive loans to assist in increasing food production.

The BRACE program is also helping build the resilience of food supply in Tajikistan. ADB committed $50 million under the program in support of measures to help small-scale farmers increase food production and productivity through water- and energy-saving technologies. The ADB financing is assisting the Government of Tajikistan in procuring and maintaining strategic reserves to ensure supply of agricultural and food products for the country’s 9.7 million people.

To drive cross-border trade in rural produce, ADB provided technical assistance for strengthening international food safety standards in the agricultural value chains of Central Asia Regional Economic Cooperation (CAREC) member countries. Building on lessons from this assistance, the bank published a report detailing the status of food safety systems in the region. The report, which addresses a knowledge gap for the region, includes recommendations for policy and regulatory reforms, investment planning, and capacity development in food safety control and management. These measures will help CAREC countries ramp up food trade and integrate into global agricultural value chains.

Strengthening Governance and Institutional Capacity

ADB is strengthening the governance and institutional capacities of Central and West Asian DMCs through reforms to public financial management, new approaches to fiscal sustainability, and further capital market development.

24	ANNUAL REPORT 2022

To strengthen the capacity of the Government of Turkmenistan for financial management and in applying environmental and social safeguards within projects, ADB delivered a training program on these topics for government officials from eight ministries.

In Armenia, the bank committed $100 million and mobilized the equivalent in cofinancing for a program to develop fiscal sustainability and financial markets in the country. The program builds on ADB’s previous reform engagement in Armenia and will help the government further strengthen its fiscal management policies and practices, improve the infrastructure of money markets and the government securities market, and promote capital markets.

ADB also provided $104.1 million to increase Georgia’s fiscal resilience. Building on reforms initiated in 2020, the program supports policies aimed at strengthening institutional capacity to manage fiscal risks associated with state-owned enterprises, PPPs, and the impacts of natural hazards. It also strengthens macroeconomic resilience by reducing exposure to both the currency and refinancing risks of high external debt. Additionally, the ADB loan supports measures to promote regular contribution payments among pension participants, 68% of whom are women.

In the Kyrgyz Republic, ADB committed $50 million for a program to accelerate economic diversification. Moving away from an overreliance on gold production and remittances will improve the Kyrgyz economy’s resilience to external shocks and bolster long-term growth prospects. The ADB program is helping deliver reforms that will promote trade competitiveness, develop the nonmineral sector, support small and medium-sized enterprises, and facilitate PPPs in infrastructure, among other initiatives.

In Pakistan, ADB signed a $300 million loan to further develop capital markets, promote private investment, and help mobilize domestic resources. The loan supports policy actions to strengthen market stability and attract investor capital, including structural reforms within the Securities and Exchange Commission of Pakistan. By making Pakistan’s capital markets more robust and strengthening government debt management, the program helps underpin the financing of sustainable growth.

Fostering Regional Cooperation and Integration

As part of boosting cooperation and integration among its Central and West Asian members, ADB supported initiatives to improve regional health systems and enhance transit and trade corridors.

Given its location at the crossroads of major east–west and north–south transport corridors, the Kyrgyz Republic is critical to regional health security. For this reason,

ADB committed $30 million in 2022 to strengthen the country’s health infrastructure and improve its resilience to infectious diseases. The project will develop a network of 6 public health laboratories and 11 clinical diagnostic laboratories in high-travel border zones of Chui and Osh oblasts, while ensuring compliance with international health regulations.

ADB also provided substantial financing to upgrade roads vital to cross-border transport and regional connectivity. This benefits landlocked Central and West Asian countries, boosting their strategic role as regional transit hubs and in linking Asia and Europe.

For example, ADB signed a $273.9 million loan to reconstruct and upgrade about 106 km of Uzbekistan’s national road in the Surkhandarya region and complete the reconstruction of about 87 km of the A380 highway, which is part of the CAREC Corridor 2 and connects Uzbekistan with Afghanistan, Kazakhstan, the Russian Federation, Tajikistan, and Turkmenistan.

In Tajikistan, ADB committed additional grant financing of $43.2 million to rehabilitate 40 km of road from Okmazor to Bokhtar. The road sections link to Asian Highway 66, a vital connection between Asian and European countries. The ADB investment also supporting the development of road asset management systems.

To help reduce persistently high rates of road fatality and serious injury in Central and West Asia, ADB produced a report outlining approaches and methodologies to improve designs for new roads, upgrades, and rehabilitation projects. To share these insights with DMCs, ADB presented the report at major road forums and conducted online workshops for all CAREC countries.

OPERATIONS: Central and West Asia	25

OPERATIONS

East Asia

The People's Republic of China, Mongolia

Residents of Jincheng exercising on swings, Shanxi Province, People's Republic of China.

BY THE NUMBERS

$2.1 B
COMMITTED

$1.6 B
DISBURSED

$216 M
COFINANCED

East Asia's economic recovery was much weaker than expected in 2022, mainly due to the impacts of the Russian invasion of Ukraine and COVID-19 lockdowns in the People's Republic of China (PRC).

Growth in the PRC slowed considerably in 2022. Solid industry and export performance as well as increasing infrastructure investment sustained modest growth, but COVID-19 restrictions on personal mobility and a downturn in the property market weighed on the recovery. Growth in household consumption and services was low while the job market was weak, particularly for youth, with nearly one in six people aged 16–24 unemployed.

The Russian invasion of Ukraine and border restrictions with the PRC caused substantial economic stress for Mongolia. Domestic pandemic restrictions were fully unwound by February 2022, and expansionary fiscal and accommodative monetary policies supported recoveries in services, agriculture, and private investment and consumption. However, mining—Mongolia's largest export earner—contracted significantly while prolonged international restrictions at major export hubs disrupted foreign trade and dampened business sentiment. Inflation spiked to double digits during the year and the Mongolian people faced soaring food and fuel prices, eroding purchasing power and increasing inequality.

In 2022, ADB committed $1.9 billion, including $303.1 million for nonsovereign operations, to support the PRC. In Mongolia, the bank committed $196.6 million, of which $25.5 million was for nonsovereign operations.

ADB's support for East Asia in 2022 included emergency financing to respond to economic and social shocks as well as projects to promote high-quality green growth and strengthen resilience to climate change. The bank also made wide-ranging investments to enhance gender equality, food security, disaster risk management, provision of safe and reliable water, and the creation of more socially inclusive cities.

26	ANNUAL REPORT 2022

PERCENTAGE OF ADB’S2022 COMMITMENTS IN EAST ASIA SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

Throughout 2022, ADB devoted resources to identify and test knowledge solutions for the complex development challenges faced by the PRC and Mongolia, and to share the lessons from these experiences with DMCs throughout Asia and the Pacific. The bank provided technical assistance, policy advice, and expert analyses on a host of key issues, including population aging, vocational education and training, disaster risk financing, sustainable urban development, responsible and equitable fiscal management, and best practices in international e-commerce.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

In 2022, ADB responded swiftly to address the pressing needs of poor and vulnerable groups in East Asia while also providing longer-term support to strengthen livelihoods and address challenges in elderly care.

ADB committed $100 million in emergency budget support for the Government of Mongolia to help reduce the impact of economic shocks on vulnerable communities. The support, along with $100 million in cofinancing, is benefiting 1.2 million children through direct cash transfers and will create about 16,000 new kindergarten spaces for pupils in poor areas. The project is also helping implement vital government measures for workers, including the reimbursement of 50% of social security premium contributions for 300,000 lower-paid employees and salary increases of 8.5% for 107,000 of the lowest-earning public servants, 75% of whom are women.

Striving to protect Mongolia’s poorest and most vulnerable, ADB worked with 26 civil society organizations to provide basic needs such as food and winter clothing to 4,075 people severely impacted by the COVID-19 pandemic, with women comprising 60% of recipients. The project also trained 1,670 people in alternative livelihood opportunities including baking, beekeeping, and horticulture.

Further support for Mongolian livelihoods, especially in agriculture, was confirmed when ADB signed an $18 million nonsovereign loan with the Tavan Bogd Group. To help mitigate supply chain disruptions caused by COVID-19 and the Russian invasion of Ukraine, the investment is assisting Tavan in the procurement of 60,000 tons of wheat and the construction of two storage warehouses and eight restaurants. The project will directly support the livelihoods of 6,000 farmers and 1,505 employees, and will create 358 new jobs, including positions for people with disabilities.

In the PRC, where the proportion of people aged 60 and above is expected to increase from 18.7% in 2020 to 35% by 2050, ADB support since 2014 has helped the city of Yichang create an effective and innovative health-care system for the elderly. Yichang’s experience as a replicable model for other cities in Asia and the Pacific was showcased at a regional forum on elderly care issues, hosted by ADB and the Asian Development Bank Institute in September.

OPERATIONS: East Asia	27

TOP FIVE SECTORS FOR ADB COMMITMENTS IN EAST ASIA IN 2022

Preserving the Li River for Lasting Benefits

In Guilin prefecture of the People’s Republic of China, poorly designed and outdated infrastructure in riverside villages has contributed to flooding, pollution, and environmental degradation. In particular, many communities lack adequate drainage and stormwater and wastewater systems.

In 2022, ADB committed a $140.7 million loan to strengthen climate resilience and low-carbon development in Guilin by sustainably rehabilitating 21 historic villages along the iconic Li River.

Under the ADB investment, stormwater in the villages will be harvested for irrigation and other purposes while sewage interception and treatment will be upgraded to reduce overflows and prevent direct discharge into open channels. Hydrological modeling is being developed to support the design of flood-resilient infrastructure and improve flood management planning. The project will also rehabilitate river embankments and wetlands using soil bioengineering and help implement digital platforms to integrate ecological protection and tourism management.

To promote sustainable tourism in Guilin, the project incorporates waterfront landscaping, dedicated bicycle and pedestrian trails, and greener forms of river transport, including the use of electric boats and battery stations.

About 342,500 residents, including 68,500 low-income earners, are expected to benefit from the investment. Lessons from the project, including on institutional capacity building, will be shared through Greater Mekong Subregion knowledge events and the ADB–PRC Regional Knowledge Sharing Initiative.

Accelerating Progress in Gender Equality

Among its many investments in 2022 incorporating gender-specific measures, ADB supported projects in East Asia that aim to deliver better outcomes for women working in health and to involve more women in climate-resilient rural development.

With the aim of boosting health outcomes for women in the PRC, ADB committed a $319.8 million loan to strengthen public health institutions in the Guangxi Zhuang Autonomous Region, Guizhou Province, and Shaanxi Province. The project will improve the quality of women’s health services and provide training to nearly 2,000 women working in public health. It will introduce emergency protocols and gender guidelines at participating hospitals, enabling the collection and analysis of gender-specific data on emerging infectious diseases. Once fed into the public health information system, the data will help tailor early warning, risk reduction, and management of health security risks according to gender needs, including the prevention and control of major communicable diseases.

Recognizing the central role of women workers in elderly care, ADB published the findings of a study on labor market conditions for health and elderly care workers in the PRC. The study highlights the need for a comprehensive strategy to offer decent jobs in the women-dominated sector, while ensuring quality care services are available for all people with care needs.

To expand income-earning opportunities for women living in rural areas of the PRC’s Gansu Province, ADB set key measures and gender targets under a $151.2 million commitment for economic diversification and climate change mitigation in the province. As part of broader objectives around green development and climate resilience, the project will establish farmer cooperatives, rural associations, and villagers’ enterprises in the project villages, ensuring some are led by women. It will allocate at least 300 jobs to women during project construction, operation, and maintenance, and about 6,800 women will be trained on sustainable low-carbon development.

28	ANNUAL REPORT 2022

An estimated 132,000 women are expected to benefit from the project’s wider outcomes, including improved agricultural facilities and services and upgraded public infrastructure.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

In 2022, ADB combined its expertise in both sovereign and nonsovereign financing to help address environmental issues and boost climate resilience in East Asia.

Shaped by its experiences supporting green development of the Yangtze River Economic Belt since 2015, ADB is helping the PRC adopt new approaches to ecological resilience and water management in two key river basins.

In the Yellow River basin of the Silk Road region, the bank committed a $209.6 million loan that supports restoration of fragile landscapes through reforestation and new water control systems. The project will also engage local people as custodians of forests and wetlands.

In the Mulan River basin of Xianyou County, ADB committed a $191.4 million loan to help mitigate ecological risks for the 1.18 million people living in the basin. The project will help develop action plans for county-level environmental management and climate change adaptation, increase public awareness of ecological issues, and establish a digital platform to integrate resource management.

ADB also worked with commercial banks to bolster financing for environmental projects in the PRC.

It provided $35 million in debt security for the Bank of Qingdao to help promote a sustainable ocean economy through improved management of waterways and marine resources in Shandong Province. Planned activities— including water treatment plants, seawater desalination, a facility for biodegradable polymers, and ecosystem restoration—will deliver environmental benefits to more than 1 million people in the province.

ADB further provided a $47.4 million nonsovereign loan to the Bank of Huzhou to provide green financing that will help scale up energy efficiency and drive decarbonization in about 3,200 micro, small, and medium-sized enterprises. The loan will also help implement a green finance outreach campaign targeting women-led enterprises and women entrepreneurs.

The Bank of Huzhou is one of the pilot banks under an ongoing ADB technical assistance initiative to advance the green transformation of commercial banks in the PRC then share lessons with other DMCs.

Meanwhile, to strengthen the PRC’s economic and financial resilience to disasters caused by natural hazards and health emergencies, ADB released a paper that highlighted the potential of parametric insurance to enhance the country’s disaster risk financing. This knowledge work inspired the PRC’s Ministry of Water Resources to request ADB technical assistance for integrating flood risk management with a disaster risk financing mechanism in the Yangtze River basin.

ADB also provided policy advice and other knowledge inputs to help the PRC create its National Climate Change Adaptation Strategy 2035, which was launched at the 27th United Nations Climate Change Conference (COP27). Based on the national strategy, ADB and the Ministry of Ecology and Environment began collaborating to develop the first climate change adaptation plan for the Yellow River basin.

AMGALAN’S STORY

Amgalan Badamjav, 48, is a single mother of four sons, living in Ulaanbaatar, Mongolia.

Amgalan’s husband, who was the household’s breadwinner, passed away at the beginning of the COVID-19 pandemic, plunging Amgalan and her family into severe financial difficulties.

To bring relief for Amgalan and Mongolia’s other poor and vulnerable people, ADB acted swiftly to help the Government of Mongolia mitigate the socioeconomic impacts of the COVID-19 crisis.

Through a $26.4 million loan provided in 2020, ADB helped expand cash transfers and food support via two of the government’s national social assistance programs. The child money program provides electronic cash transfers for all Mongolian children, with parents primarily using the money for their children’s food, education, and health expenses. The food stamp program, meanwhile, delivers cash-like benefits via e-cards or physical vouchers for the purchase of 10 staple items.

The expanded child money program reached 1.18 million Mongolian children, while vital food stamps were delivered to 243,012 of the country’s poorest people, of whom 127,757 were women and girls.

“With the food stamps, I could buy groceries and prepare nutritious food for my children,” Amgalan says. “I could then save money to help my eldest son take driving lessons and obtain a license. He now drives his late father’s car and earns money to pay for his college tuition.”

ADB’s investment was reinforced by a $73 million loan in 2021 and a $100 million loan in 2022, further extending social protection, including cash grants for 1.2 million poor children.

Making Cities More Livable

ADB helped create East Asian cities that are more livable and inclusive by investing in urban design that caters to all residents and by drawing on the views of youth in urban development.

In the PRC, the bank committed a $100 million loan to help transform Wuzhou in the Guangxi Zhuang Autonomous Region into a more socially inclusive city. This includes expanding the city’s parks and green spaces, creating well-lit places to walk and exercise safely, introducing more public activity spaces for the young and old, and implementing traffic-slowing features to make roadways more pedestrian-friendly. The program will construct two new care service centers and pilot a home modification initiative for older people in low-income and vulnerable households, while also promoting digital literacy for at least 10,000 older residents.

To engage local youth on Mongolia’s urban development, including through future ADB projects, the bank conducted research on the experiences, needs, and aspirations of young people in the Bayankhoshuu and Selbe areas. The research focused on issues such as non-income poverty, gender inequalities, and employment prospects.

Promoting Rural Development and Food Security

ADB worked to bolster agricultural productivity and food security in Mongolia and the PRC by providing both financial and knowledge support, while also addressing long-standing environmental sustainability challenges.

With livestock production accounting for over 80% of Mongolia’s agricultural output and playing a critical role in poverty reduction, ADB provided a $30 million loan to protect pasturelands in Central Mongolia against degradation, drought, and extreme climate events. The project is expected to benefit about 38,600 residents in 20 soums (districts), including more than 7,700 poor and vulnerable people. To complement the loan, ADB provided technical assistance, funded by the Japan Fund for Prosperous and Resilient Asia and the Pacific, to strengthen Mongolia’s food safety and traceability system and enhance the livestock sector’s regulatory framework.

ADB also supported a study to understand how COVID-19 has disrupted Mongolia’s food supply chains and impacted food security, and the solutions needed to create more resilient supply chains. The study’s findings were shared at a Central Asia Regional Economic Cooperation (CAREC) workshop on food security and agricultural development held in Istanbul in August.

Fostering climate-resilient agriculture in the PRC, ADB committed a $166.3 million loan to encourage sustainable farming practices in the Yellow River basin. Part of a program

30	ANNUAL REPORT 2022

to create an ecological corridor in the basin, the loan will help develop medium- to high-quality farmland, provide equipment and facilities that support modern farming practices, foster cooperation between farmers and agribusiness, and improve agricultural production efficiency. The project’s activities are expected to generate about 5,400 jobs and will see around 48,700 farmers benefit from improved market access, training, and upgraded infrastructure and facilities. To support ecological protection, the project will introduce waste management systems for plastic-film packaging of agricultural products and enhance the conservation of farmland, water, and soil resources.

The PRC’s experience in shifting to more sustainable and low-carbon agriculture was captured in an ADB brief and discussed with around 300 stakeholders in July at an international conference in Beijing, organized by the Ministry of Agriculture and Rural Affairs.

Strengthening Governance and Institutional Capacity

During 2022, ADB sought to strengthen institutional capacity in urban infrastructure investments, environmental and ecological management, and fiscal policy implementation, among other efforts toward strengthening governance in East Asia.

In the PRC, ADB committed $103.3 million for a program to help improve the sustainability, affordability, and safety of water and wastewater management services in Jiaxiang County. The program includes policy measures and actions that emphasize cross-agency coordination in water sector planning and management. It will strengthen the integrated planning and delivery of water services by establishing a single countywide water utility for water supply and sewerage services. The reforms aim to integrate county water utility services with environmental protection, flood management, land use planning, urban drainage, and urban landscape functions.

Under its program to develop an ecological corridor along the Yellow River, ADB provided technical assistance to bolster the capacity of key institutions to sustainably manage the PRC’s second-largest river basin. The assistance focuses on building knowledge and skills to improve climate resilience and supporting research on ecological water security and biodiversity protection.

To promote fiscal stability in the PRC, ADB responded to requests from the government to engage in dialogue and recommend policy measures on this issue. In 2022, the bank published a working paper on reducing inequality through tax and fiscal reforms, which analyzed changes needed to enhance wealth redistribution mechanisms. Policy notes on the recommendations were also prepared and shared with government officials, then published in ADB policy papers on fostering growth and addressing inequality in the PRC.

Fostering Regional Cooperation and Integration

ADB supported regional development in East Asia by addressing cross-border pollution and fostering greener economic cooperation, promoting sustainable and inclusive tourism, and advocating for best practices in international e-commerce.

In the PRC’s Heilongjiang Province, ADB provided a $194.8 million loan to reverse the negative impacts of industrial pollution felt within and beyond the PRC and to drive more sustainable economic cooperation in East Asia. The investment will help restore rivers and wetlands and develop economic and free-trade zones based on green building principles. It will particularly help improve water quality and discharges into the Pacific Ocean.

To promote regional tourism across CAREC countries, ADB committed a $30 million loan for the second phase of a project fostering sustainable tourism in Mongolia. The financing will help strengthen local tourism planning and build designated tourism complexes, information centers, and marketplaces in three aimags (provinces) of western Mongolia. Through the project, ADB will help about 16,300 local residents boost their tourism-related skills and incomes.

In 2022, the CAREC Institute, the China Association of Trade in Services, and the ADB–PRC Regional Knowledge Sharing Initiative organized an 18-session training program called Chinese Best Practices in Cross- Border E-Commerce. The program equipped over 3,900 participants with practical knowledge and skills in global e-commerce and discussed key issues such as emerging marketing strategies, intellectual property rights, and payment systems.

OPERATIONS: East Asia	31

OPERATIONS

Pacific

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Niue, Palau, Papua New Guinea, Samoa, Solomon Islands, Tonga, Tuvalu, Vanuatu

A Marshallese girl is all smiles while waiting for a bus in Delap, Majuro.

BY THE NUMBERS

$994.4 M
COMMITTED

$785.2 M
DISBURSED

$369.5 M
COFINANCED

Following 2 years of recession due to the COVID-19 pandemic and various extreme weather events, economic growth in 2022 was uneven across the Pacific. While the economies of larger countries expanded, notably Fiji and Papua New Guinea (PNG), some small island economies continued to struggle due to variations in the revival of international tourism. Monthly visitor arrivals recovered almost fully in Fiji and reverted to 75% of pre-pandemic levels in the Cook Islands, but reached only 14% in Palau.

Most of ADB's Pacific developing member countries (DMCs) had been successful in delaying the entry of COVID-19, but 2022 marked the first cases of community transmission in 12 of the region's 14 DMCs. The exceptions were Fiji and PNG, which first experienced COVID-19 in 2020 and 2021, respectively. In the 12 newly affected DMCs, there were further disruptions to economic activity and adverse social impacts. For Tonga, COVID-19 outbreaks were preceded by the January 2022 volcanic eruption and subsequent tsunami, which caused widespread devastation and losses that particularly affected households dependent on agriculture.

The severe socioeconomic impacts of recent natural hazards and global shocks on Pacific DMCs emphasize the importance of ADB's ongoing work to build the region's resilience, which is vital in overcoming geographic isolation and lack of integration into the global economy.

In 2022, ADB committed a total of $994.4 million for its Pacific DMCs, including $452.5 million to pursue critical policy reforms that will help ensure more inclusive and sustainable recovery from the economic impacts of the COVID-19 pandemic. ADB committed policy-based loans during the year for Fiji, Palau, PNG, Samoa, and Solomon Islands, with goals to enhance public financial management, expand private sector investment, strengthen financial inclusion, and bolster climate action.

Meanwhile, other new investments contributed to building resilience in the Pacific's key economic sectors. To reinvigorate tourism, ADB provided financing to strengthen COVID-19

32	ANNUAL REPORT 2022

PERCENTAGE OFADB’S 2022 COMMITMENTS IN THE PACIFIC SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

testing capacities for international operators. To boost agriculture, the bank supported the expansion of social protection to smallholder food producers. To enhance business and trade, ADB helped finance upgrades to electricity grids and shipping infrastructure.

ADB also continued its work to foster climate resilience in the Pacific in 2022, including support for environmental policy reform, transition to clean energy, and nature-based coastal protection solutions.

The bank’s long-term commitment to the Pacific was demonstrated through the formal opening of its Pacific Country Office in Nauru, which centralizes support for the country’s development needs.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

ADB’s 2022 investments across the Pacific reflected the bank’s aim to build both immediate and longer-term resilience that can generate inclusive economic growth and achieve sustainable reductions in poverty and inequality.

In 2022, the bank released $54 million in grant financing through the Pacific Disaster Resilience Program to help DMCs overcome multiple crises. This included $10 million to support Tonga’s early relief and recovery from the devastating volcanic eruption and tsunami; $40 million in grants for the Federated States of Micronesia, Kiribati, the Marshall Islands, Samoa, Solomon Islands, and Vanuatu to respond to community outbreaks of COVID-19; and $4 million for Tuvalu to cope with extreme drought.

In the Cook Islands, ADB worked with civil society organizations to distribute hygiene and medical equipment to help 32 small island communities manage the spread of COVID-19. The organizations installed wall-mounted handwashing stations, provided personal protective equipment for health clinic staff, and helped roll out the CookSafe national contact tracing system.

To address poverty in the longer term, ADB targets education as a key driver of inclusive growth in the Pacific. With the Government of PNG seeking to strengthen technical and vocational education and training (TVET), ADB committed $50 million for a project designed to support the country’s disadvantaged youth. This will help about 12,000 young people move into jobs in the growth sectors of agriculture and construction. The project will also strengthen measures to increase enrollment in TVET courses by girls, students from low-income households, and people with disabilities.

Encouraging self-employment and cottage industry as another pathway out of poverty, ADB provided technical assistance to enhance inclusive lending by government-owned banks in Fiji, Samoa, Solomon Islands, Tonga, and Vanuatu. The assistance is helping the banks increase the number and volume of loans to micro, small, and medium-sized enterprises and introduce business development services to assist these enterprises. It will also develop digital financial tools to reach sole traders and microenterprises outside major commercial centers and improve services for businesses owned or led by women, recognizing their additional impediments in getting access to finance.

OPERATIONS: Pacific	33

TOP FIVE SECTORS FOR ADB COMMITMENTS IN THE PACIFIC IN 2022

Helping Tonga Overcome National Emergencies

In early 2022, Tonga was hit by two large shocks, both of which heavily impacted poor and vulnerable communities. The first was the eruption of the Hunga Tonga–Hunga Ha’apai undersea volcano and the associated tsunami. The second was the emergence of COVID-19, which previously had been kept at bay by border closures.

ADB disbursed a total of $10.5 million in quick-disbursing grants following the volcanic eruption. Together, these grants covered vital budget support for the Government of Tonga and helped meet urgent response needs. They shored up emergency medical services and provision of food and water for impacted communities, and financed a range of recovery activities such as clearing volcanic ash from roads and school buildings so that children could return to classes.

Georeferenced data from a multihazard disaster risk assessment, supported by ADB in 2021, enabled the government and its development partners to quickly prioritize earthquake and tsunami relief and recovery efforts to the most vulnerable populations and infrastructure assets.

ADB also provided a $1 million emergency grant to help Tonga overcome a large- scale outbreak of COVID-19. This included the procurement of personal protective equipment and other goods to prevent and control viral infection, along with support for the costs of quarantine and case management during the emergency response. The grant also helped cover the recruitment and overtime salary payments of critical health-care personnel and supported workers in transportation and logistics.

Accelerating Progress in Gender Equality

During 2022, ADB expanded its efforts toward greater economic security and social well-being for Pacific women, including investments in crisis relief, prevention of gender-based violence, and women’s entrepreneurship.

Following its COVID -19 response during 2021 for poor and vulnerable groups in Palau, ADB provided a $3.5 million grant in 2022—along with $1.8 million in additional support from the Japan Fund for Prosperous and Resilient Asia and the Pacific, and the Government of Ireland—to finance a similar project in Vanuatu. The project, targeting 250 poor and vulnerable households headed by women, will establish local gardening schemes, offer advice on nutrition and diet, and provide seed grants for home-based food businesses. In addition, the investment will help finance prevention programs around gender-based violence, while an online awareness campaign to eliminate such violence will reach at least 15,000 adolescents.

To assist women in Palau to start and grow businesses, ADB committed a $30 million policy-based loan in support of the country’s ongoing efforts to strengthen its public financial management. The loan will ensure that tax system reforms include measures to remove barriers for women in formalizing their businesses, including simplified registration processes to reduce costs and save time. By encouraging women to register their businesses, their potential to access commercial finance will be enhanced. The program will also support the implementation of Palau’s new Corporations Law, the creation of a new electronic companies registry with expanded sex-disaggregated data, and the implementation of the National Infrastructure Investment Plan to deliver infrastructure services that better meet the needs of women and girls.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

The Pacific is home to some of the world’s most climate-vulnerable countries, especially small island nations susceptible to sea-level rises and disasters triggered by

34	ANNUAL REPORT 2022

natural hazards. In 2022, ADB provided financing and knowledge support to counter the effects of climate change in both the short- and long-term.

Because strong policy environments can set a clear direction for climate investments, ADB is working closely with the Government of Fiji and, in 2022, provided a loan of $150 million (along with cofinancing of $188.3 million) to support pandemic recovery and promote climate-resilient economic growth. The program includes climate financing of $10 million for mitigation and $22 million for adaptation. Importantly, it supported the government in implementing key policy actions, including promulgation of Fiji’s Climate Change Act. The reforms facilitated under the program help integrate climate and disaster risk considerations into national budgeting and public procurement, improve climate-related data collection, and establish microinsurance products for people vulnerable to climate impacts.

In the Federated States of Micronesia, ADB provided a $5 million grant to help the country reduce its dependence on imported fossil fuels and transition to cleaner energy. The grant is funding preparatory work for renewable energy infrastructure investments on the main island Pohnpei, including the feasibility of small-scale hydropower and renewable energy-powered water supply infrastructure.

Similarly, pre-feasibility studies for the expansion of renewable energy generation and strengthening of disaster resilience in Niue were initiated during 2022.

To advance low-carbon development in PNG and Solomon Islands, ADB provided technical assistance focused on the transport sector, where decarbonization is urgently required to slow down and reduce carbon dioxide emissions. Transport systems in the two DMCs are also vulnerable to the impacts of climate change and disasters. The assistance will promote the use of foresight and futures thinking processes, considering in particular the evolving ways people and goods move, to develop transport sector road maps and strategies that address climate issues.

Across Kiribati, the Marshall Islands, and Tuvalu, ADB collaborated with civil society organizations under its Youth for Asia initiative to engage young people on climate issues and support their ideas for local climate solutions. This included training on tackling climate change for 329 Pacific youth, with 11 local youth climate projects implemented through small grants of up to $5,000. For example, a youth group in Kiribati was funded to develop their concept for a solar-powered water distillation facility in their local community, while people aged 14–28 participated in a project to inspire creative works on climate change in the Marshall Islands.

Making Cities More Livable

Across the Pacific, and particularly in the region’s small island developing states, improved provision of basic utility services—such as environmentally sustainable power and better waste management—is critical to make urban areas more livable.

In PNG, where only 13% of households have direct access to electricity, ADB committed $208.6 million in loans for a project to expand and enhance power services, especially in urban centers. The project will enable the national power utility to serve 56,000 new customers, contribute to the government’s objective of connecting 70% of its population to electricity by 2030, and advance reforms in the power sector.

In Tonga, ADB provided a $7.2 million grant under the Pacific Renewable Energy Investment Facility as the final phase of assistance to transform the power grid in the capital Nuku’alofa. The project will enable reliable access to

VAINE’S STORY

Cook Islands resident, Vaine Arioka, points out one of the practical realities of living without reliable internet services in a small island country.

“On Mitiaro, the AM radio frequency has been turned off and other Cook Islands radio services from Rarotonga have not been accessible for quite some time,” Vaine says.

If not for vital ADB support, this might mean that news, weather reports, community notices, and other information services would be unavailable to many people living on outer islands like Mitiaro.

Through a project initiated in 2018, ADB helped connect submarine internet cabling to the Cook Islands’ most populous islands, Aitutaki and Rarotonga. In turn, broadband capacity from Aitutaki and Rarotonga is made available to other islands via satellite. As a result, in 2022 average internet speeds were up to six times faster, outages were much reduced, and data costs were approximately 80% cheaper than previously.

The project—supported by a grant from the Government of New Zealand—highlights the benefits of regional cooperation between Pacific governments, the private sector, and development partners, making otherwise financially prohibitive infrastructure economically sustainable for an economy of limited size.

The benefits of improved digital connectivity in the Cook Islands will extend well beyond internet radio, hastening digitalization in government operations, social service delivery, and private sector operations.

“With access to the internet, my parents are now able to listen to a radio app on their devices and stay in touch with weather updates and other important notices,” Vaine adds happily.

electricity by upgrading the aged and inefficient network to a higher standard of disaster resilience. The climate-resilient network, coupled with the South Pacific’s largest battery energy storage system, will expand access to renewable energy for Nuku’alofa’s population of about 25,000 people.

To address waste management challenges in urban areas of Solomon Islands, ADB provided a $3 million grant to help the government explore new approaches for the capital Honiara, where 41% of residents lack access to solid waste management collection services. The project will work in informal settlements—home to around 40% of the city’s population—to design and test waste collection methods and prepare a subsequent investment project based on this knowledge. People in informal settlements, including women burdened with the task of manual waste collection and disposal, will be closely engaged in project development.

Promoting Rural Development and Food Security

Improved transport and market connectivity between and within Pacific DMCs remained a focus of ADB’s rural development and food security initiatives throughout 2022.

With a focus on people in remote and rural areas, ADB signed a $30 million grant with the Government of Tuvalu to improve the country’s domestic shipping services, which are the only means of transport between many outer islands and the capital Funafuti. The ADB funding will help replace one of two aging passenger and cargo ships that operate to and from Funafuti and the outer islands, and provide services between Tuvalu and Fiji and Kiribati. The project will open up economic opportunities for local people, contribute to safer and more energy-efficient movement of agricultural produce, and encourage increased trade between Tuvalu and neighboring countries. The grant will also help rehabilitate port infrastructure.

To support inclusive growth in PNG, particularly in rural areas, ADB committed a $162.9 million loan to help the country upgrade its civil aviation network. The project will strengthen and upgrade runways, taxiways, terminal buildings, and other infrastructure for five airports, bringing them into compliance with national aviation safety and security standards and accommodating future traffic growth. The project will extend aviation services to rural areas by providing all-weather airstrips that will better link remote rural areas to markets and service centers.

Strengthening Governance and Institutional Capacity

Strengthening policy frameworks and public revenue management, implementing economic and fiscal reforms, streamlining state-owned enterprises (SOEs), and underpinning the delivery of public services were all part of ADB’s priorities to build resilience for the Pacific in 2022.

36	ANNUAL REPORT 2022

Recognizing the value knowledge networks can have for improving institutions, ADB provided technical assistance to create a power utilities reform network among Pacific DMCs. Through the network, smaller countries such as Nauru, Niue, and Tuvalu will benefit substantially from a greater understanding of the changes needed to shape more effective state-owned utilities, including enhanced performance reporting and disclosure.

Meanwhile, to improve utility operations in Palau, ADB committed a $5 million policy-based loan to enhance the supply of electricity, water, and wastewater services. The loan will help make the country’s utility sector more financially sustainable by addressing inefficient regulation and tariffs; improving the corporate governance and financial management of Palau Public Utilities Corporation; and stimulating private sector participation in the electricity, water, and wastewater subsectors.

In Solomon Islands, ADB committed $10 million in loans and grants that, along with $33 million in cofinancing, will help implement reforms to support a resilient economic and fiscal recovery from the COVID-19 pandemic. This financing will provide critical budget support while also assisting with tax reforms to bolster domestic resource mobilization, strengthen public financial management, and improve the enabling environment for private sector investment.

In PNG, ADB committed a loan of $250 million as the third and final phase of an ongoing program to improve the resilience of SOEs to external shocks by enhancing operational performance, financial sustainability, and public service delivery. Highlights of the program to date include the establishment of a public–private partnership center in PNG and more than tripling the proportion of women on SOE boards from 4.1% in 2018 to 15% in 2022. Policy reforms under the third subprogram will further strengthen legislative and policy frameworks for SOEs and enhance their governance and transparency.

In Fiji, ADB is promoting the use of new technologies to improve land governance. A new online platform was launched in 2022 that will make the leasing and registration of customary-owned land—a key source of income for indigenous Fijians—easier and more secure. The registry’s improved functionality will increase opportunities for women to participate in customary land management and enhance transparency of customary land payments, amplifying the development impact of customary land leasing in Fiji.

Fostering Regional Cooperation and Integration

ADB supports its Pacific DMCs in regional efforts to improve connectivity between remote islands, strengthen reforms and regional capacity building, and generate and share knowledge.

Following on from the vital liquidity support that helped Fiji Airways navigate the impacts of COVID-19 in 2021, ADB administered a $3 million grant to further support Fiji’s post-pandemic recovery. The grant from the Japan Fund for Prosperous and Resilient Asia and the Pacific helped strengthen the country’s capacity to safely reopen to tourists and businesspeople—who mostly come from other parts of the Pacific—through health and safety measures at Nadi International Airport to prevent COVID-19 transmission. These measures included a dedicated facility for COVID-19 testing.

In Samoa, ADB provided a $7.5 million grant and mobilized $30.9 million in cofinancing to support government reforms in areas such as foreign investment, finance sector activities, and labor standards. The reforms will bolster regional cooperation and integration by reducing barriers to foreign investment through transparent and rules-based policies that limit discretionary powers and reduce transaction and contract risks through online credit and business registries. Financial inclusion and fiduciary measures under the program will support cross-border remittances, while improved anti-money laundering and counterterrorist financing activities will promote adherence to international financial standards. Additionally, the program supports enhanced labor standards that will better protect migrant workers.

To enhance fiscal resilience and sustainability across the Pacific, ADB supported the International Monetary Fund’s Pacific Financial Technical Assistance Centre toward strengthening capacities to conduct sound macroeconomic analysis, with a particular focus on climate change and gender issues, across all 14 DMCs in the region. This will help improve the design and implementation of prudent public financial management, revenue administration, and financial sector supervision policies, including by expanding knowledge sharing between Pacific DMCs to address both country-specific and regional issues in macro-fiscal management.

OPERATIONS: Pacific	37

OPERATIONS

South Asia

Bangladesh, Bhutan, India, Maldives, Nepal, Sri Lanka

A girl looks over Thimphu, capital of Bhutan.

BY THE NUMBERS

$5.1 B
COMMITTED

$6.3 B
DISBURSED

$1.6 B
COFINANCED

While average economic growth across South Asia was robust in 2022, the performance of the region's individual economies was mixed. Inflation was high across the region, reflecting global trends and reaching double digits in some countries as food prices soared and global oil and commodity prices climbed following the Russian invasion of Ukraine. As a result, already alarming levels of food insecurity worsened in some parts of South Asia during the year. Several economies also experienced large currency depreciations due to tighter global financial conditions.

India's economy performed strongly on the back of a rebound in services and stronger consumption and investment, though these results partly reflected recovery from a low base. Growth was tempered by a muted manufacturing sector and sluggish demand for the country's exports.

Maldives enjoyed a rebound in tourist arrivals, while economic growth in Bangladesh was driven by services. Nepal saw an uplift in industrial activity, benefiting especially from expansionary fiscal and monetary policies until the middle of the year. An easing of COVID-19 restrictions, including reopening borders to international tourists in September 2022, helped boost the economy of Bhutan.

Sri Lanka, however, struggled with debt and balance-of-payments crises and the country's economic, political, and humanitarian challenges took a significant toll on poor and vulnerable people. The surge in inflation and shortages in food supply put an estimated 8.2 million people, or 37% of the population, at risk of food insecurity.

ADB continued to help its developing member countries (DMCs) in South Asia recover from the COVID-19 pandemic while building economic, environmental, and social resilience to immediate and future shocks. This included providing emergency assistance to Sri Lanka.

ADB committed a total of $5.1 billion for South Asia in 2022, including sovereign financing of $4 billion and $1.1 billion for nonsovereign support to the private sector.

38 ANNUAL REPORT 2022

PERCENTAGE OF ADB’S 2022 COMMITMENTS IN SOUTH ASIA SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

The bank invested widely in the region to strengthen food security, expand social protection and financial inclusion, create more resilient and equitable education systems, and advance the transition to clean energy. It also provided support to increase opportunities for women in business and to tackle gender-based violence.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

During 2022, ADB made new commitments for emergency assistance, access to health services, social protection, and educational reform to help tackle poverty and inequalities in South Asia.

To alleviate the food security crisis in Sri Lanka, ADB provided $200 million in emergency assistance to ensure access to food and underpin livelihoods for poor and vulnerable people, especially women and children, with temporary cash assistance reaching over 4 million beneficiaries. The loan also supports initiatives to increase food production and offset rising agricultural production costs, while providing support packages for livelihood development. Additional financing of $3 million from the Japan Fund for Prosperous and Resilient Asia and the Pacific is supporting the basic needs of the country’s most vulnerable, including elderly people and people with disabilities.

ADB continued to support South Asia’s pandemic response through the Asia Pacific Vaccine Access Facility (APVAX),

committing $10 million in financing to Bhutan and a $10 million grant to Maldives. APVAX is supporting Bhutan with the purchase of further COVID-19 vaccines, enhanced disease surveillance, and expansion of essential health-care services. In Maldives, the APVAX grant will upgrade vaccine cold-storage facilities, strengthen distribution with new speedboats and refrigerated trucks, and digitalize vaccine information management.

To protect Bangladesh’s vulnerable communities in the wake of COVID-19, ADB provided a $250 million policy-based loan—matching its $250 million commitment made in 2021— to reinforce reforms aimed at strengthening social protection coverage and enhancing financial inclusion. The program includes support for poor urban communities to access affordable rice and wheat.

ADB also committed $71.4 million in additional emergency assistance to improve living conditions for displaced people from Myanmar sheltered in Bangladesh’s Cox’s Bazar district. The project includes a $41.4 million Asian Development Fund grant to expand and upgrade health facilities and improve water supply and sanitation. The assistance also includes a $30 million loan to rehabilitate a major road in Cox’s Bazar, hastening the delivery of relief and essential goods.

In Nepal, to reduce inequities in education, ADB signed a $200 million loan and provided technical assistance to support the government’s ambitious $3.6 billion education reform program. The program will accelerate recovery from learning losses caused by the COVID-19 pandemic and is expected to benefit about 8.1 million schoolchildren, including those from disadvantaged groups, in all seven provinces.

OPERATIONS: South Asia	39

TOP FIVE SECTORS FOR ADB COMMITMENTS IN SOUTH ASIA IN 2022

Protection for Bangladesh’s Coastal Communities

Bangladesh’s coastal towns are exposed to a range of climate and disaster risks such as floods, tropical cyclones, and droughts.

Through a $246 million loan and a $4 million grant in 2022, ADB is supporting the Government of Bangladesh in strengthening the climate and disaster resilience of 22 coastal towns. The bank’s investment will help enhance the ability of these towns to anticipate, endure, and recover from the effects of climate shocks and stresses.

The project will bolster municipal infrastructure and services critical to tackling the impacts of climate change. This includes constructing cyclone shelters with early warning systems, upgrading or constructing roads that provide emergency access to these shelters, and addressing flood risks in urban areas through improved stormwater drainage and integrated waste management.

The project will also help women and vulnerable households to be better prepared to cope with climate shocks and other crises. It includes initiatives to diversify the livelihoods of poor women and people with disabilities as well as expand access to insurance for low-income households.

In addition, staff in Bangladesh’s Local Government Engineering Department and the project towns will be trained on nature-based and green solutions, gender equality, and social inclusion in climate-responsive development.

Accelerating Progress in Gender Equality

ADB invested in 2022 to scale up the protection of South Asia’s women and children and to create financial pathways for women entrepreneurs, particularly those operating microenterprises. The bank also focused on bolstering gender equality and social inclusion approaches in the region.

In Nepal, ADB provided a $12 million grant as well as technical assistance to support government efforts to address gender-based violence. The project will help encourage the reporting of, and hasten the response to, gender-based violence by establishing safe, confidential, and respectful environments within district and area police stations. These will include private rooms for emergency accommodation, including childcare rooms, and residential facilities for women police officers. The project will also establish longer-term rehabilitation centers to help survivors recover and ease their reintegration into society. The project will also increase awareness on prevention of gender-based violence and the availability of services, reaching up to 500,000 individuals via social media campaigns.

In Maldives, ADB committed a $7.5 million grant and provided technical assistance for the bank’s first holistic gender equality project in the country. As well as strengthening the capacity of the Maldives social service system for aged care and early childcare, the project will establish partnerships between government and civil society organizations to support prevention of gender-based and domestic violence. It will also construct shelters for survivors of violence in Addu, Hulhumale, and Raa-Ungoofaaru. Other project initiatives will see gender-responsive budgeting introduced into government systems and improved use of gender equality and social inclusion statistics.

With a view to assisting women entrepreneurs, ADB committed a $200 million loan in Bangladesh to expand access to finance for unbanked and underbanked microenterprises disproportionately affected by the COVID-19 pandemic. The project sets targets that, by the end of 2027, it will have supported loans for a minimum 80,000 women-led microenterprises and economically empowered at least 56,000 other women by expanding microenterprises.

40	ANNUAL REPORT 2022

ADB also published a diagnostic for the finance sector in Bangladesh, assessing how the rise of mobile financial services is improving inclusion for women and vulnerable groups.

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

South Asia’s clean energy transition, building climate resilience along waterways, and decarbonization in high-emitting sectors were key drivers of ADB investments made during 2022.

The bank provided an $18.3 million financing package for the construction of the first utility-scale solar power plant in Bhutan. The plant is an early step toward diversifying the country’s power generation portfolio, which is currently dominated by hydropower and is vulnerable to the impacts of climate change. Through the project, Bhutan will strengthen its renewable energy grid and develop capacity in the design, operation, and maintenance of solar and wind energy projects. Female higher-secondary students will also be afforded learning opportunities on climate-resilient energy systems under the project.

In Bangladesh, ADB committed a $157 million loan to continue work that is strengthening resilience against climate impacts along the country’s main waterways. With the ongoing program reducing flood and erosion risks on the Jamuna, Padma, and Ganges rivers, the 2022 investment will finance climate-resilient works and nature-based solutions to protect around 70 kilometers (km) of riverbank and reinforce 8 km of flood embankment. It will also help establish 160 community-based disaster management units while strengthening 40 existing units.

In broader climate work, ADB provided analytical services to the Government of India to help meet national climate change commitments. The bank conducted a study on options for decarbonizing the country’s power sector, focusing on electricity across a 10-year time horizon, and including an assessment of macroeconomic impacts. The study is informing the preparation of a proposed ADB policy-based loan for reforms to India’s power sector.

Making Cities More Livable

With rapid population growth occurring in many cities across South Asia, improving urban livability in the region requires significant investment to ensure adequate provision of essential services, especially in water supply and transport.

In Bangladesh’s fast-growing capital Dhaka, ADB committed additional financing of $140 million, and mobilized $141.5 million in cofinancing, for a project that is supporting environmentally sustainable water infrastructure and institutional development. This ongoing project is developing the Meghna River, which has good water quality and ample quantity even during the dry season, as a sustainable water source. The project will build a new supply scheme to deliver reliable water for Dhaka’s growing population, which is expected to reach 28.1 million by 2030.

With traffic congestion also seriously impacting living conditions in Dhaka, ADB provided transaction advisory services to the Roads and Highways Department and the Public–Private Partnership Authority of Bangladesh to develop a four-lane expressway stretching 13.5 km. The expressway will provide an alternative and less-congested gateway to and from Dhaka, easing access from the center of the city to residential areas and other cities. ADB assisted in project structuring, negotiations, and tender execution, which led to the signing of a public–private partnership agreement for the $260 million project.

RABIN’S STORY

Rabin Regmi, principal and owner of the privately run Deuti Biddhya Niketan School in Nepal’s Karnali Province, recalls the stresses he experienced during the peak of the COVID-19 pandemic.

“I had no way of paying drivers, junior staff, and teachers,” Rabin says. “I wasn’t even able to sell my own properties to address these payment issues.”

To alleviate the socioeconomic dimensions of the pandemic—including shortfalls in health coverage, escalating food insecurity, and much-needed support for small businesses—in 2020, ADB provided Nepal with $250 million under its COVID-19 Active Response and Expenditure Support (CARES) Program.

As well as bolstering health services, the program financed food support to 1.9 million poor families and provided subsidized employment for almost 300,000 disadvantaged people in Nepal.

At the height of the pandemic, around 6.3 million Nepalese people faced food insecurity. By mid-2022, this had dropped to fewer than 3.9 million people. To help struggling small businesses, the CARES Program also supported a concessional lending scheme that offered reduced interest rates on loans of up to NRs50 million (around $377,000). This benefited over 118,000 eligible enterprises, with 56% of them led by women.

As of mid-2022, 96% of the enterprises that received the concessional loans were still operating. This, thankfully, includes the Deuti Biddhya Niketan School.

“The loan saved the future of this school and the livelihoods of junior staff and their families,” Rabin says.

To address demand for public transport in Chennai, ADB and the Government of India signed a $350 million loan to develop three new metro rail lines connecting the metropolitan center to expanded residential areas in the south and west of the city. With Chennai’s population expected to reach 12.5 million people by 2026, the ADB-supported project will stimulate economic growth by expanding access to public and social services such as schools, health facilities, and workplaces. It will also lower greenhouse gas emissions in the Chennai Metropolitan Area by 28,294 tons per year, improving air quality for residents.

This project in Chennai can also help the Government of India explore possibilities for transit-oriented development and land value capture, which were outlined in an ADB study on realizing the country’s potential to enhance the livability of cities through inclusive and sustainable urban mobility.

Promoting Rural Development and Food Security

Modernizing agriculture and improving the connectivity of farming communities to economic centers are central to achieving food security and improving the quality of rural life in South Asia.

As part of ADB’s efforts to enhance longer-term food security in Nepal, the bank provided support to improve the climate resilience of the country’s horticulture sector. The $70 million in financing will boost the productivity of over 30,000 farming households in five provinces, mainly through the climate-resilient development of around 10,000 hectares of fruit and nut orchards. It will provide partial grants to farmer groups and cooperatives to shoulder investment costs, while a credit guarantee fund will be established for farmers who lack the collateral to access formal rural finance. The beneficiary groups, comprising at least 30% women and 20% disadvantaged people, will be trained in climate change adaptation practices.

To ramp up food production in India through enhancedefficiency fertilizers, ADB provided a nonsovereign loan of $30 million to the Maharashtra-based Smartchem Technologies Limited. The investment supports capital expenditure, training, and research and development for fertilizers that increase agricultural productivity, reduce water and soil contamination, and improve resilience to climate change. It includes technical assistance to build the soil management skills and financial literacy of 1,800 farmers and complements earlier ADB sovereign investments to promote agribusiness networks and reduce food losses in Maharashtra.

ADB also provided a $350 million loan to support the upgrading of Maharashtra’s core road network. This will expand off-farm income opportunities for remote and rural populations, in particular women and disadvantaged groups, while also improving access to markets, health facilities, and social services.

42	ANNUAL REPORT 2022

In other support to rural development in India, ADB committed a $96.3 million loan to improve living conditions in Himachal Pradesh, where water supply is typically provided for only 6–8 hours per day. The project will rehabilitate 187 water supply schemes, ultimately delivering uninterrupted potable water to about 370,000 rural residents. The ADB investment will additionally help train community-based organizations, including women’s self-help groups, on water management and livelihood development.

Strengthening Governance and Institutional Capacity

In 2022, ADB assistance in South Asia included support for institutional reforms to guide post-pandemic recovery, advance climate resilience, improve tax administration, and enhance logistics and trade.

In Bhutan, ADB provided a $37.4 million policy-based loan as well as technical assistance to drive resilience as the country recovers from the protracted economic downturn caused by the COVID-19 pandemic. The program will help build institutional capacity for Bhutan’s green recovery by supporting a national adaptation plan, a climate-resilient development strategy, and green financing. It will also help deliver a medium-term revenue strategy and reforms in customs administration, tourism, and public financial management, while encouraging business development through streamlined licensing procedures, fiscal incentives for cottage industries, and other initiatives.

Through its Asia Pacific Tax Hub, ADB also completed an assessment of Bhutan’s tax administration system. Covering nine key performance areas—including registration, risk management, timeliness of tax filings and payments, and dispute resolution—this assessment will help Bhutan mobilize additional tax resources, improve compliance, and reduce leakages and transaction costs. An action plan to implement the recommendations was shared with the government and implementation discussions initiated.

In India, the logistics sector contributes strongly to economic output and employs tens of millions of people, yet the country has lacked an overarching logistics policy and mechanisms for coordinated sector development. In 2022, ADB committed $250 million in policy-based lending toward implementing a comprehensive policy framework that can enhance India’s logistics efficiency. The program aims to strengthen institutional capacity for developing infrastructure in multimodal logistics at the national, state, and city levels, while incentivizing private sector investment and adopting smart systems for low-emission logistics.

Fostering Regional Cooperation and Integration

ADB’s 2022 investments in South Asia’s regional development had a strong focus on long-term trade facilitation and transport connectivity.

In Bangladesh, ADB provided $143 million for a program to increase trade volumes and improve the efficiency, predictability, and security of cross-border trade among countries under South Asia Subregional Economic Cooperation. The program supports reforms that will bring Bangladesh’s customs legal framework into compliance with international standards, improve cargo clearance processes, and strengthen the capacity of relevant ministries. It will also help construct integrated customs stations and land ports at three border crossing points.

Responding to a request from the Government of India, ADB funded a study on the development of a North East Economic Corridor. The northeast states form the pivot for India’s integration with other economies in South Asia and Southeast Asia. The resulting paper prioritized 19 border points, identified gaps hindering international trade, and offered recommendations for greater participation in regional value chains. Its findings are informing the preparation of ADB’s urban, transport, tourism, and infrastructure project pipelines, valued at around $2 billion.

Complementing this knowledge work, ADB committed $300 million to upgrade 312.5 km of state highways and major district roads in the northeast state of Assam. The project is expected to reduce travel times and operating costs for transport and freight operations to South Asia Subregional Economic Cooperation corridors and cross-border trade centers.

In Maldives, ADB committed a nonsovereign loan of $9.1 million as the first tranche of a $20 million debt financing facility to help Dhivehi Raajjeyge Gulhun Public Limited Company (Dhiraagu) expand mobile and internet coverage—the first private sector infrastructure financing transaction in the country. The 2022 investment will support Dhiraagu in upgrading network capacity, expanding data centers, and enhancing mobile services in and outside the capital Malé. The ongoing project will connect Maldives to global telecommunications infrastructure, attracting private sector investment and enabling digital cross-border trade.

OPERATIONS: South Asia	43

OPERATIONS

Southeast Asia

Cambodia, Indonesia, the Lao People's Democratic Republic, Malaysia, Myanmar, the Philippines, Thailand, Timor-Leste, Viet Nam

A farmer feeds his chickens in Pampanga Province, Philippines.

BY THE NUMBERS

$6.0 B
COMMITTED

$4.3 B
DISBURSED

$1.5 B
COFINANCED

Economic growth in Southeast Asia expanded in 2022 as countries reopened their borders and eased COVID-19 restrictions amid high vaccination rates and fewer deaths from the pandemic.

The region's economic performance was driven by its large market size, pent-up consumer demand, a strong rebound in exports, and a robust recovery in tourism. However, the global impacts of the Russian invasion of Ukraine, continued supply chain disruptions, higher oil and commodity prices, rising inflation, and tighter financial conditions held back the post-pandemic recovery.

Commodity-exporting countries, such as Indonesia, Malaysia, Thailand, and Viet Nam, benefited from higher global food and fuel prices. Conversely, commodity importers, such as the Philippines, were more vulnerable to price increases, as were the region's smaller economies, including Cambodia, the Lao People's Democratic Republic (Lao PDR), and Timor-Leste.

Vulnerable communities across Southeast Asia suffered greater food insecurity despite government measures to protect them from rising food prices, with increases averaging 51% across the region in 2022, compared with pre-pandemic levels. A total of 100 million people in Cambodia, Indonesia, the Lao PDR, the Philippines, and Viet Nam were estimated to be food insecure in 2022.

ADB continued to support its Southeast Asian developing member countries (DMCs) as they recovered from the COVID-19 pandemic and built resilience to future shocks and challenges. In 2022, the bank committed $6 billion in financing for the region, including $5 billion for sovereign operations and $1 billion in nonsovereign investments.

ADB made substantial investments to scale up climate adaptation and mitigation across a broad range of sectors in Southeast Asia. This included providing a climate change policy-based loan—ADB's first ever—to help the Philippines achieve its national climate objectives, as well as making notable progress in Indonesia under ADB's Energy Transition Mechanism.

44	ANNUAL REPORT 2022

PERCENTAGE OF ADB’S 2022 COMMITMENTS IN SOUTHEAST ASIA SUPPORTING STRATEGY 2030 OPERATIONAL PRIORITIES

In 2022, ADB also placed an emphasis on helping its DMCs in the region address food security concerns, strengthen health and education systems, boost the productivity of workers, reduce unemployment, and enhance the delivery of public services. The bank also invested strongly to stimulate private sector participation in developing clean energy infrastructure.

Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in  Myanmar. The bank continues to closely monitor the situation in the country and remains committed to supporting its people.

Strategic Focus

Addressing Remaining Poverty and Reducing Inequalities

ADB support in 2022 to address issues of poverty and inequality across Southeast Asia included operations to expand access to finance, strengthen health security, and improve the quality of education and skills training.

ADB committed a $500 million loan to further promote financial inclusion for vulnerable groups in Indonesia, which has the fourth-largest unbanked population in the world. Complementing an initial program loan of $500 million made in 2020, the ADB investment is helping enhance access to financial services for micro, small, and medium-sized enterprises; women; youth; and those living in rural areas. The program, which includes financial literacy training for vulnerable and unbanked communities, aims to increase the use of formal financial services by Indonesia’s adult population from 76% in 2019 to at least 92% by 2025. It also targets borrowing by micro, small, and medium-sized enterprises to comprise at least 30% of bank lending by 2025, up from 19% in 2018.

To expand the availability of affordable medical equipment and supplies in Indonesia, especially those needed by vulnerable and remote populations, ADB subscribed to an initial public offering to provide an equity investment of $12.3 million in rupiah equivalent to PT Jayamas Medica Industri (JMI). The investment will help JMI expand its operations by building two manufacturing facilities and a national distribution center and adding 15 branch warehouses and 25 retail stores. These new enterprises will provide permanent jobs for at least 150 people.

In the Philippines, ADB extended a $100 million loan to help modernize the country’s technical and vocational education and training (TVET) system so that it can respond effectively to an increasingly technology-and knowledge-driven jobs market. The project—which focuses on improving the quality of skilling programs, enhancing the capacity of trainers, and upgrading facilities—is expected to boost employment prospects for around 300,000 graduates, many from low-income households.

Accelerating Progress in Gender Equality

During 2022, ADB’s work to advance gender equality in Southeast Asia included a sharp focus on women’s economic participation and entrepreneurship as drivers to reverse setbacks caused by the COVID-19 pandemic.

OPERATIONS: Southeast Asia	45

TOP FIVE SECTORS FOR ADB COMMITMENTS IN SOUTHEAST ASIA IN 2022

A Greener Future for the Philippines

The Philippines is among the most climate-vulnerable countries in the world. Climate impacts have the potential to seriously hamper the country’s economic prosperity and threaten its long-term food security.

In 2022, ADB provided a $250 million loan, along with $171.7 million in cofinancing, to support the Government of the Philippines in implementing its national climate policies, achieving its commitments under the Paris Agreement, and delivering on its broader climate ambitions.

Under the program, ADB is helping the Philippines develop, deliver, and finance a holistic approach to address climate change by transitioning to low-carbon pathways, strengthening the country’s ability to adapt to climate change, and increasing conservation of land and marine resources.

As ADB’s first dedicated climate change policy-based loan, the program will drive key reforms in priority sectors. To improve food security, it targets climate adaptation in sectors such as agriculture, natural resources, and environment. To unlock future green growth, it promotes mitigation measures in emissions-intensive sectors such as energy and transport. To mobilize climate finance, it promotes actions to increase budget allocations for climate action and strengthen green banking.

The program is expected to provide access to climate adaptation services for 4 million farmers and fisherfolk, and increase the proportion of renewable energy in the Philippines’ electricity mix from 21.6% in 2020 to 26.1% in 2025.

Women’s participation in economic activities is a focus of ADB knowledge work in the Lao PDR. In collaboration with the Lao National Chamber of Commerce and Industry, ADB released a joint report on the constraints faced by Lao women entrepreneurs in doing business. The report presented the findings of a survey in which women entrepreneurs reported that their business registration takes longer and costs more than for men. The report urges the government to train staff to overcome hidden gender biases and make it easier for women to create and run businesses. To this end, ADB and the chamber convened a national dialogue advocating for regulatory changes that support women.

To help ensure more Filipino women and girls can access appropriate skills training for well-paid employment, ADB and the Government of the Philippines launched SkillsUpNet, an employer-led scheme offering grants in priority sectors, including agribusiness, construction, animation, and tourism. Some 66 enterprises participated in the scheme during 2022, and 326 of the 597 trainees were women. Additionally, 11 women-led enterprises received business leadership coaching via SkillsUpNet.

In Timor-Leste, ADB partnered with the Superior Council of Judicial Magistrates to hold a training program for the country’s entire judiciary on laws and procedures relating to gender issues and violence against women and girls. The training covered the experiences of survivors and the social and cultural norms most relevant to gender-based violence in the country. It also addressed the challenges faced by Timor-Leste’s judges in adjudicating on cases of gender-based violence and highlighted international best practices in this area.

In Viet Nam, ADB is investing to improve the lives of women and allow them to share more equally in the country’s rising prosperity. The bank committed a $19.7 million nonsovereign loan for Hayat Kimya Vietnam Company Limited to make childcare and women’s products more affordable through the construction of a manufacturing facility for hygiene pads, wet wipes, and baby diapers. The investment will help Hayat Kimya promote gender equality in its marketing, expand awareness of the benefits of hygiene products, and initiate career development programs for women graduates and professionals.

46	ANNUAL REPORT 2022

Tackling Climate Change, Building Climate and Disaster Resilience, and Enhancing Environmental Sustainability

To accelerate Southeast Asia’s clean energy transition and development of green infrastructure, ADB ramped up support through both sovereign and nonsovereign financing in 2022.

The bank achieved a significant early milestone under its Energy Transition Mechanism, which aims to retire coal-fired power plants earlier than scheduled and replace them with clean power capacity. In Indonesia, ADB signed a memorandum of understanding with key public and private sector parties to formally explore the early retirement of a 660-megawatt coal-fired power plant in West Java.

ADB also committed a $150 million loan for an innovative green finance mechanism in Indonesia. The loan proceeds will be managed by PT Sarana Multi Infrastruktur to implement a green finance facility and infrastructure investment platform considered the first of its kind in Southeast Asia. The financing will help develop and mobilize public and private funds for green and bankable infrastructure projects. The initial batch of supported subprojects is worth over $420 million through private capital mobilization and is expected to reduce carbon dioxide (CO2) emissions by 250,000 tons per year.

Taking a region-wide perspective on climate and green financing, ADB launched a new technical assistance platform, starting initially with $15 million, to accelerate the development of projects that promote climate change adaptation and mitigation in Southeast Asia. Supported by ADB and partners of the ASEAN Catalytic Green Finance Facility, the assistance will help improve climate and green investment planning, identify and develop appropriate projects, and build capacity to accelerate the project pipeline.

ADB provided transaction advisory support to Electricité du Cambodge, Cambodia’s national power utility, leading to the signing of a power purchase agreement to develop a 40-megawatt solar photovoltaic power plant in Kampong Chhnang Province. The plant’s additional capacity will reduce dependency on power imports from neighboring countries and mitigate CO2 emissions by approximately 73,800 tons each year. The $23 million project will have a very low tariff of $2.57 per megawatt-hour, demonstrating that solar energy can be a cost-effective alternative to fossil fuels.

Making Cities More Livable

In a region where basic municipal services require substantial further investment and are threatened by climate change vulnerability, ADB committed to a range of complementary initiatives to tackle urban challenges across Southeast Asia. To improve the public transport network in Metro Manila, ADB committed $1.75 billion as the first tranche of a wider $4.3 billion investment program, the bank’s biggest infrastructure investment to date. The first phase will construct 54.6 kilometers of commuter railway connecting Metro Manila and Calamba, including 18 rail stations with special access features for women, children, older people, and people with disabilities. The new line is expected to lessen air pollution, avoid 284,425 tons of CO2 equivalent emissions each year, and cut the journey time by half for an estimated 269,000 passengers daily.

In Timor-Leste, rapid urbanization in Dili—now home to two-thirds of the country’s population—has placed great stress on water supply and solid waste infrastructure. ADB has provided financing support to the government as well as public–private partnership (PPP) transaction advisory services to help provide safe and reliable water and solid

DUANGSONE’S STORY

Duangsone Silangsy lives in a small community on Mak Hiao River, which flows into the Mekong River in southern Vientiane, the capital of the Lao People’s Democratic Republic (Lao PDR).

The Mak Hiao’s water levels fluctuate during the wet and dry seasons, at times threatening the lives and livelihoods of more than 60,000 people.

Duangsone recalls, for instance, the flash flooding of 2008.

“I couldn’t get out of my house to find food, drinking water, and medicine when my kids were sick because my community was under water,” she says.

Through loans and grants of more than $80 million, an ADB project on flood and drought risk management helped address such issues in the Lao PDR as well as Viet Nam.

The project, completed in 2022, built flood protection embankments and other water control infrastructure, and promoted farming practices such as seasonal crop production.

Farming communities such as Duangsone’s have reaped significant benefits, with biannual rice cropping areas increasing threefold inside irrigation zones, and farmers now planting higher-value cash crops such as organic vegetables and watermelons.

The project also worked with communities on safety plans and delivered related training, such as water safety and first aid.

“Before the training, I never followed the weather forecast,” Duangsone says. “Now I watch it every day on my smartphone—it is important for our community’s safety plan preparation and implementation.”

waste management in the capital. The bank committed two sovereign loans totaling $127 million for a climate-resilient public water supply project that will secure clean drinking water from diversified sources for 36,200 Dili households. In tandem, ADB provided project preparation and tender support for a $36.5 million project to upgrade the city’s solid waste management systems through improved landfill and waste collection services. The project, the first PPP in Timor-Leste’s waste sector, will collect and process approximately 180 tons of waste every day, including sludge from the government-run water treatment plants. The PPP project is ADB’s first in a DMC that is under the fragile and conflict-affected situations and small island developing states classification.

In Malaysia, ADB provided technical assistance (financed by the Government of Malaysia on a full cost recovery basis) to help prepare green city action plans that advance sustained and inclusive growth in 14 urban centers. These plans leverage ADB knowledge, finance, and partnerships to develop a pipeline of priority infrastructure investments that will increase Malaysia’s economic and environmental resilience.

Promoting Rural Development and Food Security

Marine resources are a vital source of food for 625 million people in Southeast Asia. To bolster food security and the sustainable management of these resources, ADB made two significant investments in 2022 and both align strongly with the bank’s Action Plan for Healthy Oceans and Sustainable Blue Economies.

To meet increasing demand for sustainably sourced food, the Indonesian shrimp industry needs to shift toward responsible production and sourcing systems. In response, ADB provided a $102.9 million loan to scale up sustainable shrimp aquaculture by smallholders and increase productivity, profitability, traceability, and environmental sustainability. Investments in infrastructure and value-chain strengthening will directly benefit about 5,260 smallholder farmers, while around 35,000 smallholder farmers will benefit from improved access to quality inputs and skills development programs.

Meanwhile, in Cambodia, unsustainable fishing and poor coastal zone management have seen massive reductions in fish biomass at the same time as coastal communities have been impacted by increasingly extreme weather events. In response, ADB committed $63 million to support coastal and marine fisheries by addressing unsustainable practices and regenerating nearshore fisheries. The project will benefit 25 community fisheries organizations, nearly 20,000 households, and a wider coastal community of about 200,000 people. It will generate more than 250,000 days of paid community work and support 100 small and medium-sized enterprises with investments in mariculture.

48	ANNUAL REPORT 2022

Strengthening Governance and Institutional Capacity

To assist with improvements to government processes and their capacity to deliver public services, ADB supported key reforms to improve state-owned enterprises (SOEs), sharpen the management of public funds, and stimulate private investment in critical public infrastructure.

For instance, ADB committed $500 million in policy-based lending to increase the economic, environmental, and social value that SOEs provide to Indonesia. Reform measures will help enhance institutional oversight, improve financial monitoring and disclosures, strengthen anticorruption protocols, and broaden the diversity of SOE boards. As a result, by 2025, SOEs are expected to increase net profits 14-fold, reduce greenhouse gas emissions by at least 14% compared to business-as-usual projections, and increase the proportion of women in leadership positions to 25%. Complementing the policy-based loan, ADB worked closely with Indonesian ministries and SOE leaders to complete a diagnostic study identifying measures to strengthen SOE governance and emphasizing the potential of SOEs to help build vital infrastructure and address climate change.

In the Philippines, ADB provided $400 million in policy-based lending to help deepen domestic capital markets and increase long-term financing for projects not served by the banking sector, especially for infrastructure development. Building on a 2020 loan, the program aims to create an efficient domestic debt market and increase institutional participation in capital markets, especially by insurance companies and pension funds. Program reforms will also support a social safety net to address intergenerational poverty.

In broader support to develop Southeast Asia’s capital markets, ADB published an update on the green, social, and sustainable bond markets, focusing on local currency sustainable bond markets in ASEAN+3. It also provided technical assistance to Thailand’s state-owned Government Savings Bank, resulting in the issuance of a $295 million social bond, the country’s first social bond by a state-owned financial institution.

ADB is also providing technical assistance to strengthen public financial management in the Lao PDR, the Philippines, Thailand, Timor-Leste, and Viet Nam. This support aims to increase voluntary tax compliance among target taxpayer segments; improve external auditing of public expenditure; and enhance budget, revenue sharing, and oversight practices. The technical assistance in the Lao PDR complements another ADB program to build the resilience of the country’s key ministries and SOEs through sustainable financial practices at both policy and project levels.

Fostering Regional Cooperation and Integration

In 2022, ADB made investments to strengthen post-pandemic recovery by stimulating cross-border trade and mobility and improving regional cooperation within Southeast Asia.

Across the region, transboundary animal diseases, zoonoses, and antimicrobial resistance seriously threaten livelihoods, food security, trade, and economic growth. ADB responded in 2022 by committing $62.9 million, and mobilized $43 million in cofinancing, to improve Cambodia’s cross-border livestock value chain. By promoting climate-smart livestock production and regional cooperation with other Greater Mekong Subregion countries, the project is expected to expand Cambodia’s ability to export healthy livestock and animal products and save Thailand and Viet Nam about $134 million via reduced mortality and trading losses of livestock.

Promoting human health in the Greater Mekong Subregion, ADB provided $32.6 million to Cambodia for improved health services in Banteay Meanchey, a border province that serves as a hub for departing and returning migrants and those seeking employment in the province’s special economic zones (SEZs). The investment will improve regional health by building and better equipping health facilities, extending financial protection related to health care, and introducing a portable electronic health record for migrants.

Addressing general trade issues, ADB finalized a major study on development and cooperation for SEZs in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP-EAGA). The study, requested by BIMP-EAGA ministers, sets forth concrete actions required for SEZs to thrive. It proposes a creative “co-opetition” strategy— combining cooperative and competitive approaches—with the aim of establishing a single market and production base in the BIMP-EAGA subregion. Governments, ADB, and other key stakeholders will use the study for measures to further improve and expand SEZs and economic corridors.

OPERATIONS: Southeast Asia	49

OPERATIONS

Partnering with the Private Sector

A staff member at De Heus TMH Company Limited's animal feed storage and processing facility in Kampong Speu Province, Cambodia.

BY THE NUMBERS

$3.9 B
COMMITTED

$1.7 B
DISBURSED

$7.1 B
COFINANCED

In 2022, businesses across Asia and the Pacific faced multiple challenges emanating from the Russian invasion of Ukraine, the COVID-19 pandemic, and climate change. This left enterprises in the region struggling with inflationary impacts on production inputs and overheads, especially energy costs; dwindling access to commercial finance; and restricted output due to staff shortages.

ADB helped the private sector in the region build resilience to these challenges by continuing to catalyze, structure, and provide innovative financing to privately held and state-owned enterprises. The bank remained strongly engaged with all its private sector partners during periods of instability, while assisting commercial banks to finance trade in goods.

Business continuity in the region was aided by ADB's Trade and Supply Chain Finance Program (TSCFP), through which the bank committed $2.6 billion in 2022.

In Sri Lanka, TSCFP assistance played a strong role in maintaining trade during the country's crippling economic crisis. To ensure continued imports of essential goods such as fertilizers and medical supplies, ADB used the TSCFP as a vehicle to execute transactions under its Emergency Trade Finance Facility. This nonsovereign facility allowed the bank to repurpose more than $110.4 million from sovereign loan projects that were facing implementation difficulties during the crisis.

The TSCFP also expanded its remit to include climate change alleviation and trade digitalization. Greater transparency and regulation via digitalization could reduce unfair labor practices, among other benefits.

Of the $2.6 billion committed under the TSCFP in 2022, $530 million was provided to underpin food security by enabling trade that supported farmers across Asia and the Pacific. This investment complemented ADB's continued support to agribusinesses. The bank signed nonsovereign loans totaling $179 million with five agriculture transactions in 2022, further contributing to the resilience of the sector.

50	ANNUAL REPORT 2022

Meanwhile, ADB’s Microfinance Program guaranteed loans totaling $340.6 million, including $170.3 million in cofinancing, to microfinance institutions. Overall, the program provided guarantees for 116 loans that went to small businesses and people who lack access to critical funding.

Across all its private sector investments during the year, ADB retained a strong focus on gender equality and social inclusion. The bank invested $382.6 million in nonsovereign financing in small and medium-sized enterprises, especially those owned or run by women. It also supported female entrepreneurship, piloting online digital financial literacy training for women-owned micro and small enterprises. This training included topics such as debt management and e-commerce and was attended by over 200 women entrepreneurs from throughout the Pacific. To expand the availability of loans from major financial institutions, ADB organized well-attended webinars pitching the business case for financing women-led enterprises.

Deepening Strategic Focus

During 2022, ADB increased its support to spur climate action through its work with the private sector. The bank doubled its number of climate-related transactions with private enterprises, completing 25 signed agreements by the end of the year. This resulted in ADB committing $451.3 million for nonsovereign climate financing, up from $447 million in 2021.

Complementing its direct investments to drive private sector involvement in climate-focused projects, ADB also ensured that climate-related objectives were woven into nonsovereign transactions designed primarily to address other development issues. This move reflects the bank’s approach of financing private sector projects that address a combination of development priorities, including climate resilience, gender equality, poverty reduction, and urban and rural livability.

As an example of this multidimensional approach, ADB committed $19.4 million and mobilized $19.5 million in cofinancing for GreenCell Express Private Limited to develop 255 electric buses in New Delhi, India. While the investment is primarily climate-focused and will help avoid 14,780 tons of carbon dioxide emissions each year, ADB also prioritized the safety of passengers, especially women, in the project’s overall design. This includes safety features on buses and at depots, notably onboard security cameras and panic buttons, as well as staff training on safety protocols for female passengers.

ADB made similar multidimensional loans in Viet Nam and Uzbekistan.

In Viet Nam, the bank committed $20 million to VinFast Trading and Production Joint Stock Company as part of a $135 million financing package to support the country’s

Financing Georgian Women in Business

Micro, small, and medium-sized enterprises (MSMEs) play a key role in Georgia’s economy. They account for around 90% of private firms and provide about 55% of the country’s jobs.

However, limited access to financial resources for MSMEs remains a critical obstacle for Georgia’s economic resilience and growth. This is especially so for the country’s women-owned MSMEs (WMSMEs), which face additional challenges including generally poor access to start-up capital and low levels of private asset ownership.

To address this financing gap while supporting local capital markets, in 2022 ADB invested GEL18.8 million ($6.8 million) in a local currency gender bond issuance by Georgia’s leading microfinance institution, Joint Stock Company Microfinance Organization Crystal (Crystal). The total bond issuance amount was GEL25 million, with Bank of Georgia as ADB’s co-investor.

All proceeds from the Crystal gender bond will be used to fund loans to Georgian WMSMEs, including for climate-related loans and purchase of energy-efficient equipment. Crystal aims to finance more than 63,000 WMSMEs by 2025.

The bond issue—the first gender bond issued in Georgian lari—was made possible by ADB’s help to structure the transaction, find investors, and ensure the bond attained international certification. ADB’s participation is expected to mobilize additional private sector financing for WMSMEs, raise market awareness of gender bonds in the region, and help capital market development in Georgia.

The investment remains a milestone in the implementation of Georgia’s capital market development strategy, which ADB supported through a sovereign loan in 2020.

first fully electric public bus fleet and a national electric vehicle charging network. The investment simultaneously underpins Viet Nam’s efforts to achieve net-zero greenhouse gas emissions and expand high-tech manufacturing industries.

In Uzbekistan, ADB provided $61.5 million—$42 million in a nonsovereign loan and $19.5 million as a sovereign partial credit guarantee—for the bank’s first wind power project

OPERATIONS: Partnering with the Private Sector	51

REKHA’S STORY

Rekha Devi is a mother of three living in Danapur in eastern India’s Bihar State. Her family’s income from her husband’s job as a rickshaw driver is modest, and she is tasked with managing the household budget.

“Whenever we had a major expense, I resorted to taking out loans,” Rekha says. “The loan repayments often depleted our daily income.”

In 2015, ADB provided a 5-year loan of $100 million, an equity investment of $41.7 million, and a technical assistance grant of $800,000 to support financial inclusion projects by RBL Bank, one of India’s leading private sector banks. Among other initiatives, ADB’s assistance supported low-income customers in rural areas and helped deliver financial literacy courses for women in India’s poorer communities.

By 2022, ADB’s investment had assisted RBL in providing financial literacy and customer education training to 348,985 women through 46 branches in Bihar, Gujarat, Haryana, Maharashtra, and Rajasthan.

This training has helped Rekha improve her savings habits and the family’s prospects.

“I learned the importance of setting aside a small amount daily and consistently. I started setting aside 5 rupees every day until I was able to increase this to 20 rupees,” she says.

Rekha’s regular savings habit, while modest, has since paid for substantial expenses such as tuition fees and an unexpected family illness. It also enabled Rekha and her husband to establish a bank account and become eligible for retirement programs.

“Learning to save has improved our overall quality of life,” Rekha says.

in the country. The 500-megawatt plant, the country’s largest, will avoid 892,137 tons of carbon dioxide equivalent emissions annually, help overcome daily power shortages for households, and generate a minimum of 300 jobs with at least 45% of them allocated for women.

To enhance climate resilience in agriculture, ADB and Louis Dreyfus Company BV (LDC) signed a loan of $100 million to secure food supply chains and provide reliable incomes for over 50,000 smallholder farmers in India, Indonesia, Pakistan, Thailand, and Viet Nam. The loan will help LDC finance coffee, cotton, and rice inventories while an accompanying technical assistance project will train around 4,000 farmers, particularly women, on sustainable practices such as drip irrigation and use of biochar kilns. The project will also support a climate risk vulnerability assessment.

Environmental sustainability and agricultural productivity were also considered when ADB committed $20.3 million in financing to De Heus TMH Company Limited, which supplies feed to poultry, pig, and fish farmers across Cambodia. The project is funding equipment to enable local maize sourcing and processing in challenging climatic conditions as well as training for 4,000 farmers on climate-resilient practices, especially soil management.

Throughout 2022, ADB continued to help financial institutions further embrace opportunities in both green finance and women’s entrepreneurship. The bank funded research on the constraints of Pakistan’s financial institutions to lend to women for green purposes, and piloted a program in Papua New Guinea to identify solutions that enable women lacking credit history to borrow. Meanwhile, ADB knowledge events explored the ways financial institutions are closing gender gaps in green finance.

Pioneering Innovation

and Catalyzing Finance

While credit insurers generally became more conservative about coverage of nonrepayment risk in emerging markets in 2022, the number and value of transactions with ADB increased. During the year, the bank signed a Master Framework Program with five leading global insurers— Allianz Trade, AXA-XL, Chubb, Liberty Mutual, and Tokio Marine—to provide up to $1 billion of insurance capacity for private sector financial institution lending in Asia.

The insurers will cover the risk of nonpayment on a portion of ADB’s loans to financial institutions, allowing ADB to preserve capital, diversify its portfolio, and increase lending capacity.

ADB also formed an important strategic partnership aimed at scaling up private sector investments that address climate change, signing a cooperation agreement with ILX Management—an Amsterdam-based fund manager

52	ANNUAL REPORT 2022

focused on investment opportunities in emerging markets—to help mobilize cofinancing for climate-related projects.

Under its remit to support early-stage companies, ADB Ventures financed one new project and made follow-on commitments with five of its existing investee companies in 2022. The facility provided $821,513 in cofinanced equity in Satsure Analytics India Private, a geospatial analytics company aiming to simplify and streamline remote monitoring and assessment for the banking and insurance industry.

As one of its highlights in catalyzing cofinancing, ADB committed a $100 million loan for Vietnam Prosperity Joint-Stock Commercial Bank to expand access to financing for women-owned small and medium-sized enterprises in Viet Nam. This investment attracted $400 million in parallel financing from three commercial banks and the Japan International Cooperation Agency.

Extending Reach with Private Equity Funds

The difficult economic conditions of 2022 significantly reduced the availability of growth capital across Asia and the Pacific. To support companies struggling to access funding, ADB provided loans and invested equity directly into businesses through private equity funds. These investments were concentrated on private funds that provide growth equity to companies operating in agriculture, education, financial services, forestry, and health care.

ADB’s 2022 commitments included equity investments of $12.3 million in OneMed, $5 million in Tropical Asia Forest Fund 2 LP, $60 million in OrbiMed Asia Partners VLP, $15 million in KV Asia Capital Fund II LP, $25 million in Quadria Capital Fund III LP, and $30 million in Growtheum Capital Partners SEA Fund I LP.

Scaling Up Support for Public–Private Partnerships

Across the globe, public–private partnerships (PPPs) are increasingly viewed as a preferred solution to address sizable shortfalls in infrastructure investment as they enable the sharing of risks and responsibilities, better access to technology, and deliver value for money. Over the past 5 years, ADB has provided transaction advisory services to assist its developing member countries (DMCs) in securing 13 such partnerships throughout Asia and the Pacific.

The bank helps DMCs identify, prioritize, and prepare projects that will attract private sector investment. In addition, it provides knowledge services, training programs, and regulatory advice to foster a more supportive environment for PPPs in the region. ADB also advocates for strong measures to achieve climate resilience, gender equality, and infrastructure quality, including maintenance.

During 2022, ADB provided transaction advisory services and Asia Pacific Project Preparation Facility (AP3F) project preparation for 30 PPPs across 12 DMCs. These covered the development of projects in transportation; information and communication technology; health care; energy; education; and water supply, sanitation, and other urban infrastructure.

ADB achieved commercial closure on five PPP transactions in 2022, garnering $394.4 million in capital commitments from the private sector. Following its 2021 work on PPPs for solar power and district heating in Uzbekistan, ADB provided transaction advisory services for a wastewater treatment project in the country’s third-largest city, Namangan. The bank also provided transaction advisory services for PPPs to develop a 13.5-kilometer expressway and alleviate traffic congestion in Dhaka, Bangladesh; upgrade solid waste management systems through improved landfill and waste collection in Dili, Timor-Leste; and build a 40-megawatt solar power plant in Kampong Chhnang Province, Cambodia.

Through key knowledge events and training programs, ADB helped promote PPP opportunities and expand government capacity in 2022. In collaboration with the Government of Uzbekistan, the bank organized the Uzbekistan International PPP Roundtable, which outlined advances in the country’s PPP program; showcased opportunities for investors; and was attended by over 300 senior bureaucrats, national and international PPP policymakers, regulators, private investors, and financiers. In Cambodia, at the request of the government, ADB provided training to 36 officials from key departments to further their knowledge on PPPs through the APMG Certification online course. This builds on ADB’s previous support to develop a suitable legal framework to foster PPPs in the country.

OPERATIONS: Partnering with the Private Sector	53

3

Organizational Effectiveness

ADB
55th
ANNUAL MEETING
to make the international tax system fit for the
21st century's digitalized and globalized economy.

Behind the scenes at the 55th Annual Meeting of the ADB Board of Governors in Manila, Philippines.

As the world emerges from the COVID-19 pandemic and attention turns to the longer-term resilience needed to avert future crises, ADB continues to adapt and evolve to best serve its developing member countries (DMCs).

In 2022, the bank announced a significant restructure of its departments and offices under a new operating model that will reshape how ADB responds to complex development needs. It also introduced new initiatives to empower staff and create a more inclusive organization.

Meanwhile, a range of new technologies, systems, and processes were implemented to enable ADB to deliver more effective and efficient operations, and ensure business continuity during emergencies.

The bank also initiated a review of how its capital resources can be optimally managed to best meet DMC needs while maintaining the institution’s financial resilience.

Improving Our Service to ADB Members

In 2022, ADB completed an organizational review that builds on a suite of reforms initiated in 2020 and 2021.

Guided by ADB’s Strategy 2030, the review assessed how the bank can better combine finance, knowledge, and partnerships to foster greater development impact in

Asia and the Pacific. The review confirmed the need for deeper reforms for the bank to be even more responsive to the changing needs of DMCs.

The review identified four fundamental shifts needed: increase ADB’s capacity as the region’s climate bank; spur private sector development and mobilize more private investment; provide a wider range of high-quality development solutions; and modernize ways of working to ensure greater responsiveness, agility, and proximity to DMCs.

To make these reforms a reality, the organizational review recommended a new operating model for ADB, which was endorsed by the Board of Directors in October 2022. This new operating model entails significant organizational changes that aim to optimize and integrate the functions of the bank’s departments and offices.

A fundamental pillar of the new operating model is to empower ADB resident missions to work more closely and effectively with DMCs.

As a start on this process and acting on recommendations from its 2020 review of resident mission operations, ADB piloted an approach in 2022 to bring private sector expertise into country management teams and coordinate the delivery of sovereign and nonsovereign operations.

54	ANNUAL REPORT 2022

The bank also bolstered its resident missions by better integrating their communication, information technology, procurement, and finance and administration staff with related work teams at headquarters to improve knowledge flow and staff development.

The new operating model will be supported by nonstructural reforms that enhance, among other things, organizational culture, performance management, and staff mobility. Refreshed business processes will improve the quality, efficiency, and consistency of the bank’s financing decisions and development solutions for DMCs. For example, ADB simplified several internal processes in 2022 to foster a switch from rules-based decision-making to principle-based decision-making.

The most senior roles under the new operating model were appointed from within the bank in late 2022. Full rollout of the new operating model will occur throughout 2023 and beyond and in a phased manner to ensure no disruption of services to DMCs.

Ongoing Work to Ensure Continuity and Effectiveness

The COVID-19 pandemic challenged ADB’s resilience, and the lessons learned have informed a range of improvements over the past 2 years. In 2022, ADB expanded its online business continuity platform to embrace additional departments and processes. This platform offers real-time management of operational risks by completing business impact analyses and adjusting contingency plans as processes or circumstances change.

ADB also began addressing risks from the concentration of business systems and decision-makers at its Manila headquarters. It engaged international consultants to assist with decentralization planning, moved more of its critical financial systems to the cloud, and conducted training courses and drills for staff on resuming financial and data operations in the event of a disruption.

ADB’s new operating model will also support efforts to deconcentrate risks, for example, by shifting more staff positions to field offices.

Tailoring Support Options to Member Needs

In 2022, ADB further improved its financing options for DMCs, including updating a key lending policy and strengthening its crisis response instruments.

To better support DMCs undertaking complex projects that require a larger investment and longer commitment period, ADB revised its policy for multitranche financing facilities. This will lead to more holistic assessments of sector needs, stronger compliance between government undertakings and tranche releases, simplified documentation requirements, and more flexibility around tranche approvals.

A Model for Development Effectiveness

To realize greater development effectiveness, ADB’s new operating model will create three main operational areas.

Country relationships. The bank’s regional departments and field offices will have a strengthened role in engagement with DMCs and will oversee the implementation of ADB’s strategic agenda in DMCs. Under the new model, these departments and offices will be able to draw on all areas of the bank’s expertise—including in all sector and thematic areas and in both sovereign and nonsovereign financing—to provide DMCs with seamless and holistic solutions to often-complex development issues.

Development solutions. Serving the regional departments and resident missions will be teams of experts in various key sectors and central themes, as well as private sector operations, and the development of markets and public–private partnerships.

The key sectors are energy; transport; human and social development; agriculture, food, nature, and rural development; finance; public sector management and governance; and urban development and water. The central themes are climate change and resilience; transition states and engagement; gender; digital technology for development; and regional cooperation, integration, and trade.

Staff in these teams will be flexibly deployed to help deliver a full range of solutions and services for DMCs. This move aims to increase collaboration and use of the bank’s specialist knowledge in creating impactful solutions.

Operational support. ADB staff in various operations services, such as safeguards, procurement, and financial management, will be consolidated into separate groups responsible for developing, implementing, and monitoring compliance and will be part of project teams across the bank. This will improve quality, responsiveness, and governance.

ADB also revised two of its crisis-response modalities. Among other changes, Contingent Disaster Financing, which provides DMCs with budget support linked to disasters and emergencies, now also covers health emergencies and is more widely available under concessional resources. Meanwhile, the Countercyclical Support Facility, which provides emergency budget

ORGANIZATIONAL EFFECTIVENESS	55

support for DMCs facing external shocks, now allows permanent access for concessional-assistance-only DMCs and improved financing terms and limits for borrowers.

Enhanced Service through Digital Innovation

In 2022, ADB continued its digital transformation, introducing 59 new digital products, aimed at improving operational efficiencies and business processes.

New technologies were introduced including cloud-based systems for managing legal documents and securely storing and reporting investment fund information, and a system that reduces the processing times for risk assessments and credit approval.

ADB also procured an advanced software package to provide greater insights on the pricing, valuation, and risk of the bank’s derivatives transactions. The software is expected to reduce associated financial costs and improve the competitiveness of loans, benefiting both borrowers and ADB.

Prioritizing digital literacy for its people and enabling them to transfer these skills to DMCs, ADB ramped up its digital learning program by launching ADB Indigo, which uses artificial intelligence to tailor content to match individual learning needs.

ADB also conducted various internal knowledge events to increase digital literacy and launched a digital leadership program to encourage advocacy for new digital opportunities in the bank’s DMC operations.

Its commitment to align information security controls with international standards, especially in protecting information assets and digital identity, saw ADB awarded ISO 27001 Certification for Information Security Management.

Value for Money and Efficiency in Procurement

During 2022, ADB helped DMCs expand adoption of new procurement practices that will contribute to achieving better value for money and social and economic objectives (including the Sustainable Development Goals), thereby delivering better project quality. With public procurement accounting for between 13% and 20% of national gross domestic product globally, this approach lies at the heart of sustainable development.

A comprehensive guidance note was released to assist DMCs in adopting sustainable procurement approaches, including for the more than $10 billion of public procurement directed through ADB-financed projects each year.

To further bolster DMC procurement capacity, ADB introduced BuildProc, a certification program designed to professionalize procurement functions, with over 250 procurement experts from 30 DMCs already registered for the 2-year course. The bank also continued to support procurement efficiency and transparency by accrediting the e-procurement platforms of a further five DMC systems in 2022.

ADB’s procurement support to DMCs was further enhanced through the “closer to the client” philosophy,

with over half the bank’s procurement specialists (21 people in all) now assigned to directly support regional departments or resident missions.

To foster competition among suppliers of goods, works, and services, ADB held 49 business opportunity seminars in 2022. It also conducted 177 training programs for executing and implementing agencies in 22 DMCs to guide them on following the bank’s procurement policies and procedures.

As a result, efficiency gains were achieved in 2022, with the end-to-end procurement time of public procurement in ADB’s operations 3% faster than in 2021.

Ensuring a Robust Resource Base

ADB strategically engages in capital markets to ensure resilience in the face of high financial demands, reduce financing costs, and maximize the types of funding it can provide DMCs.

ADB raised $36.1 billion through 134 transactions in 22 currencies in 2022, compared with $35.8 billion in 2021, and continued to diversify its funding program to ensure stable and low-cost funds were available for operations. This included issuing large benchmark bonds in the United States dollar market, complemented by public issuances and private placements in various currencies.

Public issuances included ADB’s largest sterling bond of £1 billion and its return to the Swiss franc market after a 12-year absence with an SwF200 million bond—the first Swiss franc issue from a supranational with a AAA rating since January 2014. ADB also issued its first-ever bonds denominated in Botswana pula, Chilean peso, Colombian peso, Hungarian forint, and Peruvian sol. The bank issued its highest annual volume of theme bonds at $5.8 billion, driven by demand for health and gender bonds.

During the year, ADB continued to issue local currency bonds, pivoting toward domestic activity as international investors retreated from emerging markets. Record volumes and number of issues were recorded in Georgia and Kazakhstan, with green and gender bonds featuring in the latter DMC.

As part of its transition away from the London interbank offered rate (LIBOR), on 1 January 2022, ADB launched the Flexible Loan Product as its primary loan offering. Using the “Secured Overnight Financing Rate” for ADB’s United States dollar loans and the “Tokyo Overnight Average Rate” for yen loans, the Flexible Loan Product provides ADB’s borrowing members with a market-based loan product aligned with the bank’s asset and liability management strategy. By the end of the year, the transition to the Flexible Loan Product was completed for all sovereign regular ordinary capital resources LIBOR-based loans and ongoing for nonsovereign LIBOR-based loans.

Given ongoing global uncertainty, including challenges such as high inflation, ADB managed its internal administrative expenses flexibly to support business needs as they emerged. Actual internal administrative expenses in 2022 totaled $748 million, a budget utilization rate of 96%, which was almost fully utilized, excluding a 2% general contingency.

Enhancing Accountability and Assurance

Risk Management

Highlights of ADB’s efforts to prudently manage credit, market, liquidity, and operational risks in 2022 included initiatives for capital management, sovereign exposure, and climate operations.

At the first part of its 55th Annual Meeting in April, ADB launched its first climate-related financial disclosures report, which provided insights on how the bank can better assess and account for physical and carbon transition risks, as well as preliminary analysis on the bank’s portfolio exposure to climate risks.

ADB also began the triennial review of its capital adequacy framework to identify how it could allocate capital more effectively to unlock greater financial resources for DMCs while ensuring appropriate risk management. This ongoing work is being informed by analysis from the G20-commissioned independent review of multilateral development bank capital adequacy frameworks. ADB participated in this review, completed in mid-2022, and is collaborating with other multilateral development banks and international finance institutions to implement recommendations relevant to ADB.

In late 2022, ADB executed its second exposure exchange with the Inter- American Development Bank, for $1.5 billion. This exchange will reduce concentration risks and enable both banks to boost their lending capacity.

Internal Audit

In 2022, ADB updated the terms of reference for internal auditing to strengthen the governance process for this function and keep the bank aligned with the latest professional standards and practices.

The bank also developed a new 3-year internal audit strategy focusing on organizational knowledge sharing, technology and innovation, process efficiency, and independence of internal auditing.

To further strengthen its auditing quality assurance, ADB introduced interim assessments by independent external experts to complement the full external assessments that occur every 5 years.

ORGANIZATIONAL EFFECTIVENESS	57

ADB also issued assurance and advisory reports that helped strengthen controls on project processing, financial management assessment, procurement risk assessment, and monitoring of risk mitigation measures.

Accounting and Internal Controls

External auditors noted that ADB’s financial statements for 2022 were presented fairly in all material respects, and that the bank maintained effective internal control over financial reporting. ADB administered total disbursements of $19.7 billion for ordinary capital resources and special funds in 2022.

During the year, ADB released an updated loan disbursement handbook and conducted seminars for borrowers on loan disbursement and accounting and on new loan terms under the bank’s Flexible Loan Product. It also launched an e-learning course on the transition from LIBOR to alternative reference rates.

Anticorruption and Integrity

In 2022, ADB bolstered internal controls for identifying and mitigating integrity risks, and continued to share best practices on integrity and transparency in development projects.

This included releasing an internal controls framework for the bank to enhance how it identifies, assesses, and mitigates legal, fiduciary, operational, and reputational risks arising from sanctions in its operations. Work was initiated on an integrity risk intelligence system, which will integrate data across internal and external sources to improve sanctions screening, investigations, and due diligence.

ADB assessed 195 integrity-related complaints, with 133 closed and 62 requiring further investigation. The bank concluded 66 external investigations, resulting in debarments of 261 firms and 20 individuals, and reprimands and cautions for 33 firms and 18 individuals.

ADB issued one proactive integrity review report, which included integrity risk-related findings and recommendations. It also delivered 124 integrity-related knowledge events and training programs for 10,498 DMC participants and ADB personnel, including on tax reform and anti-money laundering.

Disclosure and Transparency

ADB proactively disclosed 6,034 project documents to the public in 2022. Such disclosure is mandated under the bank’s Access to Information Policy, which assists members of the public in receiving timely responses to information requests. In 2022, the bank received 3,305 formal requests for information, with 2,740 of these deemed valid. ADB acknowledged 83% of the valid requests within the required 7 days and responded to 90% within the required 30 days. By the year’s end, the bank had responded to 96% of these requests.

Enhancing Safeguards

ADB’s Safeguard Policy Statement provides DMCs with clear guidance for improving their systems and processes that address social and environmental risks in development programs and projects.

In 2022, the bank made significant progress in updating its Safeguard Policy Statement, completing 18 analytical studies and conducting more than 80 consultations involving 3,000 people from government, civil society organizations, the private sector, and project-affected communities. The updated policy is expected to integrate approaches to managing environmental and social risks, including climate risks, with enhanced focus on gender issues and poor, vulnerable, and

58	ANNUAL REPORT 2022

disadvantaged people. ADB is also exploring a new standard on labor and working conditions, along with strengthened stakeholder engagement and grievance redress mechanisms.

During the year, the bank worked with DMCs and clients to conduct environmental and social safeguards due diligence for 139 projects in 44 countries. These included 13 projects with potential for significant adverse impacts and risks.

ADB issued new guidance on addressing risks of sexual exploitation, abuse, and harassment in projects, and on the management and control of asbestos. It also made advances in developing an online tool to track safeguard data.

Recourse for People Affected by Projects

ADB’s Accountability Mechanism continued to respond to the concerns of people adversely affected by ADB-supported projects in 2022.

The bank received 36 admissible complaints about land acquisition, livelihood restoration, environment, consultation, damage to property, and safety issues. After detailed analysis and assessment, 19 complaints were forwarded for problem-solving, including two complaints received in 2021. Three of five complaints presented for compliance review were deemed ineligible due to lack of prior good-faith efforts by complainants to resolve the issues involved. The fourth and fifth complaints were withdrawn because they had since been resolved.

During 2022, the ADB Board of Directors received a final compliance report on a complaint received in 2021 regarding a road project in Georgia. The bank continued to manage seven complaints from previous years. A complaint in Mongolia was successfully closed in April 2022.

ADB also provided accountability knowledge services for partners in DMCs. These included e-learning modules and face-to-face training on grievance redress mechanisms, and outreach sessions for civil society organizations in Nepal and Pakistan. A multiday training program delivered in Pakistan on ADB’s Accountability Mechanism policy and grievance redress mechanisms involved 18 government agencies and 19 civil society organizations. The bank also published reports on lessons learned from projects in Georgia, Indonesia, and the Philippines.

Fostering Career Development and a Safe, Flexible Workplace

Across the first half of 2022, working from home and other remote options remained the norm for ADB staff and consultants. During this time, the bank made incremental increases in office reoccupancy limits and gradually and safely reopened services and facilities. This led to the move to full reoccupancy of Manila headquarters beginning 1 August 2022 while nearly all ADB field offices transitioned back to full reoccupancy during 2022.

ORGANIZATIONAL EFFECTIVENESS	59

This reoccupancy was balanced by new hybrid work arrangements allowing staff to maintain a healthy mix of working from home and connecting with colleagues back in the office.

In support of this, ADB upscaled digital technologies enabling personnel to work remotely, providing staff with additional information technology equipment, training, and resources on hybrid work, and seamless data-roaming services.

At headquarters, ADB invested in hybrid-capable conference rooms and a new state-of-the-art auditorium fit for hybrid events, along with more open spaces that promote collaboration. The bank also completed a number of security enhancements at headquarters, including access controls that collect real-time data on who is on the premises at any given time.

To support the evolving needs of DMCs and the bank’s increasing staff presence in these countries, ADB coordinated 41 construction, renovation, or relocation projects across 21 field offices. Notably, the bank established its Nauru Pacific Country Office, expanded its Sri Lanka resident mission, and conducted a major refurbishment of its Pakistan resident mission.

Staff Recruitment, Development, and Well-Being

The COVID-19 pandemic highlighted the need for ADB to evolve and expand the ways in which the bank recruits and supports its people.

With job-seekers putting a premium on flexible work arrangements, work–life balance, and autonomy in structuring their day-to-day lives, ADB took steps to ensure it continues to attract and retain high-caliber and experienced professionals in specialized areas. Along with its hybrid working arrangements, the bank reintroduced batch recruitment to build a pipeline of strong candidates from diverse backgrounds and fill positions in an efficient and systematic manner.

To help retain the people it attracts by developing their skills and careers, ADB invested in expanding e-learning options and individualized coaching programs for managers and staff, along with training and support on the hybrid work model. ADB delivered 59 learning and development programs during 2022, with 38% of staff attending at least one program and 95% of these participants rating their overall program experience positively. The bank also conducted 20 programs on hybrid working arrangements, with briefings and resources to help managers transition their teams to hybrid work.

60	ANNUAL REPORT 2022

Another key aspect of staff retention is personal well-being and, along with the protocols that are part of the bank’s daily operations, ADB organized two major events for staff: Health & Wellness, Safety & Resilience Week and Mental Health Week. In addition, “wellness champions” were introduced into the ADB community and Wellness Wednesday webinars were held throughout the year. A staff mental health and well-being survey is informing further actions that can enhance mental health and well-being for personnel.

Diversity, Inclusion, and Belonging

ADB continues its efforts to attract and retain women employees and talent from diverse backgrounds. In 2022, women comprised 39% of the bank’s international staff, up from 38% in 2021.

Progress was also made on implementing ADB’s disability inclusion road map. In 2022, a disability inclusion workplace assessment was initiated to benchmark gaps between ADB’s current practices, policies, and accessibility against global best practices and industry standards. The bank also integrated diversity, inclusion, and belonging considerations into staff leadership training programs.

During the year, ADB hosted and participated in a range of knowledge events to foster a sense of belonging for all, including those in the LGBT+ community and people with disabilities, notably conducting a LinkedIn campaign on gender equality and inclusion during Women’s History Month.

Professional Ethics and Managing Conflict

To foster a respectful and inclusive workplace culture, ADB devotes specific resources for maintaining ethics and conduct, and helping resolve workplace issues formally or informally.

During 2022, the bank conducted webinars and other outreach activities for staff at headquarters and field offices to raise awareness about the different avenues for grievance management, dispute resolution, personal conflicts of interest, protection from retaliation, social media risks, workplace mediation, and domestic violence. It also responded to 396 inquiries related to the application of its Code of Conduct and handled 57 cases where workplace complaints were raised.

In the interests of professional ethics and conduct, ADB launched a workplace mediation service to help staff and managers resolve conflict and low-level grievances. It also expanded its peer support network in field offices to 17 volunteers, helping other staff direct their concerns to appropriate channels.

Meanwhile, the bank’s ombuds services continued to provide confidential, neutral, and informal consultation, facilitation, and conflict management services for all members of the ADB community, addressing approximately 525 cases during 2022. These cases generally reflected the challenges staff faced in returning to their respective work locations and adjusting to the bank’s new hybrid working arrangements.

ADB also applied anonymous aggregated data and other findings from its ombuds services to enhance staff support mechanisms on issues such as domestic abuse and mental health.

ORGANIZATIONAL EFFECTIVENESS	61

Appendixes

Staff collaborating at ADB's Mongolia Resident Mission.

63 Appendix 1: Commitments by Country, 2022
64 Appendix 2: Loans and Grants Committed, 2022
69 Appendix 3: Approvals, 2018–2022
70 Appendix 4: ADB Regional and Nonregional Members
71 Appendix 5: ADB Members, Capital Stock, and Voting Power
72 Appendix 6: Contributions to the Asian Development Fund
73 Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2022
74 Appendix 7B: Active Trust Funds and Special Funds
76 Appendix 8A: Organizational Structure
78 Appendix 8B: Sector and Thematic Groups
79 Appendix 9: Corporate Reports
80 Appendix 10: Operational Data and Organizational Information

62	ANNUAL REPORT 2022

Appendix 1: Commitments by Country, 2022 ($ million)

	Loans, Grants, and Others									Cofinancing[a]
	Regular OCR		Concessional		ADF	Other	TSCFP					TSCFP
Country	Sovereign	Nonsovereign	OCR	Grant	Guarantee[b]	SF	and MFP[c]	Subtotal	TAd	Project	TA	and MFP	TAS	Subtotal	Total
Afghanistan[e]	–	–	–	405.0	–	–	–	405.0	–	–	–	–	–	–	405.0
Armenia	100.0	–	–	–	–	–	9.7	109.7	1.9	100.0	1.3	5.0	–	106.3	217.9
Azerbaijan	–	21.4	–	–	–	–	–	21.4	2.8	92.9	0.2	–	–	93.1	117.3
Bangladesh	793.3	11.2	746.0	50.4	–	–	673.8	2,274.8	12.1	409.4	5.6	1,233.5	–	1,648.4	3,935.3
Bhutan	–	–	69.6	16.0	–	–	–	85.6	7.2	5.0	0.4	–	–	5.4	98.2
Cambodia	–	25.0	373.0	39.6	5.3	0.9	10.0	453.7	7.8	162.8	2.8	10.0	–	175.6	637.2
China, People’s	1,577.2	185.8	–	–	–	–	117.3	1,880.2	12.4	245.0	8.6	121.3	–	374.9	2,267.4
Republic of
Cook Islands	–	–	–	–	–	–	–	–	1.4	–	0.8	–	–	0.8	2.2
Fiji	90.0	–	60.0	–	–	–	–	150.0	2.8	191.3	6.1	–	–	197.4	350.1
Georgia	104.1	112.5	–	–	–	–	28.4	245.1	5.4	130.6	2.1	47.1	–	179.8	430.3
India	1,808.3	208.0	–	–	–	–	118.9	2,135.2	16.9	844.1	1.8	118.9	–	964.8	3,117.0
Indonesia	1,902.9	12.3	–	–	–	–	19.5	1,934.7	6.8	508.8	8.7	33.1	–	550.7	2,492.2
Kazakhstan	–	15.0	–	–	–	–	–	15.0	4.5	–	0.7	–	–	0.7	20.3
Kiribati	–	–	–	20.0	–	–	–	20.0	1.4	4.6	1.1	–	–	5.7	27.1
Kyrgyz Republic	–	–	60.0	71.5	–	–	–	131.5	7.3	–	0.6	–	–	0.6	139.3
Lao People’s	–	–	–	–	–	–	–	–	6.1	–	1.8	–	–	1.8	7.9
Democratic
Republic
Malaysia	–	–	–	–	–	–	26.6	26.6	1.4	–	0.0	26.6	–	26.6	54.5
Maldives	–	9.1	–	17.5	–	–	–	26.6	4.5	15.9	0.9	–	–	16.8	47.9
Marshall Islands	–	–	–	–	–	–	–	–	4.7	–	0.3	–	–	0.3	5.1
Micronesia,	–	–	–	5.0	–	–	–	5.0	4.9	–	0.1	–	–	0.1	10.0
Federated
States of
Mongolia	153.0	18.0	7.0	–	–	–	7.2	185.2	11.3	104.0	3.4	–	–	107.4	304.0
Myanmar[f]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Nauru	–	–	–	15.0	–	–	–	15.0	1.3	–	0.1	–	–	0.1	16.3
Nepal	–	–	260.0	22.0	–	–	18.2	300.2	9.0	24.2	1.6	29.5	–	55.3	364.5
Niue	–	–	–	–	–	–	–	–	1.5	–	0.1	–	–	0.1	1.6
Pakistan	1,439.0	–	1,233.6	–	–	3.0	732.0	3,407.6	17.2	503.3	2.8	1,653.0	–	2,159.1	5,583.9
Palau	30.0	–	5.0	–	–	–	–	35.0	3.5	–	1.6	–	25.0	26.6	65.0
Papua New Guinea	581.5	–	90.0	–	–	–	–	671.5	3.3	136.0	1.1	–	–	137.1	811.9
Philippines	2,500.0	49.0	–	–	–	2.0	–	2,551.0	10.3	423.9	9.9	–	–	433.9	2,995.2
Samoa	–	–	–	7.5	–	–	0.1	7.6	1.5	30.9	4.0	–	–	34.9	44.0
Solomon Islands	–	–	5.0	8.0	–	–	–	13.0	3.1	33.0	3.7	–	–	36.6	52.7
Sri Lanka	200.0	–	–	–	–	–	47.1	247.1	7.6	378.0	0.2	181.2	–	559.4	814.2
Tajikistan	–	–	–	211.2	–	–	0.9	212.1	6.5	–	0.6	–	–	0.6	219.2
Thailand	–	4.7	–	–	–	–	98.9	103.6	3.3	398.7	1.3	98.9	–	498.9	605.8
Timor-Leste	50.0	–	77.0	–	–	–	–	127.0	5.6	–	1.2	–	15.0	16.2	148.8
Tonga	–	–	–	7.2	–	1.5	–	8.7	1.3	–	2.9	–	–	2.9	12.9
Turkmenistan	–	–	–	–	–	–	–	–	1.1	–	0.1	–	–	0.1	1.2
Tuvalu	–	–	–	30.0	–	–	–	30.0	1.9	–	1.1	–	–	1.1	33.0
Uzbekistan	943.3	47.0	150.0	3.0	–	–	213.5	1,356.9	11.3	139.7	3.0	157.9	20.0	320.6	1,688.8
Vanuatu	–	–	–	3.5	–	–	–	3.5	2.6	4.7	2.7	–	–	7.4	13.5
Viet Nam	–	171.7	–	–	–	–	613.7	785.4	4.6	670.9	9.7	1,623.7	–	2,304.2	3,094.3
Regional[g]	–	235.0	–	–	–	–	–	235.0	36.6	305.7	31.8	–	–	337.5	609.1
Total ADB	12,272.6	1,125.8	3,136.2	932.4	5.3	7.4	2,736.1	20,215.7	256.8	5,863.4	126.5	5,339.7	60.0	11,389.6	31,862.1

– = nil, 0.0 = less than $50,000, ADB = Asian Development Bank, ADF = Asian Development Fund, MFP = Microfinance Program, OCR = ordinary capital resources, SF = special funds, TA = technical assistance, TAS = Transaction Advisory Service, TSCFP = Trade and Supply Chain Finance Program.

Notes:

1.	“Commitment” is the financing approved by the ADB Board of Directors or Management for which the investment agreement has been signed by the borrower, recipient, or the investee company and ADB. It is the amount indicated in the investment agreement that may or may not be equal to the approved amount, depending on the exchange rate at the time of signing. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.
2.	Numbers may not sum precisely because of rounding.
[a]	Including trust funds.
[b]	A nonsovereign guarantee to Cambodia was committed under the ADF private sector window managed by ADB.
[c]	The Trade and Supply Chain Finance Program and Microfinance Program are nonsovereign credit enhancement products and loans financed from ADB’s regular ordinary capital resources.
[d]	Refers to Technical Assistance Special Fund and other SF.
[e]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but in 2022 supported the economic and social development of the Afghan people through a special arrangement with the United Nations to address basic human needs.
[f]	Effective 1 February 2021, ADB placed a temporary hold on sovereign project disbursements and new contracts in Myanmar. The bank continues to closely monitor the situation in the country and remains committed to supporting its people.
[g]	“Regional” includes nonsovereign operations that involve two or more countries. Except for research and training benefiting all members, financing for regional technical assistance operations that are identifiable to individual countries is included in the country-specific technical assistance amounts.

APPENDIXES	63

Appendix 2: Loans and Grants Committed, 2022

Regular Ordinary Capital and Concessional Resources Commitments ($ million)

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
A. SOVEREIGN OPERATIONS		12,272.6	3,136.2	932.4	16,341.2
Central and West Asia		2,586.5	1,443.6	690.7	4,720.8
Afghanistan[a]		–	–	405.0	405.0
Sustaining Essential Services Delivery (Support for Afghan People)	Project	–	–	405.0	405.0
Armenia		100.0	–	–	100.0
Fiscal Sustainability and Financial Markets Development Program	PBL	100.0	–	–	100.0
(Subprogram 1)
Georgia		104.1	–	–	104.1
Fiscal Resilience and Social Protection Support Program	PBL	104.1	–	–	104.1
(Subprogram 2)
Kyrgyz Republic		–	60.0	71.5	131.5
Promoting Economic Diversification Program (Subprogram 3)	PBL	–	25.0	25.0	50.0
Project Readiness for the Issyk-Kul Environmental Management	SEFF	–	–	1.5	1.5
and Sustainable Tourism Development
Strengthening Regional Health Security	Project	–	10.0	20.0	30.0
Building Resilience with Active Countercyclical Expenditures Program	CSF	–	25.0	25.0	50.0
Pakistan		1,439.0	1,233.6	–	2,672.6
Second Power Transmission Enhancement Investment Program—	MFF	189.0	–	–	189.0
Tranche 4
Naulong Integrated Water Resources Development	PRF	–	5.0	–	5.0
Khyber Pakhtunkhwa Water Resources Development	PRF	–	3.6	–	3.6
Improving Workforce Readiness in Punjab	Project	–	100.0	–	100.0
Third Capital Market Development Program (Subprogram 2)	PBL	–	300.0	–	300.0
Khyber Pakhtunkhwa Health Systems Strengthening Program	RBL	–	100.0	–	100.0
Building Resilience with Active Countercyclical Expenditures Program	CSF	1,250.0	250.0	–	1,500.0
Emergency Flood Assistance	EAL	–	475.0	–	475.0
Tajikistan		–	–	211.2	211.2
Dushanbe Water Supply and Sanitation—Additional Financing	Project	–	–	38.0	38.0
Finance Sector and Fiscal Management Improvement Program	PBL	–	–	50.0	50.0
(Subprogram 2)
National Disaster Risk Management—Additional Financing	Project	–	–	30.0	30.0
Road Network Sustainability—Additional Financing	Project	–	–	43.2	43.2
Building Resilience with Active Countercyclical Expenditures Program	CSF	–	–	50.0	50.0
Uzbekistan		943.3	150.0	3.0	1,096.3
Mortgage Market Sector Development Program—Additional Financing	SDP	150.0	–	–	150.0
Climate Adaptive Water Resources Management in the Aral Sea	Sector	–	150.0	3.0	153.0
Basin Sector
National Road Development	Project	273.9	–	–	273.9
Zarafshan Wind Power	Project	19.5	–	–	19.5
Building Resilience with Active Countercyclical Expenditures Program	CSF	500.0	–	–	500.0
East Asia		1,730.2	7.0	–	1,737.2
China, People’s Republic of		1,577.2	–	–	1,577.2
Silk Road Ecological Rehabilitation and Protection	Project	209.6	–	–	209.6
Fujian Xianyou Mulan River Basin Integrated Ecological Improvement	Project	191.4	–	–	191.4
and Environmental Management
Guangxi Wuzhou Healthy and Age-Friendly City Development Program	RBL	100.0	–	–	100.0
Shandong West Jining Water Supply and Drainage Integration Program	SDP	103.3	–	–	103.3
Gansu Environmentally Sustainable Rural Vitalization and Development	Project	151.2	–	–	151.2
Guangxi Li River Comprehensive Ecological Management	Project	140.7	–	–	140.7
and Demonstration				–	194.8
Heilongjiang Green Transformation Demonstration Project	Project	194.8	–
and Program
Yellow River Basin Green Farmland and High-Quality	Project	166.3	–	–	166.3
Agriculture Development
Strengthening Public Health Institutions Building	Project	319.8	–	–	319.8
Mongolia		153.0	7.0	–	160.0
Sustainable Tourism Development (Phase 2)	Project	30.0	–	–	30.0
Climate-Resilient and Sustainable Livestock Development	Project	23.0	7.0	–	30.0
Weathering Exogenous Shocks Program	CSF	100.0	–	–	100.0

continued on next page

64	ANNUAL REPORT 2022

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Pacific		701.5	160.0	96.2	957.7
Federated States of Micronesia		–	–	5.0	5.0
Clean Energy—Project Readiness Financing	PRF	–	–	5.0	5.0
Fiji		90.0	60.0	–	150.0
Sustainable and Resilient Recovery Program	PBL	90.0	60.0	–	150.0
Kiribati		–	–	20.0	20.0
South Tarawa Water Supply—Additional Financing	Project	–	–	20.0	20.0
Nauru		–	–	15.0	15.0
Sustainable and Climate-Resilient Connectivity—Additional Financing	Project	–	–	15.0	15.0
Palau		30.0	5.0	–	35.0
Palau Public Utilities Corporation Reform Program (Subprogram 2)	PBL	–	5.0	–	5.0
Recovery through Improved Systems and Expenditure Support Program	PBL	30.0	–	–	30.0
(Subprogram 2)
Papua New Guinea		581.5	90.0	–	671.5
Power Sector Development	Project	188.6	20.0	–	208.6
Civil Aviation Development Investment II	Project	142.9	20.0	–	162.9
Improved Technical and Vocational Education and Training	Project	–	50.0	–	50.0
for Employment
State-Owned Enterprises Reform Program (Subprogram 3)	PBL	250.0	–	–	250.0
Samoa		–	–	7.5	7.5
Strengthening Macroeconomic Resilience Program (Subprogram 1)	PBL	–	–	7.5	7.5
Solomon Islands		–	5.0	8.0	13.0
Supporting Fiscal and Economic Recovery Program (Subprogram 1)	PBL	–	5.0	5.0	10.0
Preparing the Honiara Sustainable Solid Waste Management Project	PRF	–	–	3.0	3.0
Tonga		–	–	7.2	7.2
Pacific Renewable Energy Investment Facility: Nuku’alofa	Project	–	–	7.2	7.2
Network Upgrade
Tuvalu		–	–	30.0	30.0
Strengthening Domestic Shipping	Project	–	–	30.0	30.0
Vanuatu		–	–	3.5	3.5
COVID-19 Response for Affected Poor and Vulnerable Groups	Project	–	–	3.5	3.5
South Asia		2,801.6	1,075.6	105.9	3,983.1
Bangladesh		793.3	746.0	50.4	1,589.7
Greater Dhaka Sustainable Urban Transport—Additional Financing	Project	100.0	–	–	100.0
Dhaka Environmentally Sustainable Water Supply—	Project	85.0	50.0	5.0	140.0
Additional Financing
Third Public–Private Infrastructure Development Facility—Tranche 2	MFF	262.3	16.0	–	278.3
Flood and Riverbank Erosion Risk Management Investment Program—	MFF	–	157.0	–	157.0
Tranche 2
Microenterprise Financing and Credit Enhancement	Project	–	200.0	–	200.0
Emergency Assistance Project—Additional Financing	SAL	–	30.0	41.4	71.4
South Asia Subregional Economic Cooperation Integrated Trade	SDP	–	143.0	–	143.0
Facilitation Sector Development Program
Strengthening Social Resilience Program (Subprogram 2)	PBL	250.0	–	–	250.0
Coastal Towns Climate Resilience	Project	96.0	150.0	4.0	250.0
Bhutan		–	69.6	16.0	85.6
Water Flagship Program Support	Project	–	14.0	6.0	20.0
Renewable Energy for Climate Resilience	Project	–	8.3	10.0	18.3
Responsive COVID-19 Vaccines for Recovery under the Asia Pacific	APVAX	–	10.0	–	10.0
Vaccine Access Facility
Fiscal Sustainability and Green Recovery Program (Subprogram 1)	PBL	–	37.4	–	37.4
India		1,808.3	–	–	1,808.3
Tamil Nadu Urban Flagship Investment Program—Tranche 3	MFF	125.0	–	–	125.0
Rajasthan State Highway Investment Program—Tranche 3	MFF	110.0	–	–	110.0
Tripura Power Distribution Strengthening and Generation	Project	220.0	–	–	220.0
Efficiency Improvement
Chennai Metro Rail Investment—Tranche 1	MFF	350.0	–	–	350.0
Connecting Economic Clusters for Inclusive Growth in Maharashtra	Project	350.0	–	–	350.0
Himachal Pradesh Rural Drinking Water Improvement and Livelihood	Project	96.3	–	–	96.3
Assam South Asia Subregional Economic Cooperation Corridor	Project	300.0	–	–	300.0
Connectivity Improvement
Nagaland Urban Infrastructure Development	PRF	2.0	–	–	2.0
Strengthening Multimodal and Integrated Logistics Ecosystem Program	PBL	250.0	–	–	250.0
(Subprogram 1)
Infrastructure Development of Industrial Estates in Tripura	PRF	2.0	–	–	2.0
Agartala Municipal Infrastructure Development	PRF	3.0	–	–	3.0

continued on next page

APPENDIXES	65

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Maldives		–	–	17.5	17.5
Strengthening Gender Inclusive Initiatives	Project	–	–	7.5	7.5
Responsive COVID-19 Vaccination for Recovery Project under	APVAX	–	–	10.0	10.0
the Asia Pacific Vaccine Access Facility
Nepal		–	260.0	22.0	282.0
Nuts and Fruits in Hilly Areas	Project	–	60.0	10.0	70.0
Supporting the School Education Sector Plan	RBL	–	200.0	–	200.0
Strengthening Systems to Protect and Uplift Women	Project	–	–	12.0	12.0
Sri Lanka		200.0	–	–	200.0
Food Security and Livelihood Recovery Emergency Assistance	SAL	200.0	–	–	200.0
Southeast Asia		4,452.9	450.0	39.6	4,942.4
Cambodia		–	373.0	39.6	412.6
Greater Mekong Subregion Cross-Border Livestock Health	Project	–	50.0	12.0	62.0
and Value Chains Improvement
Sustainable Coastal and Marine Fisheries	Project	–	41.0	22.0	63.0
Greater Mekong Subregion Border Areas Health	Project	–	27.0	5.6	32.6
Energy Transition Sector Development Program (Subprogram 1)	SDP	–	40.0	–	40.0
Cambodia Rapid Immunization Support Project under the Asia Pacific	APVAX	–	95.0	–	95.0
Vaccine Access Facility
Science and Technology Project in Upper Secondary Education	Project	–	70.0	–	70.0
Trade and Competitiveness Program (Subprogram 1)	PBL	–	50.0	–	50.0
Indonesia		1,902.9	–	–	1,902.9
Sustainable and Inclusive Energy Program (Subprogram 3)	PBL	500.0	–	–	500.0
Promoting Innovative Financial Inclusion Program (Subprogram 2)	PBL	500.0	–	–	500.0
Sustainable Development Goals Indonesia One—Green Finance	Project	150.0	–	–	150.0
Facility (Phase 1)
Infrastructure Improvement for Shrimp Aquaculture	Project	102.9	–	–	102.9
Promoting Research and Innovation through Modern and	Project	150.0	–	–	150.0
Efficient Science and Technology Parks
State-Owned Enterprises’ Reform Program (Subprogram 1)	PBL	500.0	–	–	500.0
Philippines		2,500.0	–	–	2,500.0
South Commuter Railway—Tranche 1	MFF	1,750.0	–	–	1,750.0
Support to Capital Market-Generated Infrastructure Financing Program	PBL	400.0	–	–	400.0
(Subprogram 2)
Supporting Innovation in the Philippine Technical and Vocational	Project	100.0	–	–	100.0
Education and Training System
Climate Change Action Program (Subprogram 1)	PBL	250.0	–	–	250.0
Timor-Leste		50.0	77.0	–	127.0
Dili West Water Supply	Project	50.0	77.0	–	127.0
B. NONSOVEREIGN OPERATIONS		3,861.9	–	5.3	3,867.1
Armenia		9.7	–	–	9.7
Trade and Supply Chain Finance Program	TSCFP	9.7	–	–	9.7
Azerbaijan		21.4	–	–	21.4
Alat Solar Power	Loan	21.4	–	–	21.4
Bangladesh		685.1	–	–	685.1
Envoy Sustainable and Energy Efficient Textile Manufacturing	Loan	11.2	–	–	11.2
Trade and Supply Chain Finance Program	TSCFP	638.2	–	–	638.2
Microfinance Program	MFP	35.7	–	–	35.7
Cambodia		35.0	–	5.3	40.3
Cambodia Post Bank Expanding Micro, Small, and Medium-Sized	Loan	10.0	–	–	10.0
Enterprise Lending Project
De Heus Sustainable and Inclusive Feed Supply Chain	Loan/	15.0	–	5.3	20.3
	Guarantee[b]
Microfinance Program	MFP	10.0	–	–	10.0
China, People’s Republic of		303.1	–	–	303.1
Bank of Huzhou Decarbonizing Micro, Small, and Medium-Sized	Loan	47.4	–	–	47.4
Enterprises
Bank of Qingdao Blue Finance	Loan	35.0	–	–	35.0
Ping An Leasing Micro, Small, and Medium-Sized Enterprises	Loan	103.4	–	–	103.4
Energy Efficiency Improvement
Trade and Supply Chain Finance Program	TSCFP	117.3	–	–	117.3

continued on next page

66	ANNUAL REPORT 2022

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Georgia		141.0	–	–	141.0
Affordable Mortgage Finance	Loan	99.7	–	–	99.7
Crystal Gender Bond	Debt	6.8	–	–	6.8
	Security
Georgian Green Bond 2	Debt	6.0	–	–	6.0
	Security
Trade and Supply Chain Finance Program	TSCFP	28.4	–	–	28.4
India		326.9	–	–	326.9
Shriram Transport Finance Supporting Access to Finance	Loan	100.0	–	–	100.0
for Small Commercial Vehicle Operators
GreenCell Electric Bus Financing	Loan	19.4	–	–	19.4
ABIS Climate-Resilient Aquaculture Value Chain	Debt	16.0	–	–	16.0
	Security
Smartchem Climate-Smart High-Efficiency Crop Nutrition	Loan	30.0	–	–	30.0
Delhi Power Distribution	Debt	18.1	–	–	18.1
	Security
Wabag Clean Water Supply	Debt	24.5	–	–	24.5
	Security
Trade and Supply Chain Finance Program	TSCFP	5.7	–	–	5.7
Microfinance Program	MFP	113.3	–	–	113.3
Indonesia		31.8	–	–	31.8
JMI Medical Equipment and Supplies	Equity	12.3	–	–	12.3
Trade and Supply Chain Finance Program	TSCFP	10.1	–	–	10.1
Microfinance Program	MFP	9.4	–	–	9.4
Kazakhstan		15.0	–	–	15.0
KMF Expanding Access to Credit for Micro, Small, and Medium-Sized	Loan	15.0	–	–	15.0
Enterprise Borrowers
Malaysia		26.6	–	–	26.6
Trade and Supply Chain Finance Program	TSCFP	26.6	–	–	26.6
Maldives		9.1	–	–	9.1
Dhiraagu Telecommunication Connectivity Enhancement	Loan	9.1	–	–	9.1
Mongolia		25.2	–	–	25.2
Tavan Bogd COVID-19 Food Security and Inclusive Job Creation	Loan	18.0	–	–	18.0
Trade and Supply Chain Finance Program	TSCFP	7.2	–	–	7.2
Nepal		18.2	–	–	18.2
Trade and Supply Chain Finance Program	TSCFP	18.2	–	–	18.2
Pakistan		732.0	–	–	732.0
Trade and Supply Chain Finance Program	TSCFP	730.0	–	–	730.0
Microfinance Program	MFP	2.0	–	–	2.0
Philippines		49.0	–	–	49.0
CARD Promoting Access to Finance for Low-Income Microborrowers	Loan	4.0	–	–	4.0
Tiger Digital Infrastructure for Rural Connectivity	Loan	25.0	–	–	25.0
Wyntron Electric Vehicle Charger Production Expansion	Loan	20.0	–	–	20.0
Samoa		0.1	–	–	0.1
Trade and Supply Chain Finance Program	TSCFP	0.1	–	–	0.1
Sri Lanka		47.1	–	–	47.1
Trade and Supply Chain Finance Program	TSCFP	47.1	–	–	47.1
Tajikistan		0.9	–	–	0.9
Trade and Supply Chain Finance Program	TSCFP	0.9	–	–	0.9
Thailand		103.6	–	–	103.6
E Smart Bangkok Mass Rapid Transit Electric Ferries	Loan	4.7	–	–	4.7
Trade and Supply Chain Finance Program	TSCFP	98.9	–	–	98.9
Uzbekistan		260.6	–	–	260.6
Zarafshan Wind Power	Loan	42.0	–	–	42.0
NephroPlus Dialysis Public–Private Partnership	Loan	5.0	–	–	5.0
Trade and Supply Chain Finance Program	TSCFP	213.5	–	–	213.5
Viet Nam		785.4	–	–	785.4
AC Energy Wind Power	Loan	25.0	–	–	25.0
Vietnam Prosperity Bank Expanding Access to Finance for	Loan	100.0	–	–	100.0
Women-Owned Small and Medium-Sized Enterprises
Hayat Women and Children Personal Hygiene Products	Loan	19.7	–	–	19.7
VinFast Electric Mobility Green Loan	Loan	20.0	–	–	20.0
Binh Duong Waste Management and Energy Efficiency	Loan	7.0	–	–	7.0
Trade and Supply Chain Finance Program	TSCFP	613.7	–	–	613.7

continued on next page

APPENDIXES	67

Appendix 2 continued

			Concessional
Region/Country/Loan or Grant Title	Modality	Regular OCR	OCR	ADF Grant	Total
Regional		235.0	–	–	235.0
Louis Dreyfus COVID-19 Climate-Resilient Smallholder Farmer	Loan	100.0	–	–	100.0
Recovery
Investment in New Forests Tropical Asia Forest Fund 2 LP	Equity	5.0	–	–	5.0
Investment in OrbiMed Asia Partners V LP	Equity	60.0	–	–	60.0
Investment in KV Asia Capital Fund II LP	Equity	15.0	–	–	15.0
Investment in Growtheum Capital Partners SEA Fund I LP	Equity	30.0	–	–	30.0
Quadria Capital Fund III LP	Equity	25.0	–	–	25.0
TOTAL		16,134.5	3,136.2	937.6	20,208.3

– = nil, ADF = Asian Development Fund, APVAX = Asia Pacific Vaccine Access Facility, COVID-19 = coronavirus disease, CSF = countercyclical support facility, EAL = emergency assistance loan, MFF = multitranche financing facility, MFP = Microfinance Program, OCR = ordinary capital resources, PBL = policy-based lending, PRF = project readiness facility, RBL = results-based lending, SAL = special assistance loan, SDP = sector development program, SEFF = small expenditure financing facility, TSCFP = Trade and Supply Chain Finance Program.

Notes:

1.	“Commitment” is the financing approved by the Asian Development Bank (ADB) Board of Directors or Management for which the legal agreement has been signed by the borrower, recipient, or the investee company and ADB. Figures are based on the United States dollar equivalent at the time of signing.

2.	Numbers may not sum precisely because of rounding.

[a]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but in 2022 supported the economic and social development of the Afghan people through a special arrangement with the United Nations to address basic human needs.

[b]	Guarantee committed under the ADF private sector window managed by ADB.

68	ANNUAL REPORT 2022

Appendix 3: Approvals, 2018–2022 ($ million)

Item	2018[a]	2019[a]	2020[a]	2021[a]	2022
Loans, Grants, and Others
By Source
Regular Ordinary Capital Resources	14,105	15,661	23,485	16,407	13,569
Loans	13,342[b]	15,371[c]	22,219[d]	16,152[e]	13,334[f]
Equity Investments	235	290	200	246	215
Guarantees	78	–	5	10	20
Trade and Supply Chain Finance Program[g]	450	–	800	–	–
Microfinance Program	–	–	260	–	–
Concessional Resources	5,205	3,522	5,492	3,054	3,965
Loans	4,165	2,679	4,440	2,769	3,001
Guarantees	–	–	–	–	5[h]
Grants	1,040	843	1,052	284	958[i]
Special Funds[j]	6	–	64	1	7
Grants	6	–	64	1	7
Subtotal (A)	19,316	19,183	29,041	19,462	17,542
By Operations
Sovereign	15,642	17,642	26,331	18,253	16,025
Loans	14,596	16,800	25,215	17,958	15,051
Guarantees	–	–	–	10	20
Grants	1,046	843	1,116	285	955
Nonsovereign	3,674	1,541	2,710	1,209	1,516
Loans	2,911[b]	1,251[c]	1,444[d]	963[e]	1,285[f]
Equity Investments	235	290	200	246	215
Guarantees	78	–	5	–	5[h]
Grants	–	–	–	–	11[i]
Trade and Supply Chain Finance Program[g]	450	–	800	–	–
Microfinance Program	–	–	260	–	–
Subtotal (A)	19,316	19,183	29,041	19,462	17,542
Technical Assistance
Sovereign	200	220	282	211	244
Nonsovereign	14	17	12	21	14
Subtotal (B)	214	237	294	232	258
TOTAL ADB OPERATIONS (A + B)	19,531	19,420	29,335	19,694	17,799

Cofinancing including Trust Funds
Sovereign	6,168	5,799	10,962	4,470	6,284
Trust Funds Administered by ADB	151	168	281	117	84
Bilateral	1,941	3,688	4,723[k]	1,690[l]	3,342
Multilateral	3,357	1,777	5,957[k]	2,639	2,857
Others[m]	720	165[n]	0	25	0
Nonsovereign[o]	3,351	3,579	1,809	2,017[p]	2,564
Trade and Supply Chain Finance Program[g]	3,992	3,693	3,272	5,790	5,340
and Microfinance Program
Transaction Advisory Service	405	113	76	423	60
TOTAL COFINANCING	13,916	13,183	16,119	12,700	14,248

– = nil, 0 = less than $500,000, ADB = Asian Development Bank.

Note: Numbers may not sum precisely because of rounding.

[a]	Excludes terminated loans, grants, equities, guarantees, and technical assistance.

[b]	Includes $20 million classified as debt securities in financial statements in accordance with accounting standards.

[c]	Includes $357 million classified as debt securities in financial statements in accordance with accounting standards.

[d]	Includes $210 million classified as debt securities in financial statements in accordance with accounting standards.

[e]	Includes $142 million classified as debt securities in financial statements in accordance with accounting standards.

[f]	Includes $71 million classified as debt securities in financial statements in accordance with accounting standards.

[g]	In August 2020, ADB’s Trade Finance Program and Supply Chain Finance Program merged their operations.

[h]	A nonsovereign guarantee under the Asian Development Fund private sector window managed by ADB (ADF-PSW).

[i]	Includes/comprises $11 million for two nonsovereign grant projects approved under ADF-PSW.

[j]	Special funds other than the Asian Development Fund such as the Asia Pacific Disaster Response Fund and Climate Change Fund.

[k]	The 2020 adjusted figures are due to the reclassification of $12 million sovereign cofinancing for one project.

[l]	The 2021 adjusted figure is due to the cancellation of $354 million sovereign cofinancing under one project.

[m]	“Others” includes concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations) other than from official development assistance sources.

[n]	The 2019 adjusted figure is due to additional $16 million sovereign cofinancing for one project.

[o]	Nonsovereign cofinancing includes commercial cofinancing such as B loans, risk transfers, and parallel loans, among others.

[p]	The 2021 adjusted figure is due to additional $2 million nonsovereign grant cofinancing for one project and $112 million commercial cofinancing for four projects.

Approvals by Region, 2018–2022 ($ million)
Region	2018	2019	2020	2021	2022
Central and West Asia	5,582	7,630	8,416	6,809	7,843
East Asia	3,849	3,121	3,515	1,736	2,373
Pacific	466	881	1,401	1,344	1,368
South Asia	10,838	9,281	12,796	12,270	7,890
Southeast Asia	11,417	10,811	17,644	8,806	11,992
Regional	1,295	878	1,682	1,429	581
TOTAL	33,446	32,603	45,454	32,394	32,047

Note: Numbers may not sum precisely because of rounding.

APPENDIXES	69

Appendix 4: ADB Regional and Nonregional Members

KAZAKHSTAN*
KYRGYZ REPUBLIC*
MONGOLIA*
UZBEKISTAN*
INDIA*
PEOPLE'S REPUBLIC OF CHINA*
NEPAL*
GEORGIA*
JAPAN*
BHUTAN*
MYANMAR*
THAILAND*
ARMENIA*
AZERBAIJAN*
LAO PEOPLE'S DEMOCRATIC REPUBLIC*
TURKMENISTAN*
REPUBLIC OF KOREA
VIET NAM*
TAIPEI,CHINA
AFGHANISTAN*
HONG KONG, CHINA
PAKISTAN*
PHILIPPINES*
BANGLADESH*
TAJIKISTAN*
PALAU*
PAPUA NEW GUINEA*
CAMBODIA*
BRUNEI DARUSSALAM
MALDIVES
MALAYSIA
FEDERATED STATES OF MICRONESIA*
SRI LANKA*
MARSHALL ISLANDS*
INDONESIA*
NAURU*
KIRIBATI*
SINGAPORE*
TUVALU*
TIMOR-LESTE*
SOLOMON ISLANDS*
FIJI*
SAMOA*
NIUE
COOK ISLANDS*
TONGA*
VANUATU*
NEW ZEALAND
AUSTRALIA*

Nonregional Members (19 countries)

Austria, Belgium, Canada, Denmark, Finland, France, Germany,* Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Türkiye, United Kingdom, United States*

∘ Advanced economies and/or graduated developing members.

* Field Office.

As of December 2022.

70	ANNUAL REPORT 2022

Appendix 5: ADB Members, Capital Stock, and Voting Power

(as of 31 December 2022)

		Subscribed	Voting
	Year of	Capital[a]	Power[b]
	Membership	(% of total)	(% of total)
REGIONAL
Afghanistan	1966	0.034	0.321
Armenia	2005	0.298	0.532
Australia	1966	5.773	4.913
Azerbaijan	1999	0.444	0.649
Bangladesh	1973	1.019	1.109
Bhutan	1982	0.006	0.299
Brunei Darussalam	2006	0.351	0.575
Cambodia	1966	0.049	0.334
China, People’s Republic of	1986	6.429	5.437
Cook Islands	1976	0.003	0.296
Fiji	1970	0.068	0.348
Georgia	2007	0.341	0.567
Hong Kong, China	1969	0.543	0.729
India	1966	6.317	5.347
Indonesia	1966	5.434	4.641
Japan	1966	15.571	12.751
Kazakhstan	1994	0.805	0.938
Kiribati	1974	0.004	0.297
Korea, Republic of	1966	5.026	4.315
Kyrgyz Republic	1994	0.298	0.533
Lao People’s Democratic	1966	0.014	0.305
Republic
Malaysia	1966	2.717	2.468
Maldives	1978	0.004	0.297
Marshall Islands	1990	0.003	0.296
Micronesia, Federated	1990	0.004	0.297
States of
Mongolia	1991	0.015	0.306
Myanmar	1973	0.543	0.729
Nauru	1991	0.004	0.297
Nepal	1966	0.147	0.411
New Zealand	1966	1.532	1.520
Niue	2019	0.001	0.295
Pakistan	1966	2.174	2.033
Palau	2003	0.003	0.297
Papua New Guinea	1971	0.094	0.369
Philippines	1966	2.377	2.196
Samoa	1966	0.003	0.297
Singapore	1966	0.340	0.566
Solomon Islands	1973	0.007	0.299
Sri Lanka	1966	0.579	0.757
Taipei,China	1966	1.087	1.164
Tajikistan	1998	0.286	0.523
Thailand	1966	1.358	1.381
Timor-Leste	2002	0.010	0.302
Tonga	1972	0.004	0.297
Turkmenistan	2000	0.253	0.496
Tuvalu	1993	0.001	0.295
Uzbekistan	1995	0.672	0.832
Vanuatu	1981	0.007	0.299
Viet Nam	1966	0.341	0.567
Subtotal		63.390	65.124
		Subscribed	Voting
	Year of	Capital[a]	Power[b]
	Membership	(% of total)	(% of total)
NONREGIONAL
Austria	1966	0.340	0.566
Belgium	1966	0.340	0.566
Canada	1966	5.219	4.469
Denmark	1966	0.340	0.566
Finland	1966	0.340	0.566
France	1970	2.322	2.152
Germany	1966	4.316	3.747
Ireland	2006	0.340	0.566
Italy	1966	1.803	1.737
Luxembourg	2003	0.340	0.566
Netherlands	1966	1.023	1.113
Norway	1966	0.340	0.566
Portugal	2002	0.340	0.566
Spain	1986	0.340	0.566
Sweden	1966	0.340	0.566
Switzerland	1967	0.582	0.760
Türkiye	1991	0.340	0.566
United Kingdom	1966	2.038	1.924
United States	1966	15.571	12.751
Subtotal		36.610	34.876
TOTAL		100.000	100.000

Notes:

1.	Numbers may not sum precisely because of rounding.

2.	For other details, see table on Statement of Subscriptions to Capital Stock and Voting Power (OCR-8) in the Financial Statements of Annual Report 2022.

[a]	Subscribed capital refers to a member’s subscription to shares of the capital stock of the Asian Development Bank (ADB).

[b]	The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

APPENDIXES	71

Appendix 6: Contributions to the Asian Development Fund ($ million)

	Cumulative	of which,
	Effective Amounts	ADF 13
Contributor	Committed[a]	(2021–2024)
Australia	2,894	225
Austria	310	16
Azerbaijan	2	2
Belgium	244	–
Brunei Darussalam	21	0
Canada	2,108	73
China, People’s Republic of	277	93
Denmark	265	–
Finland	208	7
France	1,451	41
Germany	2,002	69
Hong Kong, China	136	12
India	105	40
Indonesia	36	9
Ireland	118	12
Italy	1,228	35
Japan	13,661	773
Kazakhstan	8	– [b]
Korea, Republic of	707	64
Luxembourg	65	4
Malaysia	36	3
Nauru	0	–
Netherlands	788	13
New Zealand	200	13
Norway	327	17
Philippines	2	2
Portugal	92	0
Singapore	28	3
Spain	493	11
Sweden	508	17
Switzerland	425	20
Taipei,China	123	9
Thailand	21	2
Türkiye	125	2
United Kingdom	1,811	119
United States	4,677	– [c]
TOTAL	35,502	1,709

– = nil, 0 = less than $500,000, ADF = Asian Development Fund.
Note: Numbers may not sum precisely because of rounding.

[a]	Valued at the Asian Development Bank Board of Governors’ Resolutions exchange rates. Based on submitted and acknowledged instruments of contribution of ADF I to ADF 13 as of 31 December 2022. Includes the proportionate share of ADF donors in the transferred assets as of 1 January 2017 of $29,309 million and excludes cumulative contributions allocated to the Technical Assistance Special Fund of $2,090 million.

[b]	Kazakhstan has indicated its desire or intention to contribute to the replenishment, subject to obtaining the authorization of its legislature, with the amount to be confirmed.

[c]	The United States has received authorization for its contribution to the ADF 13 on 29 December 2022. Arrangements are being made to submit the instrument of contribution and make an installment payment.

72	ANNUAL REPORT 2022

Appendix 7A: Project-Specific Sovereign Cofinancing Commitments, 2022a ($ million)

Financing Partner	Loan	Grant	Technical Assistance
Bilateral
Australia	60	97	11
Austria	–	–	1
Canada	–	–	3
Finland	–	8	–
France	465	–	–
Germany	292	–	–
Japan	699	–	–
Korea, Republic of	160	–	1
Netherlands	–	18	–
New Zealand	–	9	–
Norway	–	7	1
United States	–	–	0
Subtotal – Bilaterals	1,676	138	16
Multilateral
ASEAN Infrastructure Fund	35	–	–
Asian Infrastructure Investment Bank	1,450	–	–
Climate Investment Funds[b]	6	5	3
European Union	–	–	13
Global Agriculture and Food Security Program	–	13	–
Global Environment Facility[c]	–	14	12
Green Climate Fund	112	–	11
New Development Bank	347	–	–
United Nations Children’s Fund	–	1	–
World Bank	279	41	–
Subtotal – Multilaterals	2,228	73	39
Others[d]
Concessionaires	69	–	–
Korea Energy Agency	–	–	0
Subtotal – Others	69	–	0
TOTAL	3,973	211	55

– = nil, 0 = less than $1 million, ASEAN = Association of Southeast Asian Nations.
Note: Numbers may not sum precisely because of rounding.

[a]	Excludes cofinancing commitments from Asian Development Bank-administered trust funds.

[b]	Climate Investment Funds are the Clean Technology Fund and the Strategic Climate Fund.

[c]	Global Environment Facility includes the Least Developed Countries Fund for Climate Change and the Special Climate Change Fund.

[d]	“Others” include concessional cofinancing for sovereign operations from public and private entities (including state-owned commercial banks, foundations, corporate social responsibility programs, and civil society organizations) other than from official development assistance sources.

APPENDIXES	73

Appendix 7B: Active Trust Funds and Special Funds ($ million)

				Cumulative
		Year of	Contributions	Contribution as of	Committed
Fund Name	Partner(s)	Establishment	for 2022[a]	31 December 2022[b]	for 2022
Single-Partner Trust Funds[c]
Japan Scholarship Program[d,e]	Japan	1988	8.0	204.6	NA
Japan Fund for Prosperous and Resilient Asia	Japan	2000	54.2	1,020.5	42.0
and the Pacific[d]
Spanish Cooperation Fund for Technical Assistance[d]	Spain	2000	4.9	19.3	–
Japan Fund for Information and Communication	Japan	2001	–	10.7	–
Technology
Cooperation Fund for Project Preparation in the	France	2004	1.0	10.8	0.7
Greater Mekong Subregion and in Other Specific
Asian Countries[d]
People’s Republic of China Poverty Reduction	People’s Republic	2005	–	90.0	2.8
and Regional Cooperation Fund[d]	of China
Republic of Korea e-Asia and Knowledge	Republic of Korea	2006	14.5	163.3	10.8
Partnership Fund[d]
Netherlands Trust Fund under the Water Financing	Netherlands	2006	–	44.2	0.4
Partnership Facility
Asian Clean Energy Fund under the Clean Energy	Japan	2008	–	55.7	–
Financing Partnership Facility[d]
Investment Climate Facilitation Fund under the	Japan	2008	–	31.5	–
Regional Cooperation and Integration Financing
Partnership Facility[d]
Canadian Climate Fund for the Private Sector	Canada	2013	–	77.3	0.5
in Asia under the Clean Energy Financing
Partnership Facility[d]
Sanitation Financing Partnership Trust Fund under	Bill & Melinda Gates	2013	–	19.0	0.3
the Water Financing Partnership Facility[d]	Foundation
Japan Fund for the Joint Crediting Mechanism[d]	Japan	2014	7.6	97.1	2.5
Leading Asia’s Private Infrastructure Fund[d]	Japan	2016	70.1[f]	1,500.0	–[g]
Canadian Climate Fund for the Private Sector	Canada	2017	–	149.5[h]	–
in Asia IId
United Kingdom Fund for Asia Regional Trade	United Kingdom	2018	–	27.3	–
and Connectivity under the Regional Cooperation
and Integration Financing Partnership Facility
ASEAN Australia Smart Cities Trust Fund under	Australia	2019	–	14.0	1.8
the Urban Financing Partnership Facility[d]
Ireland Trust Fund for Building Climate Change	Ireland	2019	2.2	15.6	3.7
and Disaster Resilience in Small Island
Developing States[d]
Australian Climate Finance Partnership[d]	Australia	2020	–	94.2	30.8
Artificial Intelligence and Digitalization Innovation	United Kingdom	2021	–	12.1	–
Fund under the Clean Energy Financing
Partnership Facility[d]
Project Preparation and Implementation Support	The OPEC Fund for	2022	3.0	3.0	–
Trust Fund[d]	International Development
Multi-Partner Trust Funds[c]
Gender and Development Cooperation Fund	Australia, Canada,	2003	–	11.7	–
	Denmark, Ireland, Norway
Financial Sector Development Partnership Fund	Luxembourg	2006	–	6.4	–
Multi-Donor Trust Fund under the Water Financing	Australia, Austria, Norway,	2006	–	52.4	0.2
Partnership Facility[d]	Spain, Switzerland
Clean Energy Fund under the Clean Energy	Australia, Norway, Spain,	2007	–	131.8	9.2
Financing Partnership Facility[d]	Sweden, United Kingdom
Future Carbon Fund[i]	Belgium, ENECO Energy	2008	–	64.6	NA
	Trade, Finland, Republic of
	Korea, POSCO, Sweden
Carbon Capture and Storage Fund under the	Australia, United Kingdom	2009	–	55.8	–
Clean Energy Financing Partnership Facility[d]
Urban Environmental Infrastructure Fund under	Sweden	2009	–	21.5	–
the Urban Financing Partnership Facility
Afghanistan Infrastructure Trust Fund[j]	ANA Trust Fund,	2010	–	739.7	–
	Canada, Germany,
	Japan, United Kingdom,
	United States

continued on next page

74	ANNUAL REPORT 2022

Appendix 7B continued

				Cumulative
		Year of	Contributions	Contribution as of	Committed
Fund Name	Partner(s)	Establishment	for 2022[a]	31 December 2022[b]	for 2022
Credit Guarantee Investment Facility[e]	ADB, Brunei Darussalam,	2010	–	1,158.0	NA
	Cambodia, Indonesia,
	Japan, Republic of Korea,
	Lao People’s Democratic
	Republic, Malaysia,
	Myanmar, People’s Republic
	of China, Philippines,
	Singapore, Thailand,
	Viet Nam
Urban Climate Change Resilience Trust Fund	The Rockefeller	2013	–	141.5	1.0
under the Urban Financing Partnership Facility	Foundation, Switzerland,
	United Kingdom,
	United States
Regional Malaria and Other Communicable Disease	Australia, Canada,	2013	–	35.8	–
Threats Trust Fund under the Health Financing	United Kingdom
Partnership Facility[d]
Asia Pacific Project Preparation Facility[d]	Australia, Canada, Japan	2014	–	63.3	–
Project Readiness Improvement Trust Fund	Nordic Development Fund	2016	–	7.8	–
Domestic Resource Mobilization Trust Fund[d]	Japan, International	2017	1.0	10.2	–
	Cooperation and
	Development Fund
High-Level Technology Fund[d]	Japan	2017	9.5	92.2	10.6
Asia-Pacific Climate Finance Fund[d]	Germany	2017	–	33.3	3.5
Cities Development Initiative for Asia Trust Fund	Austria, Germany, Spain,	2017	5.2	14.4	2.0
under the Urban Financing Partnership Facility[d]	Switzerland
ADB Ventures Investment Fund 1[d]	Climate Investment Funds,	2020	–	59.7	5.5
	Finland, Korea Venture
	Investment Corporation,
	Nordic Development Fund,
	Republic of Korea
Community Resilience Partnership Program Trust	France, Nordic	2021	1.5	8.3	–
Fund under the Community Resilience Financing	Development Fund
Partnership Facility[d]
Climate Innovation and Development Fund[d]	Bloomberg Family	2022	25.0	25.0	13.2
	Foundation Inc., Goldman
	Sachs Charitable Gift Fund
Energy Transition Mechanism Partnership	Germany, Japan	2022	56.5	56.5	1.0
Trust Fund under the Clean Energy Financing
Partnership Facility[d]
Special Funds[k]
Japan Special Fund	Japan	1988	–	1,124.7	4.0
ADB Institute[e]	ADB, Australia, Indonesia,	1996	11.8	337.6	NA
	Japan, Republic of Korea,
	People’s Republic of China
Regional Cooperation and Infrastructure Fund	ADB, Japan	2007	–	99.6	9.6
Asia Pacific Disaster Response Fund[l]	ADB, Japan	2009	–	180.0	6.5
Financial Sector Development Partnership	ADB, Luxembourg	2013	2.6	27.4	1.8
Special Fund

– = nil, ADB = Asian Development Bank, ASEAN = Association of Southeast Asian Nations, NA = not applicable.

[a]	Contributions for 2022 include only additional and new commitments to active funds made during the year and revalued at reporting date, as applicable, excluding contributions committed for trust funds that are yet to be established.

[b]	Cumulative Contribution to active funds as of 31 December 2022 is net of cancellation of the commitments, if any, and revalued at reporting date, as applicable. Excludes contributions committed in prior years for funds that are yet to be established.

[c]	Excludes the following trust funds with no active projects and awaiting instruction from partner on the disposition of unutilized balances: Cooperation Fund for Regional Trade and Financial Security Initiative and Japan Fund for Public Policy Training.

[d]	Trust funds with balances for new project/initiatives.

[e]	ADB is the trustee for the fund; the fund does not finance ADB’s loans, grants, or technical assistance activities.

[f]	The 2022 contribution from Japan is part of the partner’s total commitment to Leading Asia’s Private Infrastructure Fund (LEAP) amounting to $1.5 billion.

[g]	ADB is limited in its ability to disclose the fund balances of LEAP.

[h]	Represents Can$200 million actual amount remitted from partner.

[i]	ADB is the trustee and purchased certified emission reductions on behalf of its Fund participants. The Fund’s mandate to contract any new transactions ended in 2015, and will complete its operations in 2023.

[j]	ADB placed its regular assistance to Afghanistan on hold effective 15 August 2021, but in 2022 supported the economic and social development of the Afghan people through a special arrangement with the United Nations to address basic human needs.

[k]	Special funds (except the Japan Special Fund) get contributions from ADB through transfers from ordinary capital resources. The list of special funds excludes the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), and Climate Change Fund. Contributions to the ADF are presented in Appendix 6. Contributions to the TASF are made through direct and voluntary contributions from members and through allocations from the ADF replenishments. Finally, no external partners contribute to the Climate Change Fund.

[l]	Includes $75 million contribution for the Asia Pacific Disaster Response Fund (APDRF)–Government of Japan for COVID-19. The APDRF–Japan COVID-19 contribution was only made available for a 2-year period beginning May 2020.

APPENDIXES	75

Appendix 8A: Organizational Structure
(as of 31 December 2022)

BOARD OF GOVERNORS
BOARD OF DIRECTORS
INDEPENDENT EVALUATION DEPARTMENT[a]
E. Jimenez, Director General
OFFICE OF THE COMPLIANCE REVIEW PANEL[b]
E. Gozun, Chair
ASIAN DEVELOPMENT BANK INSTITUTE[c]
T. Sonobe, Dean
PRESIDENT
M. Asakawa
OFFICE OF ANTICORRUPTION AND INTEGRITY
J. Versantvoort, Head
OFFICE OF THE AUDITOR GENERAL
Y. Kaicho, Auditor General
OFFICE OF THE SPECIAL PROJECT FACILITATOR
V. Ramasubramanian, Officer-in-Charge
STRATEGY, POLICY, AND PARTNERSHIPS DEPARTMENT
T. Kimura, Director General
OFFICE OF THE OMBUDSPERSON
W. Blair, Ombudsperson
OFFICE OF PROFESSIONAL ETHICS AND CONDUCT
C. Adamou, Director
VICE-PRESIDENT (Operations 1)
S. Chen
CENTRAL AND WEST ASIA DEPARTMENT
E. Zhukov, Director General
SOUTH ASIA DEPARTMENT
K. Yokoyama, Director General
VICE-PRESIDENT (Operations 2)
A. M. Saeed
EAST ASIA DEPARTMENT
M. T. Kho, Director General
PACIFIC DEPARTMENT
L. Gutierrez, Director General
SOUTHEAST ASIA DEPARTMENT
R. Subramaniam, Director General
VICE-PRESIDENT (Knowledge Management and Sustainable Development)
W. Um, Officer-in-Charge
ECONOMIC RESEARCH AND REGIONAL COOPERATION DEPARTMENT
A. F. Park, Chief Economist and Director General
SUSTAINABLE DEVELOPMENT AND CLIMATE CHANGE DEPARTMENT
B. Carrasco, Director General concurrently Chief Compliance Officer
VICE-PRESIDENT (Finance and Risk Management)
R. Casali
CONTROLLER'S DEPARTMENT
C. Kim, Controller
OFFICE OF RISK MANAGEMENT
S. O'Leary, Head
TREASURY DEPARTMENT
P. Van Peteghem, Treasurer
VICE-PRESIDENT (Administration and Corporate Management)
B. Gosper
BUDGET, PEOPLE, AND MANAGEMENT SYSTEMS DEPARTMENT
Y. Watanabe, Director General
CORPORATE SERVICES DEPARTMENT
L. Menon, Director General
INFORMATION TECHNOLOGY DEPARTMENT
S. Hung, Director General
OFFICE OF THE GENERAL COUNSEL
T. Clark, General Counsel
OFFICE OF THE SECRETARY
M. E. Khan, The Secretary
PROCUREMENT, PORTFOLIO, AND FINANCIAL MANAGEMENT DEPARTMENT
R. Z. Tang, Director General
VICE-PRESIDENT (Private Sector Operations and Public–Private Partnerships)
A. Lavasa
OFFICE OF PUBLIC–PRIVATE PARTNERSHIPS
F. C. Kawawaki, Head
PRIVATE SECTOR OPERATIONS DEPARTMENT
S. Gaboury, Director General
MANAGING DIRECTOR GENERAL[d]
W. Um
DEPARTMENT OF COMMUNICATIONS
B. Woods, Principal Director
TRANSFORMATION OFFICE[e]
B. Alimov, Head

[a] The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.
[b] The Compliance Review Panel reports to the Board of Directors.
[c] The Asian Development Bank Institute is a subsidiary body of the Asian Development Bank.
[d] The Managing Director General provides support to the President in their oversight of the Office of Professional Ethics and Conduct and the Office of the Ombudsperson.
[e] Signed in December 2022, effective on 1 January 2023.

76	ANNUAL REPORT 2022
APPENDIXES	77

78	ANNUAL REPORT 2022

Appendix 9: Corporate Reports

A.	Key Corporate Overview Reports

•	ADB Sustainability Reports

•	Annual Evaluation Reviews

•	Development Effectiveness Reports: Private Sector Operations

•	Development Effectiveness Review

B.	Treasury, Finance, and Risk Management

•	ADB Information Statement

C.	Operations

1.	Overview of ADB Operations

•	ADB Projects and Tenders: Project Data Sheets for Loans, Grants, and Technical Assistance

•	Statement of the ADB Operations Series

2.	Portfolio Reports

•	Annual Reports on Portfolio Performance

•	Quarterly Portfolio Updates

3.	Country Operations

•	ADB Member Fact Sheets

•	Annual Report on the Country Performance Assessment Exercise

4.	Partnership Reports

•	ADB–Japan Scholarship Program Annual Reports

•	Annual Partnership Reports

•	Clean Energy Financing Partnership Facility Annual Reports

•	Financial Sector Development Partnership Special Fund and Financial Sector Development Partnership Fund Annual Report

•	Gender and Development Cooperation Fund Progress Reports

•	Japan Fund for Prosperous and Resilient Asia and the Pacific Progress Reports

•	People’s Republic of China Regional Cooperation and Poverty Reduction Fund Annual Reports

•	Republic of Korea e-Asia and Knowledge Partnership Fund Annual Reports

•	Urban Financing Partnership Facility Annual Reports

•	Water Financing Partnership Facility Annual Reports

D.	Planning and Budget

•	Budget of the Asian Development Bank

•	Work Program and Budget Framework Series

E.	Accountability

•	ADB Accountability Mechanism Annual Reports

F.	Audit

•	Annual Report of the Audit and Risk Committee of the Board 2021–2022
G.	Independent Evaluation

•	2022 Annual Evaluation Review: Fragile and Conflict-Affected Situations and Small Island Developing States

•	Additionality of the Asian Development Bank’s Nonsovereign Operations

•	Evaluation, Influence, Action: How Independent Evaluation Improves the Asian Development Bank’s Development Effectiveness

•	Independent Evaluation Department Work Program, 2023–2025

•	Integrated Water Management: Sector-wide Evaluation of ADB’s Water Policy and Program, 2011–2021

•	One ADB: An Evaluation of ADB’s Approach to Delivering Strategy 2030

•	Sector-wide Evaluation: ADB’s Finance Sector Operations, 2011–2021

•	Validation of Kazakhstan Country Partnership Strategy Final Review, 2017–2021

•	Validation of Sri Lanka Country Partnership Strategy Final Review, 2016–2021

•	Validation of the Kyrgyz Republic Country Partnership Strategy Final Review, 2018–2022

H.	Key Economic and Financial Research

•	Economics Working Papers

•	Asia Bond Monitor Series

•	Asian Development Review Series

•	Asian Development Outlook Series

•	Asian Economic Integration Reports

•	Basic Statistics Series

•	Key Indicators for Asia and the Pacific Series

I.	ADB Institute

•	ADBI Policy Briefs

•	ADBI Three-Year Rolling Work Program and Budget

•	ADBI Working Papers

J.	Other Reports

•	Annual Procurement Report

•	Completion Report Program

•	Climate-Related Financial Disclosures 2021: Progress Report on Implementing the Recommendations of the Task Force on Climate-Related Financial Disclosures

•	Highlights of ADB’s Cooperation with Civil Society Organizations

•	Office of Anticorruption and Integrity Annual Reports

•	Office of Professional Ethics and Conduct Annual Report

APPENDIXES	79

Appendix 10: Operational Data and Organizational Information

(as of 31 December 2022)

The tables and other information listed below are available for download in PDF and XLS format from https://www.adb.org/documents/adb-annual-report-2022

Operational Data
Total Operations by Sector and by Region, 2022
Sovereign Commitments, 2022
Nonsovereign Commitments, 2022
Commitments by Modality, 2021–2022
Sovereign and Nonsovereign Commitments, 2021–2022
Sectoral Distribution (Sovereign and Nonsovereign Commitments Including Cofinancing), 2021–2022
Nonsovereign Commitments by Year, 2009–2022
Nonsovereign Commitments by Country, 2009–2022
Top Recipients by Commitment Including Cofinancing, 2022
Top Recipients by Commitment Excluding Cofinancing, 2022
Nonsovereign Commitments by Top Countries, 2021–2022
Projects Involving Commercial Cofinancing, 2022
Technical Assistance Commitments, 2022
Technical Assistance Grant Commitments
Amount of Loans and Grants Made Effective, Contracts Awarded, and Disbursements
Number of Projects Under Administration, At Risk, Completed, and PCRs/XARRs/PPERs Circulated
Net Transfer of Resources (Ordinary Capital Resources, Concessional OCR, and Grants from Asian Development Fund and Other Special Funds), 2021–2022
Evaluation Results for Sovereign Operations by Member Country, Cumulative by Evaluation Year, 2013–2022
Evaluation Results for Sovereign Operations by Sector, Cumulative by Evaluation Year, 2013–2022
Evaluation Results for Nonsovereign Operations by Member Country, Cumulative by Evaluation Year, 2013–2022
Evaluation Results for Nonsovereign Operations by Sector, Cumulative by Evaluation Year, 2013–2022
Cofinancing Arrangements, 2021–2022 (Volume)
Cofinancing Arrangements, 2021–2022 (Number of Projects)
Projects Involving Sovereign Cofinancing, 2022
Projects Involving Sovereign Grant Cofinancing, 2022
Overall Procurement of Goods, Works, and Consulting Services, 2022, Project/Program Loans, Grants, and Technical Assistance Operations Combined, by Origin of Goods and Services
Overall Procurement of Goods, Works, and Consulting Services, 2022, Project/Program Loans, Grants, and Technical Assistance Operations Combined, by ADB Member
Cumulative Contracts Awarded by Origin of Goods and Services as of 31 December 2022, Loans, Grants, and Technical Assistance Operations
Cumulative Contracts Awarded by ADB Members as of 31 December 2022, Loans, Grants, and Technical Assistance Operations
Asian Development Fund-Contributed Resources
Japan Special Fund—Regular and Supplementary Contributions, Statement of Activities and Change in Net Assets

Organizational Information
Resolutions of the Board of Governors Adopted in 2022
Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2022
Board of Governors
Board of Directors and Voting Groups
Committees of the Board of Directors
ADB Institute Advisory Council, 2022–2024
Summary of Internal Administrative Expenses—2022 and Budget for 2023
2022 Annual Base Salary of the Board of Directors and Management
Management and Staff Representation of ADB Members
Number of Authorized Positions in Field Offices
Growth in Field Offices and Assigned Staff Positions

80	ANNUAL REPORT 2022

Financial statements incorporated by reference. Management’s Discussion and Analysis and the Annual Financial Statements of the Asian Development Bank shall be deemed to be incorporated in and to form part of this Annual Report. The Financial Report, organizational information, and operational data are available at https://www.adb.org/documents/adb-annual-report-2022 and via the QR code on this page.

ACKNOWLEDGMENTS

Board of Directors’ Working Group on the Annual Report 2022: David Cavanough (Chair), Ernesto Braam, Damien Horiambe, Xia Lyu, Keiko Takahashi, and San Thida.

Annual Report 2022 Secretariat: Yan Jiang (Office of the President); Sisse Arias, Roquena Domingo, Jake Padua (Office of the Secretary); Claus Astrup, Ilaria Caetani, Maria Christina Dueñas, Socorro Regalado, Arminda Bellin (Strategy, Policy, and Partnerships Department); Karen Lane, Duncan McLeod (Department of Communications).

Publisher Bernard Woods • Managing Editor (Print and Digital) Duncan McLeod • Project Manager Luke Dunstan

•	Copyediting Paul Dent • Proofreading Ma. Theresa Arago, Maria Guia De Guzman, Joy Quitazol • Art Direction Anthony Victoria

•	Design and Information Graphics Cleone Baradas • Typesetting Edith Creus, Prince Nicdao • Programming and Design (Digital)

Christopher Charleson.

The Board of Directors’ Working Group on the Annual Report 2022 would like to thank all ADB departments and offices for their significant contributions to this report.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from the source and interpretation of data. ADB accepts no responsibility from any consequence of their use.

By making any designation of or reference to a particular territory or geographical area, or by using the term “country” in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area. In this publication, “$” refers to United States dollars, unless otherwise stated. ADB recognizes “China” as the People’s Republic of China, “Korea” as the Republic of Korea, and “Vietnam” as Viet Nam.

© 2023 Asian Development Bank

ISBN 978-92-9270-073-7 (print); 978-92-9270-074-4 (electronic); 978-92-9270-075-1 (ebook)

Publication Stock No. FLS230039

DOI: http://dx.doi.org/10.22617/FLS230039

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All photos by ADB unless otherwise indicated.

Cover photos, left to right, top to bottom: People from 16 of ADB’s developing member countries: Bhutan, Azerbaijan, Kazakhstan, Tonga, Lao People’s Democratic Republic, Turkmenistan, the People’s Republic of China, Maldives, Timor-Leste, Indonesia, Uzbekistan, the Philippines, Kiribati, Nepal, Fiji, and Mongolia.